As filed with the Securities and Exchange Commission on December 31, 2002

File Nos. ________

811-5422

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Pre-Effective Amendment No.

Post-Effective Amendment No. __

and/or

REGISTRATION STATEMENT UNDER THE INVESTMENT

COMPANY ACT OF 1940

Amendment No. 13

KBL Variable Annuity Account

(Exact Name of Registrant)

Sun Life Insurance and Annuity Company of New York

(Name of Depositor)

122 East 42nd Street, Suite 1900, New York, New York 10017

(Address of Depositor's Principal Executive Offices Zip Code)

Depositor's Telephone Number, Including Area Code (212) 983-6352

Edward M. Shea, Assistant Vice President And Senior Counsel

Sun Life Assurance Company Of Canada (U.S.)

112 Worcester Street

Wellesley Hills, Massachusetts 02481

(Name and Address of Agent for Service)

Copies Of Communications To:

Christopher S. Petito

Jorden Burt LLP

1025 Thomas Jefferson Street, N.W.

Suite 400E

Washington, D.C. 20007

Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of this filing.

Calculation of Registration Fee under the Securities Act of 1933:

Registrant is registering an indefinite number of securities under the Securities Act of 1933 pursuant to Rule 24f-2 of the Investment Company Act of 1940.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

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PART A

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Sun Life Insurance and Annuity Company of New York

P.O. Box 9133

Wellesley Hills, MA 02481

(800) 282-7073

THE PAINEWEBBER ADVANTAGEsm

Issued By

KBL Variable Annuity Account

(formerly known as American Benefit Variable Annuity Account)

Individual Deferred Variable Annuity Contract

The Individual Deferred Variable Annuity Contract (the "Contract") described in this prospectus is designed to provide retirement programs for individual purchasers on both a variable and a fixed payment basis. You may also use the Contract to provide Annuity benefits in connection with retirement plans which qualify for special tax treatment under the Internal Revenue Code ("Code"). The Contract is not currently offered for sale. If you currently own a Contract, however, you may pay additional Purchase Payments.

You may allocate your Purchase Payments under the Contract to the Divisions of the KBL Variable Annuity Account (the "Separate Account") or to the Fixed Account. Each Division invests in shares of a single Portfolio of the Alliance Variable Products Series Fund, Inc., an open-end investment company registered under the Investment Company Act of 1940 ("1940 Act"). Seven Divisions currently are available.

This prospectus and the prospectus for Alliance Variable Products Series Fund, Inc. set forth information that you should know before investing. A Statement of Additional Information about the Contract dated December 31, 2002, has been filed with the Securities and Exchange Commission and is incorporated herein by reference. You may obtain a copy without charge upon written request by writing or calling us at the address or phone number give above. The table of contents of the Statement of Additional Information is contained in this prospectus.

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THIS PROSPECTUS IS VALID ONLY WHEN ACCOMPANIED BY A CURRENT PROSPECTUS OFALLIANCE VARIABLE PRODUCT SERIES FUND, INC. BOTH PROSPECTUSES SHOULD BE READ CAREFULLY AND RETAINED FOR FUTURE REFERENCE.

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THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

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Prospectus dated December 31, 2002

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Topic	Page

DEFINITIONS
SOME QUESTIONS AND ANSWERS ABOUT THE CONTRACT
EXPENSE TABLE
FINANCIAL INFORMATION
CONDENSED FINANCIAL INFORMATION
THE INSURANCE COMPANY
THE SEPARATE ACCOUNT
THE FIXED ACCOUNT
CONTRACT CHARGES AND DEDUCTIONS
Withdrawal Charges
Transfer Charges
Contract Maintenance Charge
Premium and Other Taxes
Mortality Risk Charge
Expense Risk Charge
Distribution Expense Risk Charge
THE FUND
THE CONTRACT
Purchase Payments
VARIABLE ACCOUNT ACCUMULATION PROVISIONS
Accumulation Units
Value of an Accumulation Unit
Net Investment Factor
DEATH BENEFIT
Before the Annuity Date
After the Annuity Date
EXERCISE OF RIGHTS UNDER THE CONTRACT
Beneficiary
Annuitant
Ownership
Collateral Assignment
Transfers
Withdrawals
Substitution and Change
VARIABLE AND FIXED ANNUITY PROVISIONS
Minimum Annuity Payments
Annuity Date
Proof of Age, Sex and Survival
Misstatement of Age or Sex
Change of Annuity Date or Annuity Option
GENERAL ANNUITY OPTIONS
ADDITIONAL VARIABLE ANNUITY PROVISIONS
First Variable Annuity Payment
Assumed Investment Rate
Number of Annuity Units
Value of Each Annuity Unit
Subsequent Variable Annuity Payments
MISCELLANEOUS PROVISIONS
Notices, Changes and Elections
Amendment of Contract
10 Day Right to Examine
Retirement Plan Conditions
Reports to Contract Owners
FEDERAL INCOME TAX STATUS
DISTRIBUTION
VOTING RIGHTS
OTHER INFORMATION
Legal Proceedings
Custodian of Assets
Contract Owner Inquiries
TABLE OF CONTENTS--Statement of Additional Information

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DEFINITIONS

Accumulation Unit: A measuring unit used to determine the value of an owner's interest in a Division of the Separate Account prior to the Annuity Date.

Allocation Options: The Fixed Account and each of the Divisions of the Separate Account.

Annuitant: The person on whose life Annuity payments under a Contract may be based.

Annuity: A series of income payments made to a Contract Owner for a defined period of time.

Annuity Date: The date on which the initial Annuity payment is determined.

Annuity Unit: A measuring unit used to compute the Variable Annuity payments from a Division of the Separate Account.

Company or Sun Life (NY) ("We"): Sun Life Insurance and Annuity Company of New York.

Contract: The variable annuity contract described in this prospectus issued by the Company.

Contract Owner ("You"): The person entitled to exercise all rights under the Contract.

Contract Value: The sum of your values in the Divisions and in the Fixed Account.

Division: The Separate Account consists of 7 Divisions. Each Division is invested in a specified Portfolio of Alliance Variable Products Series Fund, Inc.

Early Withdrawal Charge Period: The period of 5 years following the date of each Purchase Payment.

Fixed Account: The Fixed Account is an Allocation Option for Purchase Payments and Contract Value. Amounts allocated to the Fixed Account are held in our General Account. Contract Value allocated to the Fixed Account does not vary with the investment experience of the Separate Account.

Fixed Annuity: A series of periodic guaranteed level payments. Such payments are not based upon the investment experience of the Separate Account.

Fund: Alliance Variable Products Series Fund, Inc.

Net Contract Value: The Contract Value less any applicable withdrawal and contract maintenance charges.

Purchase Payments: The money paid for a Contract.

Separate Account: KBL Variable Annuity Account, a segregated investment account established by the Company to receive and invest amounts allocated to provide variable benefits under the Contract.

Valuation Day: Each day the New York Stock Exchange is open for trading and valuations have not been suspended by the Securities and Exchange Commission.

Valuation Period: The interval from one Valuation Day to the following Valuation Day.

Variable Annuity: A series of periodic payments which vary in amount according to the investment experience of the underlying Divisions of the Separate Account.

SOME QUESTIONS AND ANSWERS ABOUT THE CONTRACT

1. For whom is the Contract designed?

The Contract is designed for anyone seeking to accumulate retirement income through managed investments. The Contract can be used for either private (non-qualified) plans or tax-qualified retirement plans. The Contract Owner must be the Annuitant unless the Contract is purchased by an entity which is not a natural person.

2. How do you purchase a Contract?

We no longer offer the Contract for sale. We continue to accept Purchase Payments under outstanding Contracts.

3. What is the difference between a fixed annuity and a variable annuity?

Under a fixed annuity, the amount of each annuity payment is fixed and guaranteed by us. Under a variable annuity, you bear the investment risk and we bear the longevity risk, i.e., while we guarantee payments for life or a specified period, the amount of individual payments may vary based on the investment performance of the selected Divisions. See "Variable and Fixed Annuity Provisions."

4. What type of annuity is the Contract?

The Contract provides an accumulation period with variable as well as fixed Allocation Options and offers a choice of either fixed or variable annuity payments after the Annuity Date.

The Contract Value invested in a variable option during the accumulation period varies to reflect the investment performance of the Division(s) to which the Contract Value is allocated. Thus, you bear the investment risk. The Contract Value invested in the fixed option during the accumulation period earns interest at a rate guaranteed by the Company, which we may change from time to time.

When a Variable Annuity is chosen, only the first monthly payment during the annuity period is guaranteed in amount. Subsequent payments vary with the investment performance of the Division(s).

When a Fixed Annuity is chosen, the amount of each payment is determined on the Annuity Date and does not vary. You may not choose to receive both fixed and variable payments.

5. What are the Investment Options under the Contract?

The Separate Account is divided into 7 Divisions, each of which is invested in shares of a designated Portfolio of the Fund. When based on the investment experience of the Separate Account, the Contract Value and the amount of the periodic annuity payments will reflect the investment experience of the particular Divisions selected, subject to certain charges and deductions. See "The Separate Account" and "Contract Charges and Deductions."

The 7 Portfolios offered by the Separate Account are: the Alliance Money Market Portfolio, the Alliance Growth Portfolio, the Alliance Growth and Income Portfolio, the Alliance International Portfolio, the Alliance Global Bond Portfolio, the Alliance US Government/ High Grade Securities Portfolio, and the Alliance Total Return Portfolio (collectively referred to as the "Portfolios"). See "The Fund."

--You also may allocate your Contract Value to the Fixed Account. The Fixed Account is held in the General Account of Sun Life (NY). Contract Value allocated to the Fixed Account is not based on the investment experience of the Separate Account. See "The Fixed Account."

The Separate Account and the Fixed Account are generically referred to as the "Allocation Options." One or more Allocation Option(s) may be selected for investment by Contract Owners. Contract Owners may be invested in no more than 5 Allocation Options at any one time. The selection may be changed and Contract Values transferred among Allocation Options subject to the conditions described herein.

6. Can you make transfers among the Allocation Options?

Subject to certain conditions, during the Accumulation Period you may transfer all or part of the Contract Value from one Allocation Option to one or more of the remaining Allocation Option(s), including transfers between the Divisions and the Fixed Account. After the Annuity Date, you may also transfer Annuity Unit value to one or more Division(s) of the Separate Account. A transfer charge may be imposed. See "Transfer Charges" and "Transfers."

7. What expenses are charged to the Contract?

We do not charge an initial sales charge on Purchase Payments. However, we may deduct an early withdrawal charge upon partial or complete withdrawal. The early withdrawal charge equals 5% of a Purchase Payment withdrawn within five years after your paid it to us.

No early withdrawal charge is applied to any part of a withdrawal representing gain on the Contract or Purchase Payments withdrawn more than five years after your paid them to us. No early withdrawal charge is applied, after the first year, to total withdrawals in a calendar year not in excess of 10% of the Contract Value as of the last Valuation Day of the prior calendar year. The Fixed Account is also subject to a charge upon withdrawal. See "Withdrawal Charges."

The Company deducts a distribution expense risk charge daily from each Division at an annual rate of 0.15% of the total net assets of each Division, which is included in the 1.40% charge discussed below. The total early withdrawal charges and the distribution expense risk charges under your Contract will not exceed 9% of all Purchase Payments. See "Distribution Expense Risk Charge."

Charges totaling 1.40%, on a yearly basis, of each Division's total net assets are deducted from each Division in order to reimburse the Company for undertaking the mortality risk, expense risk and distribution risks in connection with the Contract. See "Contract Charges and Deductions."

During the accumulation period, each Contract is assessed an annual contract maintenance charge of $30. This charge, which is guaranteed never to increase, is designed to reimburse the Company for the cost of administering the Contract. See "Contract Maintenance Charge."

Transfers among the Allocation Options and withdrawals are permitted without limit in number. The Contract provides that each transfer in excess of 6 in a calendar year is subject to a charge of $10. The Company has waived this charge until further notice. See "Transfer Charges."

A withdrawal may be subject to a withdrawal transaction charge of $10 for each withdrawal in excess of 3 in any calendar year. See "Withdrawal Charges."

The Fund is also subject to certain charges and expenses. Alliance serves as investment adviser to the Fund in return for a fee which is accrued daily and paid monthly and is based on an annual percentage of the net assets of each Portfolio of the Fund. The Portfolios also bear certain operating and other expenses, as described in their prospectus. See "The Fund."

Any premium taxes with respect to a Contract will be paid when due.

8. May the Contract Owner withdraw all or a portion of the Contract Value?

All or a portion of the Contract Value may be withdrawn at any time during the accumulation period, with the following limits: (a) the minimum permissible amount of partial withdrawal is $500, and (b) no partial withdrawal may be made if it would result in a remaining Contract Value of less than the greater of $1,000 or the unassessed early withdrawal charge on any Purchase Payments with a remaining early withdrawal charge period. Withdrawals from TSAs are subject to special restrictions imposed by the Code. Subject to these limitations, the Contract Owner may make as many partial withdrawals as he or she wishes. In addition, a withdrawal may be subject to a withdrawal transaction charge of $10 for each withdrawal in excess of 3 in any calendar year. See "Withdrawals."

No withdrawal is permitted following the commencement of Annuity payments with the exception of Option 1 when taken as a Variable Annuity payment which allows for a lump sum payment of the present value of the remaining payments. See "Annuity Options."

It should also be noted that a penalty tax may be imposed pursuant to Section 72(q) or Section 72(t) of the Internal Revenue Code upon withdrawal of amounts accumulated under the Contract. For federal income tax consequences of partial or complete withdrawals, see "Federal Income Tax Status."

9. How are the amounts of the Variable Annuity payments determined?

The Contract Value available on the Annuity Date is used to provide Annuity payments. The Contract Value may be reduced by withdrawal charges or premium taxes. An early withdrawal charge may be imposed on the Annuity Date unless an Annuity option involving lifetime payments is elected. See "Withdrawal Charges" and "Annuity Options." The Contract Owner's values in the Division(s) will be converted to Annuity Units. The Contract Owner may also transfer amounts from the Fixed Account to the Divisions for annuitization. The Annuitant will receive Annuity payments based on the Contract Value available, the Annuity rates guaranteed by the Contract and the Annuity option selected. See "Annuity Options."

There can be no assurance that the Contract Value during the accumulation period or the aggregate amount of Annuity payments after the Annuity Date will equal or exceed the aggregate Purchase Payments.

10. What if the Annuitant dies during the accumulation period?

If the Annuitant dies prior to the Annuity Date, the Company will pay the designated beneficiaries a minimum death benefit equal to the greatest of (1) the aggregate Purchase Payments adjusted for withdrawals, charges and deductions, (2) the Contract Value next determined following receipt by the Company at its home office of due proof of death and payment election, or (3) the Contract Value (adjusted for previous Purchase Payments, withdrawals, charges and deductions) calculated as of the first Valuation Day of each 5 year period. For Contracts issued before May 1, 1989, the first 5 year period starts at the end of the sixth year. For Contracts issued on or after May 1, 1989, the first 5 year period starts at the end of the fifth year. See "Death Benefit."

11. What are the mortality risks assumed under the Contract by the Company?

Under the Contract, we guarantee that during the accumulation period the death benefit will be the amounts as determined in response to question 9 above.

We further guarantee that Annuity payments will not be affected by a change in the death rate assumed in establishing our obligation to provide Annuity payments under the Contract. This means that the Annuitant under a life option will continue to receive Annuity payments no matter how long he or she lives.

12. May additional Purchase Payments be made to the Contract after it is issued?

Yes, you may make additional Purchase Payments of at least $500 for non-qualified retirement plans and $100 under qualified retirement plans to the Contract at any time prior to the Annuity Date. We may waive these minimum payments for certain plans including automatic payment plans. We will not accept a Purchase Payment in excess of $1 million without our prior written approval.

13. How can Contract inquiries be made?

For further information concerning the Contract, write Sun Life Insurance and Annuity Company of New York at P.O. Box 9133, Wellesley Hills, MA 02481 or call 1-800-282-7073.

EXPENSE TABLE
Contract Owner Transaction Expenses
Deferred Sales Load (as a percentage of Purchase Payments)...	5%
Transfer Fee[1] .................................................................................	$10
Charge for Excess Withdrawals[1] ..................................................	$10
Annual Contract Maintenance Charge..........................................	$30

Separate Account Annual Expenses
(as a percentage of average account value)
Mortality and Expense Risk Fees............................	1.25%
Distribution Expense Risk Fees.............................	0.15%
Total Separate Account Annual Expenses...........	1.40%

Portfolio Company Annual Expenses

(as a percentage of portfolio company average net assets)
			Growth			U.S. Gov't
	Money		and		Global	High Grade	Total
	Market	Growth	Income	Int'l	Bond	Securities	Return
	Division	Division	Division	Division	Division	Division	Division

Management Fees..................................................	0.50%	0.75%	0.63%	1.00[2] %	0.65%	0.60%	0.63%
Other Expenses of the Fund..................................	0.13%	0.11%	0.04%	1.01[2]%	0.42%	0.29%	0.12%
Total Portfolio Company Annual Expenses........	0.63%	0.86%	0.67%	2.01[2]%	1.07%	0.89%	0.75%

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1

The Contract provides that each transfer in excess of 6 in a calendar year is subject to a charge of $10. The Company has waived this fee until further notice. A withdrawal transaction charge of $10 will be imposed on each withdrawal in excess of 3 per calendar year.

2

The Manager of the Fund agreed to continue voluntary expense reimbursement for the foreseeable future. The following expenses are what expenses were with reimbursement for Alliance International Portfolio -- 0.61% for management fees, 0.34% for other expenses of the fund and 1.20% for total portfolio Company annual expenses.

				Growth			U.S. Gov't
		Money		and		Global	High Grade	Total
		Market	Growth	Income	Int'l	Bond	Securities	Return
		Division	Division	Division	Division	Division	Division	Division

If you surrender or annuitize[1] your Contract
at the end of the applicable time period:	1 Year	$ 73	$ 75	$ 79	$ 85	$ 77	$ 75	$ 76
You would pay the following expenses on a	3 Years	121	128	139	156	133	127	130
$1,000 investment, assuming 5% annual	5 Years	172	184	201	229	192	182	187
return on assets:	10 Years	262	285	319	373	301	282	291

If you do not surrender your Contract:	1 Year	$ 23	$ 25	$ 29	$ 35	$ 27	$ 25	$ 26
You would pay the following expenses on a	3 Years	71	78	89	106	83	77	80
$1,000 investment, assuming 5% annual	5 Years	122	134	151	179	142	132	137
return on assets:	10 Years	262	285	319	373	301	282	291
1	The early withdrawal charge will not be assessed at the time of annuitization if the annuity payment option chosen contains life contingencies.

The purpose of the above table is to assist you in understanding the various costs and expenses that you will bear directly or indirectly. Premium taxes, which currently range from 0 to 3.5%, can be deducted when incurred; however, we may advance them when incurred and deduct them subsequently. Note that the expense amounts shown above in the hypothetical example are aggregate amounts for the total number of years indicated. For additional information about expenses of the Contract, see "Contract Charges and Deductions." THE EXAMPLE SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE EXPENSES AND ACTUAL EXPENSES MAY BE GREATER OR LESS THAN THOSE SHOWN.

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER DESCRIBED HEREIN AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION TO ANY PERSON TO WHOM SUCH OFFER WOULD BE UNLAWFUL THEREIN.

FINANCIAL INFORMATION

Financial statements of the Separate Account and the Company are contained in the Statement of Additional Information. A copy of the Statement of Additional Information containing such financial statements may be obtained without charge by sending a written request to Sun Life (NY) at the address on page one of this prospectus or calling us at 1-800-282-7073.

CONDENSED FINANCIAL INFORMATION

The information presented below reflects the Accumulation Unit information for Divisions of the Separate Account through December 31, 2001.
	Accumulation	Accumulation	Number Of
	Unit Value At	Unit Value At	Units At End
Year Ended 12/31	Start of Year	End of Year	of Year

Money Market Division
1992............................	$11.87	$12.08	64,773
1993............................	12.08	12.20	54,823
1994............................	12.20	12.45	73,868
1995............................	12.45	12.93	42,317
1996............................	12.93	13.31	40,793
1997............................	13.31	13.72	4,597
1998............................	13.72	14.14	10,179
1999............................	14.14	14.43	6,280
2000............................	14.43	14.89	342
2001............................	14.89	14.85	0

Growth Division
1992............................	19.27	20.10	59,453
1993............................	20.10	23.71	63,792
1994............................	23.71	20.64	49,880
1995............................	20.64	26.98	39,822
1996............................	26.98	31.51	21,521
1997............................	31.51	36.00	15,400
1998............................	36.00	46.32	8,409
1999............................	46.32	61.11	5,314
2000............................	61.11	48.10	4,306
2001............................	48.10	37.14	1,143

Growth and Income Division
1992............................	10.00	10.19	64,464
1993............................	10.19	9.83	62,795
1994............................	9.83	9.10	56,761
1995............................	9.10	11.71	30,639
1996............................	11.71	14.07	31,867
1997............................	14.07	18.41	30,087
1998............................	18.41	21.11	26,143
1999............................	21.11	22.98	11,024
2000............................	22.98	21.56	9,197
2001............................	21.56	21.32	2,291

International Division
1992............................	14.21	12.96	56,396
1993............................	12.96	17.90	61,220
1994............................	17.90	15.53	58,236
1995............................	15.53	14.79	32,466
1996............................	14.79	16.79	19,383
1997............................	16.79	17.74	14,897
1998............................	17.74	19.89	5,307
1999............................	19.89	23.19	4,400
2000............................	23.19	20.66	3,671
2001............................	20.66	16.06	1,644

Global Bond Division
1992............................	13.67	13.66	206,841
1993............................	13.66	15.71	205,378
1994............................	15.71	14.66	186,265
1995............................	14.66	16.42	76,114
1996............................	16.42	17.25	35,003
1997............................	17.25	17.62	19,090
1998............................	17.62	19.06	10,102
1999............................	19.06	17.89	7,918
2000............................	17.89	18.53	5,381
2001............................	18.53	18.00	4,534

US Government/High Grade Securities Division
1992............................	12.28	12.93	49,938
1993............................	12.93	14.23	60,978
1994............................	14.23	13.29	57,146
1995............................	13.29	15.53	44,575
1996............................	15.53	15.88	30,033
1997............................	15.88	17.40	20,655
1998............................	17.40	18.63	12,156
1999............................	18.63	17.60	8,130
2000............................	17.60	19.61	6,602
2001............................	19.61	20.94	5,205

Total Return Division
1992............................	13.31	13.80	44,980
1993............................	13.80	15.73	43,841
1994............................	15.73	14.04	37,847
1995............................	14.04	17.07	39,662
1996............................	17.07	19.63	29,895
1997............................	19.63	24.20	25,422
1998............................	24.20	22.98	22,841
1999............................	22.98	27.99	13,267
2000............................	27.99	27.70	12,710
2001............................	27.70	28.61	11,830

THE INSURANCE COMPANY

The Company is a stock life insurance company incorporated under the laws of New York on May 25, 1983. The Company does business exclusively in New York. The Company's Home Office is located at 122 East 42nd Street, Suite 1900, New York, New York 10017.

The Company is an indirect wholly-owned subsidiary of Sun Life Assurance Company of Canada (U.S.) ("Sun Life (U.S.)"). Sun Life (U.S.) completed its demutualization on March 22, 2000. As a result of the demutualization, a new holding company, Sun Life Financial Services of Canada Inc. ("Sun Life Financial"), is now the ultimate parent of Sun Life (U.S.) and the Company. Sun Life Financial, a corporation organized in Canada, is a reporting company under the Securities Exchange Act of 1934 with common shares listed on the Toronto, New York, London, and Manila stock exchanges.

Effective December 31, 2002, Keyport Benefit Life Insurance Company ("Keyport Benefit") merged with and into the Company, with the Company as the surviving entity. Keyport Benefit was an affiliate of the Company. Keyport Benefit was a stock life insurance company organized under the laws of the State of New York in 1987.

Upon the merger, Keyport Benefit ceased to exist, and the Company became the surviving company. As a result of the merger, the Separate Account became a separate account of the Company. All of the Contracts issued by Keyport Benefit before the merger were, at the time of the merger, assumed by the Company. The merger did not affect any provisions of or right or obligations under, those Contracts.

In approving the merger on November 7, 2002, the board of directors of the Company and Keyport Benefit determined that the merger was necessary to satisfy certain requirements of the Department of Insurance of the State of New York in connection with the acquisition of Keyport Benefit by Sun Life Financial in 2001 and that the merger would result in operational and financial efficiencies, which would be in the long-term interests of their respective contract owners. On November 7, 2002, the respective 100% stockholders of the Company and Keyport Benefit voted to approve the merger. In addition, the Department of Insurance of the State of New York has approved the merger.

THE SEPARATE ACCOUNT

The Separate Account was established by Keyport Benefit , a predecessor of the Company, on October 19, 1987, pursuant to the provisions of the New York law, as a segregated investment account. On December 31, 2002, Keyport Benefit was merged with and into the Company. The Separate Account survived the merger intact.

The Separate Account has 7 Divisions: the Money Market Division, the Growth Division, the Growth and Income Division, the Global Equity Division, the Global Bond Division, the U.S Government/High Grade Securities Division and the Total Return Division , each of which is invested in shares of a designated Portfolio of the Fund. The Separate Account and each Division therein is administered as part of the general business of the Company; but the income, gains and losses, whether or not realized, from assets allocated to each Division are credited to or charged against that Division in accordance with the terms of the Contract, without regard to other income, gains or losses of any other Division or arising out of any other business the Company may conduct. The assets within each Division are not chargeable with liabilities arising out of the business conducted by any other Division, nor will the Separate Account as a whole be chargeable with liabilities arising out of any other business the Company may conduct.

All obligations arising under a Contract, however, including the guarantee to make Annuity payments, are general obligations of the Company; and all of the Company's assets are available to meet its expenses and obligations under the Contract. While the Company is obligated to make the Variable Annuity payments under a Contract, the amount of such payments is not guaranteed. The Contract Value allocated to the Divisions and the amount of Variable Annuity payments will vary with the investment experience of the Division(s) to which the Contract Value is allocated. Such amounts will be subject to certain charges and deductions. See "Contract Charges and Deductions."

The Company has caused the Separate Account to be registered with the Securities and Exchange Commission as a unit investment trust under the 1940 Act. Such registration does not involve supervision of the management of the Separate Account or the Company by the Securities and Exchange Commission.

THE FIXED ACCOUNT

The Fixed Account is an Allocation Option for Purchase Payments and Contract Value. Amounts allocated to the Fixed Account become part of the general account of Sun Life (NY). Contract Value allocated to the Fixed Account does not vary with the investment experience of the Separate Account.

Because of provisions in the securities laws, our general account, including the Fixed Account, is not subject to regulation under the Securities Act of 1933 or the Investment Company Act of 1940. Sun Life (NY) has been advised that the staff of the Securities and Exchange Commission does not review the disclosure in this prospectus relating to the Fixed Account. Disclosure regarding the Fixed Account may, however, be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospectuses.

CONTRACT CHARGES AND DEDUCTIONS

Withdrawal Charges--No initial sales charge is deducted from Purchase Payments. An early withdrawal charge, however, may be imposed in the event of withdrawal (redemption) of any portion of the Contract Value or upon annuitization. The early withdrawal charge is intended to recover the Company's expenses relating to the sale of the Contract, including commissions, preparation of sales literature and other sales activities. In addition to the early withdrawal charge, the Company deducts a distribution expense risk charge daily from each Division at an annual rate of 0.15% of the total net assets of each Division. See "Distribution Expense Risk Charge." The amount of any sales charge imposed (which includes both the early withdrawal charge and the distribution expense risk charge), when added to any previous sales charge, will not exceed 9% of all Purchase Payments.

For partial withdrawals, the early withdrawal charge is 5% of the amount withdrawn which represents Purchase Payments which have an early withdrawal charge period remaining. Purchase Payments have an early withdrawal charge period of 5 years. The charge will be assessed against the amount requested and will be deducted from the remaining Contract Value after the Contract Owner is paid the amount requested. Thus, for example, assuming that a Contract Owner requests a withdrawal of $500 which is subject to the early withdrawal charge, a total of $525 would be deducted from the Contract Value. For complete withdrawals, the early withdrawal charge is 5% of any Purchase Payments made which have an early withdrawal charge period remaining.

No early withdrawal charge will be made for any part of a withdrawal representing: (A) the greater of: 1) excess of the Contract Value over the sum of Purchase Payments made under the Contract not already withdrawn (i.e. gain on the Contract), or 2) after the first year, total withdrawals in a calendar year not in excess of 10% of the Contract Value as of the last Valuation Day of the prior calendar year; or (B) Purchase Payments with no early withdrawal charge period remaining.

In determining if an early withdrawal charge is appropriate, the Company assumes that all withdrawals are taken first from gain, then from Purchase Payments with no early withdrawal charge period remaining, and then from any Purchase Payments with the longest early withdrawal charge period remaining. This method produces the lowest amount of early withdrawal charge.

However, withdrawals made during the first 12 months are made first from the Purchase Payments with the longest early withdrawal charge period remaining. These withdrawals are subject to an early withdrawal charge.

Any early withdrawal charge will be deducted from affected Divisions in the ratio of the Contract Value withdrawn from each to the total Contract Value withdrawn. If the amount in any Division is not enough to cover its share of the charge, the excess will be deducted from the remaining Divisions in the ratio of the Contract Owner's value in each to the combined value in all Divisions.

The amount of any sales charge imposed (which includes both any early withdrawal charge and the distribution expense risk charge), when added to any previous sales charge, will not exceed 9% of all Purchase Payments.

An annuitization of the Contract will be subject to an early withdrawal charge (i.e. on Purchase Payments annuitized with an early withdrawal charge period remaining) unless the Annuity is paid under an Annuity option containing life contingencies.

A withdrawal transaction charge of $10 will be imposed on each withdrawal in excess of 3 per calendar year. This transaction charge may be waived by the Company on any withdrawal effected through an approved systematic withdrawal service. See "Withdrawals."

The Company reserves the right to waive any early withdrawal charge for Contracts issued to officers, directors, agents, or full-time employees of the Company and their families; the investment adviser of the Fund; or the distributor and agents of the distributor.

In addition, any early withdrawal charge may be waived by the Company on any withdrawal where the amount withdrawn is used to purchase another Contract issued by the Company.

Transfer Charges--Prior to the Annuity Date, the Contract Owner has the right to transfer all or part of the Contract Value from one Allocation Option to one or more of the remaining Allocation Option(s) subject to the rules and procedures of each Allocation Option. After the Annuity Date, the Contract Owner may also transfer Annuity Unit value among the Divisions of the Separate Account. The Contract provides that each transfer in excess of 6 in a calendar year is subject to a charge of $10. The Company has waived this charge until further notice. The Company does not expect to generate any profits from this charge.

Prior to the Annuity Date, any transfer charge will be deducted from the Allocation Option(s) to which amounts are transferred in the ratio of the Contract Value received by each to the total Contract Value transferred. After the Annuity Date, any charge will be deducted from the next Annuity payment.

No transfer charge will be assessed on automatic transfers effected through an approved automatic allocation service.

Contract Maintenance Charge--The Company has primary responsibility for administration of the Contract. Such administrative services include: issuing Contracts, maintaining Contract Owner records (accounting, valuation and reporting services) and issuing reports. During the accumulation period, the Company will deduct a contract maintenance charge of $30 from the Contract Value of each Contract in force on the last Valuation Day of each calendar year. The charge will also be deducted upon full withdrawal of the Contract Value, or commencement of Annuity payments, without proration, if such withdrawal is made or Annuity payments commence prior to the last Valuation Day of the year. If the Contract Owner participates in more than one Allocation Option, a share of the $30 charge will be made against each in the ratio of the Contract Owner's value in each to the total Contract Value. The Company does not anticipate realizing a gain from this charge. Even though administrative expenses may increase, the amount of the charge will not change.

Premium and Other Taxes--The Company will deduct from the Contract Value the amount of any premium and other similar policyholder taxes levied by any state or governmental entity with respect to that particular Contract. Such taxes, which currently range from 0 to 3.5%, can be deducted when incurred; however, the Company may advance them when incurred and deduct them subsequently. If the Contract Owner participates in more than one Allocation Option, any premium or other taxes will be charged against each Division and the Fixed Account which incurred the charge.

Mortality Risk Charge--Annuity payments will not be affected by the mortality experience (death rate) of persons receiving Annuity payments or of the general population. For assuming this mortality risk and the risk inherent in the death benefit (see "Death Benefit Before the Annuity Date"), the Company deducts during the entire life of the Contract a mortality risk charge daily from each Division at an annual rate of 0.85% of the total net assets of each Division. If the mortality risk charge is insufficient to cover the actual costs of the mortality risk, the Company will bear the loss; however, if the amount proves more than sufficient, the excess will be a gain which the Company may use at its discretion to pay distribution and other expenses. The rate imposed for the mortality risk charge may not be changed.

Expense Risk Charge--The Company guarantees that the contract maintenance charge will not increase, regardless of actual expenses incurred by the Company. For assuming this expense risk, the Company deducts during the entire life of the Contract an expense risk charge daily from each Division at an annual rate of 0.40% of the total net assets of each Division. If the expense risk charge is insufficient to cover the actual cost of the expense risk, the Company will bear the loss; however, if the charge is more than sufficient, the excess will be a gain which the Company may use at its discretion to pay distribution and other expenses. The rate imposed for the expense risk charge may not be changed.

Distribution Expense Risk Charge--The Company guarantees that the early withdrawal charge stated in the Contract will not be increased. For assuming this distribution expense risk, the Company deducts a distribution expense risk charge daily from each Division at an annual rate of 0.15% of the total net assets of each Division. If the distribution expense risk charge and the early withdrawal charge are insufficient to cover the actual cost of distribution, the Company will bear the loss; however, if the charges are more than sufficient, the excess will be a gain which the Company may use at its discretion. The rate of the distribution expense risk charge may not be changed. The amount of any sales charge imposed (which includes both the early withdrawal charge and the distribution expense risk charge), when added to any previous sales charge, will not exceed 9% of all Purchase Payments.

THE FUND

The Fund is registered as an open-end management investment company under the 1940 Act. The 7 Portfolios offered by the Separate Account are: the Alliance Money Market Portfolio, the Alliance Growth Portfolio, the Alliance Growth and Income Portfolio, the Alliance International Portfolio, the Alliance Global Bond Portfolio, the Alliance U.S. Government/High Grade Securities Portfolio, and the Alliance Portfolio (Total Return), each having its own investment objective and policies.

Each Portfolio has, and is subject to, certain investment policies and restrictions which may not be changed without a majority vote of shareholders in that Portfolio.

Certain Portfolios are funding vehicles for other variable life insurance policies and variable annuity contracts offered by our separate accounts. The Portfolios also are available for the separate accounts of insurance companies affiliated and unaffiliated with us. It is conceivable that in the future if may be unfavorable for variable life insurance separate accounts and variable annuity separate accounts to invest in the same Portfolio. Although neither we nor any of the Portfolios currently foresees any such disadvantages either to variable life insurance or variable annuity contract owners, the Fund's Board of Directors intends to monitor events in order to identify any material conflicts between variable life and variable annuity contract owners and to determine what action, if any, should be taken in response thereto. If the Board of Directors were to conclude that separate investment funds should be established for variable life and variable annuity separate accounts, Contract Owners will not bear the attendant expenses.

The Portfolios' Adviser is Alliance Capital Management, L.P., 1345 Avenue of the Americas, New York, New York 10105. Alliance is a leading international investment manager supervising client accounts with assets as of December 31, 2001, totaling more than $455 billion (of which more than $172 billion represented the assets of investment companies). As of December 31, 2001, Alliance managed retirement assets for many of the largest public and private employee benefit plans (including 41 of the nation's FORTUNE 100 companies), for public employee retirement funds in 43 states, for investment companies, and for foundations, endowments, banks and insurance companies worldwide. The 50 registered investment companies managed by Alliance, comprising 139 separate portfolios, currently have more than 7.5 million shareholder accounts.

A summary of the investment objective of, and the investment advisory fees charged, each Portfolio of the Fund available for purchase is described below. MORE DETAILED INFORMATION IS CONTAINED IN THE CURRENT PROSPECTUS OF THE FUND WHICH ACCOMPANIES THE SEPARATE ACCOUNT PROSPECTUS.

ALLIANCE TOTAL RETURN PORTFOLIO

The Portfolio seeks a high return on investment through a combination of current income and capital appreciation. The Portfolio invests in U.S. Government and agency obligations, bonds, fixed-income senior securities (including short-and long-term debt securities and preferred stocks to the extent their value is attributable to their fixed-income characteristics), and preferred and common stocks.

ALLIANCE INTERNATIONAL PORTFOLIO

The Portfolio seeks total return on its assets from long-term growth of capital principally through a broad portfolio of marketable securities of established international companies, companies participating in foreign economies with prospects for growth, foreign government securities, and U.S. companies that have their principal activities and interests outside the U.S.

ALLIANCE GLOBAL BOND PORTFOLIO

The Portfolio seeks a high level of return from a combination of current income and capital appreciation by investing in a globally diversified portfolio of high-quality debt securities denominated in the U.S. dollar and a range of foreign currencies.

The Portfolio normally invests approximately 25% of its total assets in U.S. dollar-denominated debt securities. The average weighted maturity of the Portfolio's investments in fixed-income securities is expected to vary between one year or less and ten years. The percentage of the Portfolio's assets invested in the debt securities of the government of or a company based in a particular country, or denominated in a particular currency, varies depending on the relative yields of the securities, the economies of the countries in which the investments are made and the countries' financial markets, the interest rate climate of these countries and the relationship of the countries' currencies to the U.S. dollar.

The Portfolio expects to engage in active and frequent trading of portfolio securities to achieve its principal investment strategies. The Portfolio also may engage in certain hedging strategies, including the purchase and sale of forward foreign currency exchange contracts and other hedging techniques.

ALLIANCE GROWTH AND INCOME PORTFOLIO

The Portfolio seeks reasonable current income and reasonable opportunity for appreciation primarily through investments in dividend-paying common stocks (both domestic and foreign) of good quality, as well as in fixed-income securities and convertible securities.

ALLIANCE GROWTH PORTFOLIO

The Portfolio seeks long-term growth of capital; current income is an incidental consideration. The Portfolio invests primarily in equity securities of companies with favorable earnings outlooks, and long-term growth rates the investment adviser expects will exceed that of the U.S. economy over time. The Portfolio also may invest up to 25% of its total assets in lower-rated, fixed-income securities and convertible bonds.

ALLIANCE U.S. GOVERNMENT/HIGH GRADE SECURITIES PORTFOLIO

The Portfolio seeks high current income consistent with preservation of capital through investment primarily in U.S. Government securities, including mortgage-related securities, and repurchase agreements relating to U.S. Government securities, and in other high-grade debt securities. To a lesser degree, the Portfolio invests in investment grade corporate debt securities. The average weighted maturity of the Portfolio's investments varies between one year or less and 30 years. The Portfolio expects to engage in active and frequent trading of portfolio securities to achieve its principal investment strategies.

ALLIANCE MONEY MARKET PORTFOLIO

The Portfolio seeks safety of principal, excellent liquidity, and maximum current income to the extent consistent with the first two objectives. The Portfolio pursues its objectives by maintaining a portfolio of high-quality money market securities. Although the Portfolio seeks to maintain a stable net asset value of $1.00 per share, there can be no assurance that it will do so. During extended periods of low interest rates, the yield of the money market division may become extremely low and possibly negative.

THE CONTRACT

Purchase Payments--The minimum initial Purchase Payment for a Contract not issued pursuant to a plan qualified for special tax treatment is $5,000. The minimum initial Purchase Payment for a Contract issued pursuant to a qualified plan is $1,000. The minimum amount of subsequent Purchase Payments is $500 for non-qualified Contracts and $100 for qualified Contracts. The Company reserves the right to reduce the amount of the minimum Purchase Payment for certain qualified plans, for certain automatic purchase plans, and for Contracts issued to officers, directors, agents, or full-time employees of the Company, the investment adviser of the Fund, or the distributor and agents of the distributor. At the time a Purchase Payment is made, Contract Owners should instruct the Company how it is to be allocated among the Allocation Options. Contract Owners may select no more than 5 Allocation Options at any one time.

That part of an initial Purchase Payment to be allocated to a Division will be applied to Accumulation Units at a price which is next computed no later than 2 business days after a properly completed application is received by the Company. In the event that an application fails to recite all of the necessary information, the Company will promptly request that the Contract Owner furnish further instructions and will hold the entire initial Purchase Payment in a suspense account, without interest, for a period of 5 business days pending receipt of such information. If the necessary information is not received within 5 business days, the Company will return the entire initial Purchase Payment to the prospective Contract Owner, unless the prospective Contract Owner, after being informed of the reasons for the delay, specifically consents to the Company retaining the initial Purchase Payment until the application is made complete.

Subsequent Purchase Payments may be made at any time without prior notice. Subsequent Purchase Payments with improperly completed or no allocations will be allocated based on the last allocation made for either a Purchase Payment or a transfer. The Contract will not be in default if no subsequent Purchase Payments are made. The Company reserves the right to reject any application or Purchase Payment. In addition, the Company will not accept a Purchase Payment in excess of $1,000,000 without prior written approval by an appropriate officer of the Company.

VARIABLE ACCOUNT ACCUMULATION PROVISIONS

Accumulation Units--The number of Accumulation Units credited to your Contract with respect to your initial Purchase Payment is determined by dividing the amount allocated to each Division by the Accumulation Unit value for that Division next computed following acceptance of the application (generally the next business day after receipt of the Purchase Payment by the Company). The number of Accumulation Units credited with respect to subsequent Purchase Payments is determined by dividing the amount allocated to each Division by the applicable Accumulation Unit value next determined following receipt of the Purchase Payment by the Company. Any transactions involving the purchase, withdrawal or transfer of amounts received after 4:00 p.m. eastern time will be effected on the following Valuation Day. The Accumulation Unit value of each Division varies in accordance with the investment experience of that Division.

Value of an Accumulation Unit--The value of an Accumulation Unit of each Division was set at $10 when the Division was established. The value may increase or decrease from one Valuation Period to the next. The value of an Accumulation Unit is determined by multiplying the value of an Accumulation Unit for the last Valuation Period by the net investment factor for that Division for the current Valuation Period. The Contract Owner bears the investment risk that the aggregate value of the amounts allocated to the Divisions of the Separate Account may at any time be less than, equal to, or more than the amounts invested in those Divisions.

Net Investment Factor--This is a factor used to measure the investment performance of a Division of the Separate Account from one Valuation Period to the next. For any Division, the net investment factor for a Valuation Period is found by dividing (A) by (B) and subtracting (C) where: (A) is the net asset value per share of the Portfolio held in the Division, as of the end of the Valuation Period, plus the per-share amount of any dividend, capital gain or other distributions made by the Portfolio in the Valuation Period; (B) is the net asset value per share of the Portfolio held in the Division as of the end of the last Valuation Period; and (C) is the sum of the daily risk charges. See "Contract Charges and Deductions." The net investment factor may be adjusted to make provision for any income taxes required to be paid on the Separate Account.

DEATH BENEFIT

Before the Annuity Date--The death benefit will be the greatest of: (a) the sum of all Purchase Payments, adjusted for withdrawals, charges and deductions; (b) the Contract Value, or (c) the Contract Value on the first Valuation Day of each 5 year period adjusted for Purchase Payments, withdrawals, charges and deductions since then. For Contracts issued prior to May 1, 1989, the first 5 year period starts at the end of the sixth year. The first 5 year period starts at the end of the fifth year for Contracts issued on or after May 1, 1989. The death benefit is determined as of the Valuation Day on which the Company receives due proof of death and an election of the type of payment by the beneficiary.

If the Annuitant dies before the Annuity Date, the entire Contract Value must be distributed within 5 years. An exception to this requirement exists for any portion of the Contract Owner's interest payable to (or for the benefit of) a designated beneficiary provided (a) such portion will be distributed in substantially equal payments over a period not extending beyond the life or the life expectancy of the designated beneficiary and (b) such Annuity payments begin not later than 1 year after the Annuitant's death. If the designated beneficiary is the Annuitant's surviving spouse, in the case of a Section 401(a) or 403(b) plan or an IRA, the Annuity payments do not have to commence until the date the Annuitant would have become age 70 1/2. If the designated beneficiary is the Annuitant's surviving spouse, in the case of a non-qualified contract the surviving spouse may elect to be treated as the Contract Owner and Annuitant and continue the Contract during his or her lifetime.

After the Annuity Date--If the Owner dies on or after the Annuity Date, the remaining portion of his or her interest in the Contract will be distributed at least as rapidly as under the Annuity option being used at the date of the Owner's death. In the case of a non-qualified contract, the surviving spouse may elect to continue deferral under the Contract during his or her lifetime. A beneficiary receiving payments under a Variable Annuity option after the death of an Owner may elect at any time to receive the present value of the remaining number of guaranteed payments in a single payment, calculated using the assumed investment rate. If no designated beneficiary survives the Owner, the present value of any remaining guaranteed payments on the date of death of the Owner, calculated using the assumed investment rate, may be paid in one sum to the owner or owner's estate unless other provisions have been made and approved by the Company. This value is calculated as of the date of payment following receipt of due proof of death by the Company.

EXERCISE OF RIGHTS UNDER THE CONTRACT

Beneficiary--The beneficiary is named in the application. Unless the beneficiary has been irrevocably designated, the beneficiary may be changed if a written request of the Contract Owner is received by the Company. The estate or heirs of any beneficiary who dies before the Annuitant have no rights under the Contract. If no beneficiary survives the Annuitant, payment will be made to the owner or owner's estate.

Annuitant--The Contract Owner, if a natural person, is the Annuitant. If the Contract Owner is not a natural person, the Annuitant is the person designated in the application.

Ownership--The Contract Owner is the person entitled to exercise all rights under the Contract. Ownership of the Contract may be transferred to a new Contract Owner with the Company's approval. Such a transfer of ownership does not affect a beneficiary designation. The Contract Owner should consult a competent tax adviser prior to making any such designations or transfers.

Collateral Assignment--Unless the Contract is issued in connection with a Qualified Plan, a Contract Owner may assign the Contract as security for an obligation. No assignment of any interest under the Contract is binding upon the Company until a written assignment is filed with the Company, and the Company assumes no obligation with respect to the effect or validity of any such assignment. In the event that the Contract is issued pursuant to a qualified retirement plan, it may not be assigned, pledged or transferred except as allowed by law. The Contract Owner should consult a competent tax adviser prior to assigning his or her Contract.

Transfers--Prior to the Annuity Date, the Contract Owner may transfer part or all of the Contract Value among the Allocation Options. After the Annuity Date, the value of any Annuity Units may be transferred only among the Divisions. Contract Owners may be invested in no more than 5 Allocation Options at any one time. Transfers may be effected by writing to Sun Life (NY) or by calling the telephone number provided above. Transfers affecting the Divisions will be effected at the unit value next computed after the transfer request is received by the Company. Transfer instructions must identify the Division or the Fixed Account affected and the amount to be transferred. If the request is not received in proper form, the Contract Owner will be contacted. If the amount in any Division or the Fixed Account is not enough to cover the requested transfer, the transfer will be executed up to the amount available. Under certain circumstances, transfers may be subject to a transfer charge. See "Transfer Charges."

Withdrawals--A Contract Owner may effect a withdrawal by submitting a request to the Company. The request must be submitted in writing and must be signed by the Contract Owner. The signature should be exactly the same form as the name reflected on the Contract Owner's account. The request should include the Contract Owner's Contract number, and must identify the Division or Fixed Account affected and the amount to be withdrawn. If the request is not received in proper form, the Contract Owner will be contacted. The request must be accompanied by the Contract where a complete withdrawal is requested. Requests for withdrawals from IRAs and TSAs must be in a form acceptable to the Company and indicate the reason for the withdrawal. (However, see tax information later in this section.)

The Contract Owner may make a partial or complete withdrawal (redemption) of the Contract Value at any time before Annuity payments begin or the death of the Annuitant. Upon request for a complete withdrawal, the Contract Owner will receive his or her Net Contract Value as of the Valuation Day a written request for such withdrawal is received by the Company. Partial withdrawals are subject to a $500 minimum. No partial withdrawal may be effected if it would cause the remaining Contract Value to be less than the greater of $1,000 or the unassessed early withdrawal charge on any Purchase Payments with a remaining early withdrawal charge period. In the event a partial withdrawal is requested that would cause the Contract Value to fall below the minimum, such a request will be treated as a request for a full withdrawal.

Unless otherwise directed by the Contract Owner, a partial withdrawal from the Separate Account will be made from each Division in which the Contract Value is invested in the ratio of the Contract Owner's value in each to the combined value of all Divisions.

Under certain circumstances, withdrawals are subject to an early withdrawal charge, as well as a contract maintenance charge. In addition, the withdrawal may be subject to a withdrawal transaction charge of $10. See "Withdrawal Charges" and "Contract Maintenance Charge."

A withdrawal may result in adverse federal income tax consequences. See "Federal Income Tax Status."

Payment of withdrawals from the Divisions will normally be made within 7 days of receipt by the Company of a proper request. The Company reserves the right, however, to defer any withdrawal payment or transfer of values if (a) the New York Stock Exchange is closed (other than customary weekend and holiday closings); (b) an emergency exists making disposal of the Divisions' securities or the valuation of net assets of the Divisions not reasonably practicable; (c) the Securities and Exchange Commission has by order permitted suspension of redemptions for the protection of security holders; or (d) at any other time when payment may be suspended under applicable law. The Commission by rules and regulations determines the conditions under which trading of securities shall be deemed to be restricted and the conditions under which an emergency shall be deemed to exist. Payment of withdrawals from the Fixed Account will be made promptly; but the Company reserves the right to delay payment up to 6 months.

Substitution and Change--The Company reserves the right to offer Contract Owners, at some future date and in accordance with the requirements of the 1940 Act, the option to direct that their Purchase Payments be allocated to an investment company other than the Fund.

If shares of the Fund or Portfolio are not available for purchase by the Separate Account, or if in the judgment of the Company, further investment in such shares is no longer appropriate in view of the purposes of the Separate Account, then (i) shares of another registered open-end management investment company ("mutual fund") or another Portfolio may be substituted for Fund or Portfolio shares held in the Separate Account and/or (ii) payments received after a date specified by the Company may be applied to the purchase of shares of another mutual fund or another Portfolio in lieu of Fund or Portfolio shares. Approval of the Securities and Exchange Commission and of the New York Superintendent of Insurance must be obtained if shares of another mutual fund or if shares of another Portfolio of the Fund are to be substituted for Portfolio shares held in the Separate Account. It is intended that any substitution would be of shares of Portfolios with investment objectives similar to those of the Portfolios of the Fund.

VARIABLE AND FIXED ANNUITY PROVISIONS

Minimum Annuity Payments--Annuity payments generally will be made monthly, but if any payment would be less than $20 the Company may change the frequency so payments are at least $20 each. If the amount to be applied at the Annuity Date is less than $2,000, the Company may elect to pay such amount in a lump sum.

Annuity Date--The Contract Owner selects the Annuity Date in the application. It must be on the first day of a month, and it may not be later than the first day of the next month after the Annuitant's 85th birthday. If no Annuity Date is elected, the Annuity Date will be on the first day of the month after the Annuitant attains age 85. Contracts issued pursuant to qualified retirement plans, however, may require an earlier Annuity Date.

Proof of Age, Sex and Survival--The Company may require proof of age, sex or survival of any person upon whose life continuation of Annuity payments depend.

Misstatement of Age or Sex--If the age or sex of the Annuitant has been misstated, any Annuity amount payable shall be that which the amount applied would have purchased at the correct age and sex. Overpayments made by the Company because of such misstatement, with interest at 6% per annum, will be charged against benefits payable subsequent to adjustment. The dollar amount of any underpayment made by the Company as a result of a misstatement will be paid in full with the next payment due under the Contract, with interest at 6% per annum.

Change of Annuity Date or Annuity Option--The Contract Owner may change the Annuity Date and/or the Annuity option by written notice received by the Company at least 30 days prior to the Annuity Date previously selected. Such notice must be received by the Company at least 30 days prior to the Annuity Date being requested.

GENERAL ANNUITY OPTIONS

Subject to the provisions of the Code and retirement plan under which a Contract is purchased, the Contract Owner may elect any one of the Annuity options listed below. Other Annuity options may be selected by mutual agreement between the Contract Owner and the Company. If no Annuity option election has been made by the Annuity Date, Annuity payments will automatically be made under Option 3, an Annuity payable for the life of the Annuitant with 10 years' payments certain; account values in the Separate Account will be applied to a Variable Annuity. Changes in the optional form of Annuity payment may be made at any time up to 30 days prior to the date on which Annuity payments are to begin. All options are available as fixed or variable annuities. The Annuity payments described below are determined on the basis of (i) the mortality table specified in the Contract, (ii) the age and, where permitted, the sex of the Annuitant, (iii) the type of Annuity payment option(s) selected, and (iv) the assumed investment rate.

Option 1--Payments for a Guaranteed Fixed Period: An Annuity payable monthly for a specified period of time. The period must be at least 5 years. If this option is taken as a Variable Annuity, the Contract Owner may at any time choose to receive the present value of the remaining payments in a lump sum commuted at the assumed investment rate. Because this option is not based on a life contingency, the Contract Owner will receive no benefit from the deduction of the mortality risk charge.

Option 2--Life Annuity: Payments will be made for the life of the Annuitant. Payments will cease with the last payment due prior to the Annuitant's death.

Option 3--Life Annuity With Payments Guaranteed for 10 or 20 Years: An Annuity payable monthly during the lifetime of the Annuitant (no matter how long he or she might live) with a guaranteed minimum number of monthly payments. If the Annuitant dies before receiving the guaranteed number of payments, the remaining payments for the guaranteed period chosen (10 or 20 years) will continue to the designated beneficiary.

Option 4--Joint and Survivor Annuity: An Annuity will be paid during the lifetimes of the Annuitant and the Annuitant's spouse. The amount of such payments will not change by reason of the first death. Payments will end with the last payment due prior to the second death.

ADDITIONAL VARIABLE ANNUITY PROVISIONS

First Variable Annuity Payment--The dollar amount of the first monthly Annuity payment will be determined by applying the amount to be annuitized to the Annuity table applicable to the Annuity option chosen. If more than 1 Division has been selected, the value of the interest in each Division is applied separately to the Annuity table to determine the amount of the first Annuity payment attributable to that Division. The Contract Owner may transfer amounts from the Fixed Account to the Divisions for annuitization. Such amounts will be invested as directed by the Contract Owner, up to a maximum of 5 Divisions. The Annuity tables are in the Contract and are based on the 1983 Table "a" for Individual Annuity Valuation with interest at 4% for the life of the Contract.

Assumed Investment Rate--A 4% assumed investment rate is built into the Annuity tables in the Contract. A higher assumption would mean a higher first Annuity payment but more slowly rising and more rapidly falling subsequent payments. A lower assumption would have the opposite effect. If the actual net investment rate is 4% annually, Annuity payments will be level.

Number of Annuity Units--The number of Annuity Units for each applicable Division is the amount of the first monthly Variable Annuity payment attributable to that Division divided by the value of an Annuity Unit for that Division as of the Annuity Date. The number used in computing Annuity payments will remain constant during the Annuity period unless a transfer is made.

Value of Each Annuity Unit--The value of an Annuity Unit of each Division was set at $10 when the Division was established. The value may increase or decrease from one Valuation Period to the next. For any Valuation Period, the value of an Annuity Unit of a particular Division is the value of that Annuity Unit during the last Valuation Period, multiplied by the net investment factor for that Division for the current Valuation Period. The result is then multiplied by a factor that offsets the effect of the assumed investment rate.

Subsequent Variable Annuity Payments--Subsequent monthly Annuity payments will vary in amount according to the investment performance of the applicable Division(s). The part of each subsequent Variable Annuity payment attributable to a Division is the number of Annuity Units for that Division as determined in the first Annuity payment (adjusted for transfers, if any) multiplied by the value of an Annuity Unit for that Division for the Valuation Period immediately preceding the Valuation Period in which payment is made. The amount of each subsequent Annuity payment will not be affected by variations in expenses or mortality experience.

MISCELLANEOUS PROVISIONS

Notices, Changes and Elections--All notices, changes and elections under the Contract must be in writing, signed by the proper party and received by the Company to be effective. All such notices and elections should include the Allocation Options involved, the Contract Owner's Contract number, and any other information necessary to process the request. If acceptable to the Company, notices or elections relating to beneficiaries and ownership will take effect as of the date signed unless the Company has already acted in reliance on the prior status. The Company is not responsible for the validity of such notices and elections.

Amendment of Contract--A condition or provision of the Contract may be waived or modified only in writing signed by the President, Vice President or Secretary of the Company.

The Contract may be amended at any time as required to make it conform with any law or regulation issued by any government agency to which the Contract is subject. Any changes made to the Contract will be filed for approval with the New York Superintendent of Insurance.

10 Day Right to Examine--Within 10 days of the receipt of a Contract it may be returned to the Company for cancellation. The Company will refund the Contract Value computed as of the date the cancellation request is mailed or delivered to the Company or its agent. The Contract Owner bears the investment risk during the 10 day period.

Retirement Plan Conditions--A Contract acquired in connection with a retirement plan will be subject to the conditions of the retirement plan. Such plans may impose restrictions or special taxation consequences in the event of withdrawal, death, disability, separation from employment, premature distributions or excess contributions. The Contract Owner should understand the features of any retirement plan in which he or she participates and, if necessary, seek an explanation thereof from a qualified tax adviser.

Reports to Contract Owners--At least once a year, a report which will set forth information regarding the Contract Value will be sent to the Contract Owner. The Contract Owner will also be furnished notices, proxies and solicitation materials which relate to the Fund.

FEDERAL INCOME TAX STATUS

Introduction

This section provides general information on the federal income tax consequences of ownership of a Contract based upon our understanding of current federal tax laws and is not intended as tax advice. Actual federal tax consequences will vary depending on, among other things, the type of retirement plan under which your Contract is issued. Also, legislation altering the current tax treatment of annuity contracts could be enacted in the future and could apply retroactively to Contracts that were purchased before the date of enactment. We make no attempt to consider any applicable federal estate, federal gift, state, or other tax laws. We also make no guarantee regarding the federal, state, or local tax status of any Contract or any transaction involving any Contract. You should consult a qualified tax professional for advice before executing any transaction (such as a rollover, distribution, withdrawal or payment) involving a Contract.

You may have purchased a Contract that is not issued under a Qualified Plan ("Non-Qualified Contract") or a Contract that is used under a Plan that is Qualified under the provisions of the Internal Revenue Code of 1986, as amended (the "Code") (a "Qualified Contract"). The ultimate effect of federal income taxes on the Contract Value, on annuity payments, and on the economic benefit to the Contract Owner, Annuitant or Beneficiary depends on the type of retirement plan for which you purchased the Contract and upon the tax and employment status of the individual concerned.

Taxation of Annuities in General

For federal income tax purposes, purchase payments made under Non-Qualified Contracts are not deductible. Under certain circumstances, purchase payments made under Qualified Contracts may be excludible or deductible from taxable income. Any such amounts will also be excluded from the cost basis for purposes of determining the taxable portion of any distributions from a Qualified Contract.

You should note that a qualified retirement plan generally provides tax deferral regardless of whether the plan invests in an annuity contract.

Section 72 of the Code governs taxation of annuities in general. There are no income taxes on increases in the value of a Contract until a distribution occurs, in the form of a full surrender, a partial withdrawal, an assignment or gift of the Contract, or annuity payments. A trust or other entity owning a Non-Qualified Contract, other than as an agent for an individual, is taxed differently; increases in the value of a Contract are taxed yearly whether or not a distribution occurs.

Surrenders, Death Benefit Payments, Assignments and Gifts. If you fully surrender your Contract, the portion of the surrender payment that exceeds your cost basis in the Contract is subject to tax as ordinary income. For Non-Qualified Contracts, the cost basis is generally the amount of the purchase payments made for the Contract. Since Premium Credits are not treated as purchase payments, they do not increase your cost basis. For Qualified Contracts, the cost basis is generally zero and the entire surrender payment is generally taxed as ordinary income. A Beneficiary receiving a lump sum death benefit payment after your death or the death of the Annuitant is similarly taxed on the portion of the amount that exceeds your cost basis in the Contract. If the Beneficiary elects that the lump sum not be paid in order to receive annuity payments that begin within one year of the decedent's death, different tax rules apply. See "Annuity Payments" below. For Non-Qualified Contracts, the tax treatment applicable to Designated Beneficiaries may be contrasted with the income-tax treatment applicable to persons inheriting and then selling mutual fund shares with a date-of-death value in excess of the decedent's basis.

Partial withdrawals received under Non-Qualified Contracts prior to annuitization are first included in gross income to the extent Contract Value exceeds purchase payments. Then, to the extent the Contract Value does not exceed purchase payments, such withdrawals are treated as a non-taxable return of principal to you. For partial withdrawals under a Qualified Contract, a portion of each payment is treated as a non-taxable return of principal and the remaining amount is treated as taxable income. Since the cost basis of Qualified Contracts is generally zero, partial withdrawal amounts will generally be fully taxed as ordinary income.

If you assign or pledge a Non-Qualified Contract, you will be subject to taxation under the rules applicable to partial withdrawals or surrenders. If you give away your Contract to anyone other than your spouse, you are treated for income tax purposes as if you had fully surrendered the Contract. If the transfer is to a charity, you may be allowed a deduction for some or all of the value of the Contract transferred.

A special computational rule applies if we issue to you, during any calendar year, two or more Contracts, or one or more Contracts and one or more of our other annuity contracts. Under this rule, all of the contracts will be treated as one contract. This means that the amount of any distribution under any one contract will be includable in gross income to the extent that at the time of distribution the sum of the values for all the contracts exceeds the sum of their cost basis.

Annuity Payments. We determine the non-taxable portion of each variable annuity payment by dividing the cost basis of your values allocated to Variable Account Value by the total number of expected payments. We determine the non-taxable portion of each fixed annuity payment with an "exclusion ratio" formula, which establishes the ratio that the cost basis of your values allocated to Fixed Account Value bears to the total expected value of annuity payments for the term of the annuity. The remaining portion of each payment is taxable. Such taxable portion is taxed at ordinary income rates. For Qualified Contracts, the cost basis is generally zero. With annuity payments based on life contingencies, the payments will become fully taxable once the payee lives longer than the life expectancy used to calculate the non-taxable portion of the prior payments. Because variable annuity payments can increase over time and because certain payment options provide for a lump sum right of commutation, it is possible that the Internal Revenue Service (IRS) could determine that variable annuity payments should not be taxed as described above but instead should be taxed as if they were received under an agreement to pay interest. This determination would result in a higher amount (up to 100%) of certain payments being taxable.

Penalty Tax. Payments received by you, Annuitants, and Designated Beneficiaries under Contracts may be subject to both ordinary income taxes and a penalty tax equal to 10% of the amount received that is includable in income. The penalty tax is not imposed on the following amounts received:

o	after the taxpayer attains age 59-1/2;

o	in a series of substantially equal periodic payments (not less frequently than annually) made for life or life expectancy;

o	after the death of the Contract Owner (or, where the Contract Owner is not a human being, after the death of the primary Annuitant, as defined in the Code);

o	if the taxpayer becomes totally and permanently disabled; or

o

under a Non-Qualified immediate annuity contract that provides for a series of substantially equal periodic payments (not less frequently than annually); provided that only one purchase payment is made to the Contract, that the Contract is not issued as a result of a Section 1035 exchange, and that the first annuity payment begins in the first Contract Year.

Income Tax Withholding. We are required to withhold federal income taxes on taxable amounts paid under Contracts unless the recipient elects not to have withholding apply. We will notify recipients of their right to elect not to have withholding apply. See "Tax-Sheltered Annuities" (TSAs) for an alternative type of withholding that may apply to distributions from TSAs that are eligible for rollover to another TSA, an individual retirement annuity or account (IRA), a qualified trust, or an eligible deferred compensation plan of a state or local government.

Section 1035 Exchanges. You may have purchased a Non-Qualified Contract with proceeds from the surrender of an existing annuity contract. Such a transaction may qualify as a tax-free exchange pursuant to Section 1035 of the Code. It is our understanding that in such an event:
o	the new Contract will be subject to the distribution-at-death rules described in "Death Benefit";

o

purchase payments made between August 14, 1982 and January 18, 1985 and the income allocable to them will, following an exchange, no longer be covered by a "grandfathered" exception to the penalty tax for a distribution of income that is allocable to an investment made over 10 years prior to the distribution; and

o	purchase payments made before August 14, 1982 and the income allocable to them will, following an exchange, continue to receive the following "grandfathered" tax treatment under prior law:
	(i)	the penalty tax does not apply to any distribution;
	(ii)	partial withdrawals are treated first as a non-taxable return of principal and then a taxable return of income; and
	(iii)	assignments are not treated as surrenders subject to taxation.

Diversification Standards. The U.S. Secretary of the Treasury has issued regulations that set standards for diversification of the investments underlying variable annuity contracts (other than pension plan contracts). The Eligible Funds intend to meet the diversification requirements for the Contract, as those requirements may change from time to time. If the diversification requirements are not satisfied, the Contract will not be treated as an annuity contract. As a consequence, income earned on a Contract would be taxable to you in the year in which diversification requirements were not satisfied, including previously non-taxable income earned in prior years.

Owner Control

The preamble to the 1986 investment diversification regulations stated that the Internal Revenue Service may promulgate guidelines under which an owner's excessive control over investments underlying a variable annuity contract will preclude the contract from qualifying as an annuity for federal tax purposes. The guidelines could impose requirements that are not reflected in the Contract. We, however, have reserved certain rights to alter the Contract and investment alternatives so as to comply with such guidelines. Since no guidelines have been issued, there can be no assurance as to the content of such guidelines or even whether application of the guidelines will be prospective. For these reasons, you are urged to consult with a qualified tax professional.

Qualified Plans

The Contract may be used with several types of Qualified Plans. Under the Code, Qualified Plans generally enjoy tax-deferred accumulation of amounts invested in the plan. Therefore, in considering whether or not to purchase a Contract in a Qualified Plan, you should only consider the Contract's other features, including the availability of lifetime annuity payments and death benefit protection.

The tax rules applicable to participants in such Qualified Plans vary according to the type of plan and the terms and conditions of the plan itself. Therefore, we do not attempt to provide more than general information about the use of the Contract with the various types of Qualified Plans. Participants under such Qualified Plans as well as Contract Owners, Annuitants, and Designated Beneficiaries are cautioned that the rights of any person to any benefits under such Qualified Plans may be subject to the terms and conditions of the plans themselves regardless of the terms and conditions of the Contract issued in connection therewith. Following are brief descriptions of the various types of Qualified Plans and of the use of the Contract in connection with them. Purchasers of the Contract should seek competent advice concerning the terms and conditions of the particular Qualified Plan and use of the Contract with that Plan.

Tax-Sheltered Annuities

Section 403(b) of the Code permits public school employees and employees of certain types of charitable, educational and scientific organizations specified in Section 501(c)(3) of the Code to purchase annuity contracts and, subject to certain contribution limitations, exclude the amount of purchase payments from gross income for tax purposes. This type of annuity contract is commonly referred to as a "Tax-Sheltered Annuity" (TSA).

Section 403(b)(11) of the Code contains distribution restrictions. Specifically, distributions attributable to contributions made pursuant to a salary reduction agreement (including earnings thereon) may be paid, through surrender of the Contract or otherwise, only:

o	when the employee attains age 59-1/2, has a severance from employment, dies or becomes totally and permanently disabled (within the meaning of Section 72(m)(7) of the Code) or

o	in the case of hardship. A hardship distribution must be of employee contributions only and not of any income attributable to such contributions.

Even though a distribution may be permitted under these rules, it may be subject, in addition to income tax, to the 10% penalty tax as a premature distribution.

Section 403(b)(11) does not apply to distributions attributable to assets held as of December 31, 1988. Thus, the law's restrictions would apply only to distributions attributable to contributions made after 1988, to earnings on those contributions, and to earnings on amounts held as of December 31, 1988. The Internal Revenue Service has indicated that the distribution restrictions of Section 403(b)(11) are not applicable when TSA funds are being transferred tax-free directly to another TSA issuer, provided the transferred funds continue to be subject to the Section 403(b)(11) distribution restrictions.

If you have requested a distribution from a Contract, we will notify you if all or part of such distribution is eligible for rollover to another Eligible Retirement Plan. Any amount eligible for rollover treatment will be subject to mandatory federal income tax withholding at a 20% rate unless you direct us in writing to transfer the amount as a direct rollover to another Eligible Retirement Plan. The term "Eligible Retirement Plan" means an individual retirement account under Section 408(a), an individual retirement annuity under Section 408(b), a pension or profit sharing plan under Section 401, an annuity plan under Section 403(a), a tax-sheltered annuity under Section 403(b), or an eligible deferred compensation plan of a state or local government under Section 457(b).

Under the terms of a particular Section 403(b) plan, the participant may be entitled to transfer all or a portion of the Contract Value to one or more alternative funding options. Participants should consult the documents governing their plan and the person who administers the plan for information as to such investment alternatives.

Individual Retirement Annuities

Sections 408(b) and 408A of the Code permit eligible individuals to contribute to an individual retirement program known as an "Individual Retirement Annuity" and "Roth IRA", respectively. These individual retirement annuities are subject to limitations on the amount that may be contributed, the persons who may be eligible to contribute, and on the time when distributions may commence. In addition, distributions from certain types of Qualified Plans may be placed on a tax-deferred basis into a Section 408(b) Individual Retirement Annuity.

Corporate Pension and Profit-Sharing Plans

Sections 401(a) and 403(a) of the Code permit corporate employers to establish various types of retirement plans for employees. Such retirement plans may permit the purchase of the Contract to provide benefits under the plans.

Deferred Compensation Plans with Respect to Service for State and Local Governments

Section 457 of the Code, while not actually providing for a Qualified Plan as that term is normally used, provides for certain deferred compensation plans that enjoy special income tax treatment with respect to service for tax-exempt organizations, state governments, local governments, and agencies and instrumentalities of such governments. The Contract can be used with such plans. Under such plans, a participant may specify the form of investment in which his or her participation will be made. However, with respect to plans established by tax-exempt organizations, all such investments are owned by and subject to the claims of general creditors of the sponsoring employer.

Annuity Purchases by Nonresident Aliens

The discussion above provides general information regarding federal income tax consequences to annuity purchasers who are U.S. citizens or resident aliens. Contract Owners who are not U.S. citizens or resident aliens will generally be subject to U.S. federal income tax and withholding on annuity distributions at a 30% rate, unless a lower rate applies in a U.S. treaty with the purchaser's country. In addition, such Contract Owners may be subject to state premium tax, other state and/or municipal taxes, and taxes that may be imposed by such Contract Owner's country of citizenship or residence.

DISTRIBUTION

Contracts no longer are offered for sale. However, we accept additional Purchase Payments under existing Contracts.

Clarendon Insurance Agency ("Clarendon"), our affiliate, serves as the principal underwriter for the Certificate described in this prospectus. Salespersons who represent us as variable annuity agents will sell the Certificates. Such salespersons are also registered representatives of broker/dealers who have entered into selling agreements with Clarendon. Clarendon is registered under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. It is located at One Sun Life Executive Park, Wellesley Hills, Massachusetts 02481.

VOTING RIGHTS

Unless otherwise restricted by the retirement plan pursuant to which a Contract is issued, each Contract Owner invested in Divisions of the Separate Account will have the right to instruct the Company with respect to voting the shares of the Fund which are the assets underlying his or her interest in the Separate Account at all shareholders meetings.

The number of votes for which a Contract Owner may provide instructions is based on the number of units owned as of the record date of the meeting. Shares for which no instructions are received will be voted in the same proportion as the shares for which instructions have been received. Contract Owners will periodically receive various materials which relate to voting Fund shares such as proxy materials and voting instruction forms. Contract Owners will also receive periodic reports relating to the Fund Portfolios corresponding to the Divisions in which they have an interest.

OTHER INFORMATION

Legal Proceedings--There are no legal proceedings to which the Separate Account is a party or to which the assets of the Separate Account are subject.

Custodian of Assets--The Company serves as the custodian of the assets of the Separate Account.

Contract Owner Inquiries--Contract Owner inquiries may be made by writing to the Company or by calling 1-800-282-7073.

(STATEMENT OF ADDITIONAL INFORMATION)

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SUN LIFE INSURANCE AND ANNUITY COMPANY OF NEW YORK

SERVICE OFFICE

P.O. BOX 9133

WELLESLEY HILLS, MA 02481

- -- -- -- -- -- -- -- -- -- -- -- -- -- -- -- -- -- -- -- -- -- -- -- -- -- -- -- -- -- -- -- -- -- -- -- -- -- --

Please send me, at no charge, the Statement of Additional Information, dated December 31, 2002, for the Individual Deferred Variable Annuity Contract issued by the American Benefit Variable Annuity Account.

(PLEASE PRINT OR TYPE AND FILL IN ALL INFORMATION.)

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Name

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Address

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City/State/Zip

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[LOGO OF SUN LIFE INSURANCE AND ANNUITY COMPANY OF NEW YORKAPPEARS HERE]

SUN LIFE INSURANCE AND ANNUITY COMPANY OF NEW YORK

New York, New York

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PART B

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STATEMENT OF ADDITIONAL INFORMATION

DECEMBER 31, 2002

KBL VARIABLE ANNUITY ACCOUNT

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PAINEWEBBER ADVANTAGEsm

AN INDIVIDUAL DEFERRED VARIABLE ANNUITY CONTRACT

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SUN LIFE INSURANCE AND ANNUITY COMPANY OF NEW YORK

P.O BOX 9133

WELLESLEY HILLS, MA 02481

This Statement of Additional Information is not a prospectus. It should be read only in conjunction with the KBL Variable Annuity Account prospectus dated December 31, 2002, a copy of which may be obtained without charge by writing to Sun Life Insurance and Annuity Company of New York or calling us at 1-800-282-7073.

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SUN LIFE INSURANCE AND ANNUITY COMPANY OF NEW YORK

The Company is a stock life insurance company incorporated under the laws of New York on May 25, 1983. The Company does business exclusively in New York. Its Home Office is located at 122 East 42nd Street, Suite 1900, New York, New York 10017.

The Company is an indirect wholly-owned subsidiary of Sun Life Assurance Company of Canada (U.S.) (''Sun Life (Canada)''). Sun Life (U.S.) completed its demutualization on March 22, 2000. As a result of the demutualization, a new holding company, Sun Life Financial Services of Canada Inc. (''Sun Life Financial''), is now the ultimate parent of Sun Life (U.S.) and the Company. Sun Life Financial, a corporation organized in Canada, is a reporting company under the Securities Exchange Act of 1934 with common shares listed on the Toronto, New York, London, and Manila stock exchanges.

Effective December 31, 2002, Keyport Benefit Life Insurance Company ("Keyport Benefit") merged with and into the Company, with the Company as the surviving entity. Keyport Benefit was an affiliate of the Company. Keyport Benefit was a stock life insurance company organized under the laws of the State of New York in 1987.

Upon the merger, Keyport Benefit ceased to exist, and the Company became the surviving company. As a result of the merger, the Separate Account became a separate account of the Company. All of the Contracts issued by Keyport Benefit before the merger were, at the time of the merger, assumed by the Company. The merger did not affect any provisions of or right or obligations under, those Contracts.

In approving the merger on November 7, 2002, the board of directors of the Company and Keyport Benefit determined that the merger was necessary to satisfy certain requirements imposed by the Department of Insurance of the State of New York in connection with the acquisition of Keyport Benefit by Sun Life Financial in 2001 and that the merger would result in operational and financial efficiencies, which, would be in the long-term interests of their respective contract owners. On November 7, 2002, the respective 100% stockholders of the Company and Keyport Benefit voted to approve the merger. In addition, the Department of Insurance of the State of New York has approved the merger.

THE SEPARATE ACCOUNT

KBL Variable Annuity Account ("Separate Account") was established by American Benefit Life Insurance Company, a predecessor of the Company, on October 19, 1987, pursuant to the provisions of New York law, as a segregated investment account. American Benefit was purchased by Keyport Life Insurance Company, was renamed Keyport Benefit on February 6, 1998, and on December 31, 2002, Keyport Benefit was merged with and into the Company. The Separate Account survived the merger intact.

The Separate Account has 7 Divisions, each of which invests in shares of a designated Portfolio of Alliance Variable Products Series Fund, Inc. ("Fund"). The Separate Account and each Division therein is administered as a part of the general business of the Company; but the income, gains and losses of each Division are credited to or charged against the assets held for that Division in accordance with the terms of the Contract, without regard to other income, gains or losses of any other Divisions or arising out of any other business the Company may conduct. The assets within each Division are not chargeable with liabilities arising out of the business conducted by any other Divisions, nor will the Separate Account as a whole be chargeable with liabilities arising out of any other business the Company may conduct.

The Separate Account is registered with the Securities and Exchange Commission as a unit investment trust under the Investment Company Act of 1940 ("1940 Act"). Such registration does not involve supervision of the management of the Separate Account or the Company by the Securities and Exchange Commission.

THE FIXED ACCOUNT

The Fixed Account is an Allocation Option for Purchase Payments and Contract Value. Amounts allocated to the Fixed Account are held in the General Account of Sun Life Insurance and Annuity Company of New York. Contract Value allocated to the Fixed Account does not vary with the investment experience of the Separate Account.

THE FUND

The Fund is an open-end management investment company under the 1940 Act. The 7 Portfolios offered by the Separate Account are: the Alliance Money Market Portfolio, the Alliance Growth Portfolio, the Alliance Growth and Income Portfolio, the Alliance International Portfolio, the Alliance Global Bond Portfolio, the Alliance U.S. Government/High Grade Securities Portfolio, and the Alliance Total Return Portfolio. The Global Income Portfolio is managed as a non-diversified investment company; the other Portfolios are all managed as diversified investment companies. The Trustees of the Fund may establish additional Portfolios at any time. Portfolio assets are segregated.

Each Portfolio has, and is subject to, certain investment policies and restrictions which may not be changed without a majority vote of shareholders in that Portfolio.

The Fund will offer its shares to insurance company separate accounts only.

Alliance Capital Management, L.P. ("Alliance") acts as the investment adviser and administrator for each Portfolio and the Fund, and as such provides a continuous investment program for the Portfolios and supervision of all matters relating to the operations of the Fund. As compensation for its services, Alliance receives a fee from the Fund based on the average daily net assets of each Portfolio.

A summary of the investment objective of, and the investment advisory fees charged, each Portfolio of the Fund in which the Divisions invest is described below. MORE DETAILED INFORMATION IS CONTAINED IN THE CURRENT PROSPECTUS OF THE FUND WHICH ACCOMPANIES THE SEPARATE ACCOUNT PROSPECTUS.

ALLIANCE TOTAL RETURN PORTFOLIO

The Portfolio seeks a high return on investment through a combination of current income and capital appreciation. The Portfolio invests in U.S. Government and agency obligations, bonds, fixed-income senior securities (including short- and long-term debt securities and preferred stocks to the extent their value is attributable to their fixed-income characteristics), and preferred and common stocks.

ALLIANCE INTERNATIONAL PORTFOLIO

The Portfolio seeks total return on its assets from long-term growth of capital principally through a broad portfolio of marketable securities of established international companies, companies participating in foreign economies with prospects for growth, foreign government securities, and U.S. companies that have their principal activities and interests outside the U.S.

ALLIANCE GLOBAL BOND PORTFOLIO

The Portfolio seeks a high level of return from a combination of current income and capital appreciation by investing in a globally diversified portfolio of high-quality debt securities denominated in the U.S. dollar and a range of foreign currencies.

The Portfolio normally invest approximately 25% of it total assets in U.S. dollar-denominated debt securities. The average weighted maturity of the Portfolio's investments in fixed-income securities is expected to vary between one year or less and ten years. The percentage of the Portfolio's assets invested in the debt securities of the government of or a company based in a particular country, or denominated in a particular currency, varies depending on the relative yields of the securities, the economies of the countries in which the investments are made and the countries' financial markets, the interest rate climate of these countries and the relationship of the countries' currencies to the U.S. dollar.

The Portfolio expects to engage in active and frequent trading of portfolio securities to achieve its principal investment strategies. The Portfolio also may engage in certain hedging strategies, including the purchase and sale of forward foreign currency exchange contracts and other hedging techniques.

ALLIANCE GROWTH AND INCOME PORTFOLIO

The Portfolio seeks reasonable current income and reasonable opportunity for appreciation primarily through investments in dividend-paying common stocks (both domestic and foreign) of good quality, as well as in fixed-income securities and convertible securities.

ALLIANCE GROWTH PORTFOLIO

The Portfolio seeks long-term growth of capital; current income is an incidental consideration. The Portfolio invests primarily in equity securities of companies with favorable earnings outlooks, and long-term growth rates the investment adviser expects will exceed that of the U.S. economy over time. The Portfolio also may invest up to 25% of its total assets in lower-rate, fixed income securities and convertible bonds.

ALLIANCE U.S. GOVERNMENT/HIGH GRADE SECURITIES PORTFOLIO

The Portfolio seeks high current income consistent with preservation of capital through investment primarily in U.S. Government securities, including mortgage-related securities, and repurchase agreements relating to U.S. Government securities, and in other high-grade debt securities. To a lesser degree, the Portfolio invests in investment grade corporate debt securities. The average weighted maturity of the Portfolio's investments varies between one year or less and 30 years. The Portfolio expects to engage in active and frequent trading of portfolio securities to achieve its principal investment strategies.

ALLIANCE MONEY MARKET PORTFOLIO

The Portfolio seeks safety of principal, excellent liquidity, and maximum current income to the extent consistent with the first two objectives. The Portfolio pursues its objectives by maintaining a portfolio of high-quality money market securities. Although the Portfolio seeks to maintain a stable net asset value of $1.00 per share, there can be no assurance that it will do so. During extended periods of low interest rates, the yield of the money market division may become extremely low and possibly negative.

THE CONTRACT

The variable Allocation Options are funded by investments in the various Divisions of the Separate Account. Amounts allocated to the Fixed Account are held in the General Account of Sun Life Insurance and Annuity Company of New York. All obligations arising under a Contract, including the guarantee to make Annuity payments, are general obligations of the Company, and all of the Company's assets are available to meet its expenses and obligations under the Contract. While the Company is obligated to make the Variable Annuity payments under the Contract, the amount of such payments is not guaranteed. The Contract Value in the Divisions of the Separate Account and the amount of Variable Annuity payments will vary with the investment experience of the Division(s) in which the Contract Owner's account is invested. The Contract Value in the Fixed Account will earn interest at a rate declared in advance by the Company for each interest option selected by the Contract Owner.

No initial sales charge is deducted from Purchase Payments. However, an early withdrawal charge is deducted in the event of withdrawal of the Contract Value or upon annuitization. For partial withdrawals, the early withdrawal charge is 5% of any amount withdrawn which represents Purchase Payments with an early withdrawal charge period remaining. For complete withdrawals, the early withdrawal charge is 5% of Purchase Payments which have an early withdrawal charge period remaining. No early withdrawal charge is applied to any part of a withdrawal representing gain on the Contract or Purchase Payments with no early withdrawal charge period remaining. There is no early withdrawal charge applied, after the first year, to total withdrawals in a calendar year not in excess of 10% of the Contract Value as of the last Valuation Day of the prior calendar year. The Company also deducts a daily distribution expense risk charge from each Division at an annual rate of 0.15% of the total net assets of each Division. The amount of any sales charge imposed (which includes both any early withdrawal charge and the distribution expense risk charge), when added to any previous sales charge, will not exceed 9% of all Purchase Payments. A withdrawal transaction charge of $10 may be imposed on all withdrawals in excess of 3 per calendar year. For more information regarding the withdrawal charges, see "Contract Charges and Deductions" in the prospectus.

Purchase Payments

The minimum Purchase Payment for a Contract which is not a part of a plan qualified for special tax treatment under the Internal Revenue Code ("Qualified Plan") is $5,000 for the initial payment and $500 for subsequent payments. For Qualified Plan Contracts, the minimum Purchase Payment is $1,000 and the minimum additional payment is $100. The Company reserves the right to waive the minimum Purchase Payment amounts on certain Qualified Plans, certain automatic purchase plans, and for Contracts issued to officers, directors, agents, or full-time employees of the Company, the investment adviser to the Fund, or the distributor and agents of the distributor. Purchase Payments in excess of $1,000,000 must be approved in writing by an appropriate officer of the Company before they can be accepted. Purchase Payments will be allocated to each of the 7 Divisions of the Separate Account or to the Fixed Account as directed by the Contract Owner. Contract Owners may select no more than 5 Allocation Options at any one time.

In the event that an application fails to recite all of the information necessary to record the account properly, the Company will promptly request that the Contract Owner furnish further instructions and will hold the initial Purchase Payment in a suspense account, without interest, for a period not exceeding 5 business days after receipt of the application by the Company. If the necessary information is not received within 5 business days, the Company will return the initial Purchase Payment to the prospective Contract Owner, unless the prospective Contract Owner, after being informed of the reasons for the delay, specifically consents to the Company retaining the initial Purchase Payment until the application is made complete.

If the Contract Owner forwards a subsequent Purchase Payment and does not specifically indicate into which Allocation Option(s) the Purchase Payment is to be invested, or improperly completes the allocations, the Company will credit the Purchase Payment based upon the last existing allocation made by the Contract Owner. Subsequent Purchase Payments may be made at any time without prior notice. The Contract will not be in default if no subsequent Purchase Payments are made. The Company reserves the right to reject any applications or Purchase Payments.

Accumulation Provisions

ACCUMULATION UNITS--The number of Accumulation Units credited to your Contract with respect to your initial Purchase Payment is determined by dividing the amount credited to each Division by the Accumulation Unit value for that Division next computed following acceptance of the application (generally the next business day after receipt of the Purchase Payment by the Company). The number of Accumulation Units credited with respect to subsequent Purchase Payments is determined by dividing the amount credited to each Division by the applicable Accumulation Unit value next determined following receipt of the Purchase Payment by the Company. The Accumulation Unit value of each Division varies in accordance with the investment experience of that Division.

VALUE OF AN ACCUMULATION UNIT--The value of an Accumulation Unit of each Division was set at $10 when the Division was established. The value may increase or decrease from one Valuation Period to the next. The value of an Accumulation Unit is determined by multiplying the value of an Accumulation Unit for the last Valuation Period by the net investment factor for that Division for the current Valuation Period. The Contract Owner bears the investment risk that the Contract Value may at any time be less than, equal to, or more than the amounts invested in the Separate Account.

Annuity Payments

ANNUITY PAYMENTS--The Contract Owner's value in the Allocation Options may be applied to provide either a Variable Annuity or a Fixed Annuity as selected by the Contract Owner. (The Contract Owner's value in the Fixed Account may be transferred to the Separate Account Division if a Variable Annuity is selected.) The dollar amount of Variable Annuity payments will reflect the investment experience of the Separate Account Division(s) in which the Contract Owner is invested but will not be affected by adverse mortality experience which may exceed the mortality risk charge provided for under the Contract.

1. FIRST ANNUITY PAYMENT: The amount used to establish the first monthly payment consists of the Contract Owner's values in the Allocation Options as of the Annuity Date adjusted for charges and deductions. The Contract contains tables showing monthly payment factors and annuity premium rates per $1,000 of the amount applied.

At the time the first monthly Variable Annuity payment is determined, a number of Annuity Units for each Division is established for the Annuitant by dividing the monthly payment derived from the tables by the Annuity Unit value for the Division as of the date the first Annuity payment is due. Any value in the Fixed Account will be used to purchase Annuity Units in the Division(s) as directed by the Contract Owner. The number of Annuity Units forming the basis of an Annuity payment will not change during the Annuity period unless Annuity Units are transferred to another Division. The value of the Annuity Units, however, will change based upon investment results.

2. SUBSEQUENT VARIABLE ANNUITY PAYMENTS: The amount of monthly payments after the first for any Division will be determined by multiplying the number of Annuity Units for that Division determined for the first payment (adjusted for transfers, if any) by the Annuity Unit value for that Division for the Valuation Period immediately preceding the Valuation Period in which the subsequent payment is made. It will be the Company's practice to mail Variable Annuity payments no later than 7 days after the last day of the Valuation Period upon which they are based or the monthly anniversary thereof.

ASSUMED INVESTMENT RATE--The tables set forth in the Contract are based upon the 1983 Table "a" for Individual Annuity Valuation, with an assumed investment rate of 4%. Variable Annuity payments will vary from payments based on the assumed investment rate depending on whether the investment experience of the Division(s) in which the Contract Owner is invested is better or worse than the assumed investment rate. Over a period of time, if the Division(s) achieved a net investment result equal to the assumed investment rate, the Annuity Units would not change in value, and the amount of the Annuity payments would be level. However, if the Division(s) achieved a net investment result greater than the assumed investment rate, the Annuity Units would increase in value and the amount of the Annuity payments would increase. Similarly, if the Division(s) achieved a net investment result smaller than the assumed investment rate, the Annuity Units would decrease in value and the amount of the Annuity payments would decrease.

ELECTION OF ANNUITY DATE AND FORM OF ANNUITY--The Annuity Date and the form of Annuity payment are elected by the Contract Owner. Unless a different Annuity Date is elected, Annuity payments will begin on the first day of the month following the Annuitant's 85th birthday. Contracts issued under Qualified Plans may require an earlier Annuity Date. To the extent not prohibited by any Qualified Plan requirements, an optional Annuity Date may be elected; such date may be the first day of any month prior to the normal Annuity Date. The election must be made at least 30 days before the optional Annuity Date elected.

ANNUITY OPTIONS--Subject to the provisions of the Internal Revenue Code ("Code") and the retirement plan under which a Contract is purchased, the Contract Owner may elect any one of the Annuity Options listed below. If the Annuitant does not elect otherwise, Annuity payments will be made under Option 3, a life Annuity with 10 years' payments certain. Changes in the optional form of Annuity payment may be made at any time up to 30 days prior to the date on which Annuity payments are to begin. All Options are available as fixed or variable payment annuities. The Annuity payments described below are determined on the basis of (i) the mortality table specified in the Contract, (ii) the age and, where permitted, the sex of the Annuitant, (iii) the type of Annuity payment option(s) selected, and (iv) the assumed investment rate.

OPTION 1--PAYMENTS FOR A GUARANTEED FIXED PERIOD: An Annuity payable monthly for a specified period of time. The period must be at least five (5) years. If this option is taken as a Variable Annuity, the Contract Owner may at any time choose to receive the present value of the remaining payments in a lump sum commuted at the assumed investment rate.

OPTION 2--LIFE ANNUITY: Payments will be made for the life of the Annuitant. Payments will cease with the last payment due prior to the Annuitant's death.

OPTION 3--LIFE ANNUITY WITH PAYMENTS GUARANTEED FOR 10 OR 20 YEARS: An Annuity payable monthly during the lifetime of the Annuitant (no matter how long he or she might live) with a guaranteed minimum number of monthly payments. If the Annuitant dies before receiving the guaranteed number of payments, the remaining payments for the guaranteed period chosen (10 or 20 years) will continue to the designated beneficiary.

OPTION 4--JOINT AND SURVIVOR ANNUITY: An Annuity will be paid during the lifetimes of the Annuitant and the Annuitant's spouse. The amount of such payments will not change by reason of the first death. Payments will end with the last payment due prior to the second death.

FREQUENCY OF PAYMENT--Payments under all options will be made on a monthly basis, unless a different arrangement has been requested by the Contract Owner and agreed to by the Company. If at any time any payments to be made to any Annuitant are less than $20 each, the Company shall have the right to decrease the frequency of payments to such interval as will result in a payment of at least $20.

ANNUITY UNIT VALUES--The value of an Annuity Unit of each Division was set at $10 when the Division was established. The value may increase or decrease from one Valuation Period to the next. For any Valuation Period, the value of an Annuity Unit of a particular Division is the value of that Annuity Unit during the last Valuation Period, multiplied by the net investment factor for that Division for the current Valuation Period. The result is then multiplied by a factor that offsets the effect of the assumed investment rate.

Distribution of Contracts

Contracts are offered through licensed insurance agents of the Company (who are also either broker-dealers or persons associated with broker-dealers), either individually or through an insurance agency. Sales commissions will be paid by the Company. The commissions paid by the Company will range from 0% to 6.2%.

The Contract, which is offered continuously, is distributed by Clarendon Insurance Agency, Inc. ("Clarendon"), which is an affiliate of Sun Life (NY).

The Distribution Agreement may be terminated by the Company on behalf of the Separate Account at any time on 90 days' written notice without payment of any penalty. The Distribution Agreement may be terminated at any time by Clarendon without payment of any penalty on 30 days' written notice to the Separate Account and the Company. The Distribution Agreement automatically terminates in the event of its assignment.

OTHER INFORMATION

Reports to Contract Owners

The Company will maintain all records which relate to the Contract. At least once a year, a report which will set forth information regarding the Contract Value will be sent to the Contract Owners. The Contract Owner will also be furnished notices, proxies and solicitation materials which relate to the Fund.

Safekeeping of Assets

The Company maintains custody of the assets of the Separate Account. The Fund shares owned by the Separate Account will be held in "book" form. That is, actual certificates will not be issued by the Fund, rather, the record of shares issued to the Separate Account will be recorded on the books of the Fund by the Fund's transfer agent. The Company also maintains the records of portfolio transactions of the Separate Account.

Service Agreement

Sun Life Insurance and Annuity Company of New York has contracted with American Republic Insurance Company to assist in administrative services and recordkeeping in connection with the Registrant.

Independent Auditors

Ernst & Young LLP, independent auditors, have audited the statutory basis financial statements Keyport Benefit Life Company at December 31, 2001 and 2000, and for each of the three years in the period ended December 31, 2001, and the financial statements of the Variable Account at December 31, 2001 and for each of the two years in the period ended December 31, 2001, as set forth in their reports. We have included these financial statements in the statement of additional information in reliance on Ernst & Young LLP's reports thereon appearing elsewhere herein, given on their authority as experts in accounting and auditing. Their principal office is located at 200 Clarendon Street, Boston, Massachusetts.

The financial statements of Sun Life Insurance and Annuity Company of New York for the years ended December 31, 2001, 200 and 1999, appearing in this Statement of Additional Information ("SAI"), have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reportthereon appearing elsewhere herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Registration Statement

A registration statement has been filed with the Securities and Exchange Commission under the Securities Act of 1933, with respect to the Contract. The Prospectus and this Statement of Additional Information do not contain all information set forth in the registration statement, its amendments and exhibits, reference to which is made for further information concerning the Separate Account, the Company and the Contract. Statements contained in this Statement of Additional Information and the related Prospectus as to the content of the Contract and other legal instruments are summaries. For a complete statement of the terms thereof, reference is made to such instruments as filed.

FINANCIAL STATEMENTS

The financial statements of the Company included herein should be distinguished from the financial statements of the Separate Account and should be considered only as bearing on the ability of Sun Life Insurance and Annuity Company of New York to meet its obligations under the Contracts. They should not be considered as bearing on the investment performance of the assets held in the Separate Account.


Report of Independent Auditors

To the Board of Directors of Keyport Benefit Life Insurance Company

and Contract Owners of American Benefit Variable Annuity Account

We have audited the accompanying statement of assets and liabilities of Keyport Benefit Life Insurance Company - American Benefit Variable Annuity Account (comprising, respectively, Alliance Total Return Portfolio (A), Alliance Global Bond Portfolio (A), Alliance Growth Portfolio (A), Alliance Growth and Income Portfolio (A), Alliance International Portfolio (A), and Brinson Strategic Fixed Income Portfolio) as of December 31, 2001, and the related statements of operations and changes in net assets for each of the two years in the period then ended. These financial statements are the responsibility of Keyport Benefit Life Insurance Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Keyport Benefit Life Insurance Company - American Benefit Variable Annuity Account at December 31, 2001, and the results of its operations and changes in its net assets for the years ended December 31, 2001 and 2000, in conformity with accounting principles generally accepted in the United States.

ERNST & YOUNG LLP

Boston, Massachusetts

April 5, 2002


FINANCIAL STATEMENTS OF KBL VARIABLE ANNUITY ACCOUNT


KEYPORT BENEFIT LIFE INSURANCE COMPANY -

AMERICAN BENEFIT VARIABLE ANNUITY ACCOUNT

Statements of Assets and Liabilities

December 31, 2001

Assets
Investments at market value:
Alliance Variable Products Series Fund, Inc.
Alliance Total Return Portfolio (A) - 19,173 shares (cost $336,663)	$338,401
Alliance Global Bond Portfolio (A) - 7,466 shares (cost $83,390)	81,601
Alliance Growth Portfolio (A) - 4,616 shares (cost $72,199)	75,802
Alliance Growth and Income Portfolio (A) - 2,204 shares (cost $47,681)	48,851
Alliance International Portfolio (A) - 2,260 shares (cost $25,556)	26,417

Brinson Series Trust
Brinson Strategic Fixed Income Portfolio - 11,765 shares (cost $130,916)	128,828

Total assets	$699,900

Liabilities
Variable annuity contracts	$646,677
Payable annuity contracts	53,223

Total liabilities	$699,900

See accompanying notes.


KEYPORT BENEFIT LIFE INSURANCE COMPANY -

AMERICAN BENEFIT VARIABLE ANNUITY ACCOUNT

Statements of Operations and Changes in Net Assets

For the Years Ended December 31, 2001 and 2000

	Alliance		Alliance
	Total Return Portfolio (A)[1]		Global Bond Portfolio (A)[2]
	2001	2000	2001	2000
Income
Dividends	$17,496	$8,562	$-	$3,947
Expenses
Mortality and expense risk	4,905	4,977	1,216	1,490
Net investment income (expense)	12,591	3,585	(1,216)	2,457

Realized gain (loss) on investments
Realized gain (loss) on sales	(103,020)	(1,958)	(2,786)	(5,131)
Realized gain distributions	67,056	49,665	-	-
Total realized gain (loss) on investments	(35,964)	47,707	(2,786)	(5,131)

Unrealized appreciation (depreciation)	35,776	(55,088)	1,373	5,822
Net increase (decrease) in net assets
from operations	12,403	(3,796)	(2,629)	3,148

Administrative charges	(193)	(226)	(211)	(242)
Contract distributions and terminations	(25,867)	(22,287)	(15,279)	(34,662)
Transfer payments (to) from other divisions	-	6,989	-	(10,156)
Actuarial adjustment in reserves for
currently payable annuity contracts	-	-	-	-
Net increase (decrease) in net assets from
contract transactions	(26,060)	(15,524)	(15,490)	(45,060)

Net assets at beginning of year	352,058	371,378	99,720	141,632

Net assets at end of year	$338,401	$352,058	$81,601	$99,720

1 Name changed from Mitchell Hutchins Series Trust Balanced Portfolio effective September 4, 2001.

2 Name changed from Mitchell Hutchins Series Trust Global Income Portfolio effective September 4, 2001.

See accompanying notes.


KEYPORT BENEFIT LIFE INSURANCE COMPANY -

AMERICAN BENEFIT VARIABLE ANNUITY ACCOUNT

Statements of Operations and Changes in Net Assets

For the Years Ended December 31, 2001 and 2000

	Alliance		Alliance
	Growth Portfolio (A)[3]		Growth and Income Portfolio (A)[4]
	2001	2000	2001	2000
Income
Dividends	$-	$-	$2,009	$819
Expenses
Mortality and expense risk	1,942	4,450	1,801	3,025
Net investment income (expense)	(1,942)	(4,450)	208	(2,206)

Realized gain (loss) on investments
Realized gain (loss) on sales	(204,852)	7,925	(1,403)	12,548
Realized gain distributions	122,458	73,005	40,540	16,241
Total realized gain (loss) on investments	(82,394)	80,930	39,137	28,789

Unrealized appreciation (depreciation)	44,661	(152,640)	(35,315)	(39,375)
Net increase (decrease) in net assets
from operations	(39,675)	(76,160)	4,030	(12,792)

Administrative charges	(120)	(154)	(200)	(211)
Contract distributions and terminations	(136,674)	(66,651)	(153,239)	(38,075)
Transfer payments (to) from other divisions	-	104,383	-	(3,969)
Actuarial adjustment in reserves for
currently payable annuity contracts	(9,363)	(24,498)	-	-
Net increase (decrease) in net assets from
contract transactions	(146,157)	13,080	(153,439)	(42,255)

Net assets at beginning of year	261,634	324,714	198,261	253,308

Net assets at end of year	$75,802	$261,634	$48,851	$198,261

3 Name changed from Mitchell Hutchins Series effective September 4, 2001.

4 Name changed from Mitchell Hutchins Series effective September 4, 2001.

See accompanying notes.


KEYPORT BENEFIT LIFE INSURANCE COMPANY -

AMERICAN BENEFIT VARIABLE ANNUITY ACCOUNT

Statements of Operations and Changes in Net Assets

For the Years Ended December 31, 2001 and 2000

	Alliance		Brinson
	International Portfolio (A)[5]		Strategic Fixed Income Portfolio[6]
	2001	2000	2001	2000
Income
Dividends	$40	$867	$9,360	$12,113
Expenses
Mortality and expense risk	818	1,188	1,948	2,081
Net investment income (expense)	(778)	(321)	7,412	10,032

Realized gain (loss) on investments
Realized gain (loss) on sales	(27,472)	1,300	(1,738)	(3,490)
Realized gain distributions	10,551	9,533	-	-
Total realized gain (loss) on investments	(16,921)	10,833	(1,738)	(3,490)

Unrealized appreciation (depreciation)	2,291	(20,038)	3,556	8,130
Net increase (decrease) in net assets
from operations	(15,408)	(9,526)	9,230	14,672

Administrative charges	(165)	(178)	(157)	(157)
Contract distributions and terminations	(33,828)	(16,537)	(28,195)	(16,376)
Transfer payments (to) from other divisions	-	-	-	(11,022)
Actuarial adjustment in reserves for
currently payable annuity contracts	-	-	(2,272)	(2,731)
Net increase (decrease) in net assets from
contract transactions	(33,993)	(16,715)	(30,624)	(30,286)

Net assets at beginning of year	75,818	102,059	150,222	165,836

Net assets at end of year	$26,417	$75,818	$128,828	$150,222

5 Name changed from Mitchell Hutchins Series Trust Global Equity Portfolio effective September 4, 2001.

6 Name changed from Mitchell Hutchins Series Trust Strategic Fixed Income Portfolio effective September 4, 2001.

See accompanying notes.


KEYPORT BENEFIT LIFE INSURANCE COMPANY -

AMERICAN BENEFIT VARIABLE ANNUITY ACCOUNT

Statements of Operations and Changes in Net Assets

For the Years Ended December 31, 2001 and 2000

	Brinson
	Money Market Portfolio[7]		Total	Total
	2001	2000	2001	2000
Income
Dividends	$59	$1,082	$28,964	$27,390
Expenses
Mortality and expense risk	23	380	12,653	17,591
Net investment income (expense)	36	702	16,311	9,799

Realized gain (loss) on investments
Realized gain (loss) on sales	-	-	(341,271)	11,194
Realized gain distributions	-	-	240,605	148,444
Total realized gain (loss) on investments	-	-	(100,666)	159,638

Unrealized appreciation (depreciation)	-	-	52,342	(253,189)
Net increase (decrease) in net assets
from operations	36	702	(32,013)	(83,752)

Administrative charges	(4)	(31)	(1,050)	(1,199)
Contract distributions and terminations	(5,120)	-	(398,202)	(194,588)
Transfer payments (to) from other divisions	-	(86,226)	-	(1)
Actuarial adjustment in reserves for
currently payable annuity contracts	-		(11,635)	(27,229)
Net increase (decrease) in net assets from
contract transactions	(5,124)	(86,257)	(410,887)	(223,017)

Net assets at beginning of year	5,088	90,643	1,142,801	1,449,570

Net assets at end of year	$-	$5,088	$699,900	$1,142,801

7 Name changed from Mitchell Hutchins Series Trust Money Market Portfolio effective September 4, 2001.

See accompanying notes.


KEYPORT BENEFIT LIFE INSURANCE COMPANY -

AMERICAN BENEFIT VARIABLE ANNUITY ACCOUNT

Notes to Financial Statements

December 31, 2001

1. Organization

Keyport Benefit Life Insurance Company - American Benefit Variable Annuity Account (the "Variable Annuity Account") is a separate investment account established by Keyport Benefit Life Insurance Company (the "Company") to receive and invest premium payments under flexible purchase payment deferred and immediate variable annuity contracts issued by the Company. The Variable Annuity Account operates as a Unit Investment Trust under the Investment Company Act of 1940 and invests in eligible mutual funds.

There is currently one funding vehicle available to the Variable Annuity Account, the Brinson Series Trust and the Alliance Variable Product Series Funds, which have five available sub-accounts to which contract funds may be allocated.

On September 4, 2001, the fund names for Mitchell Hutchins Series Trust Strategic Fixed Income Fund Portfolio and Global Income Portfolio were to changed to Brinson Strategic Fixed Income Portfolio and Alliance Global Bond Portfolio (A) respectively. On that same date, Mitchell Hutchins Series Trust Balanced Portfolio, Growth Portfolio, Growth and Income Portfolio, Global Equity Portfolio, and Money Market Portfolio were closed and funds from these mutual funds were transferred to Alliance Total Return Portfolio (A), Growth Portfolio (A), Growth and Income Portfolio (A), International Portfolio (A), and Brinson Money Market Portfolio, respectively.

2. Significant Accounting Policies

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP"). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect amounts reported therein. Although actual results could differ from these estimates, any such differences are expected to be immaterial to the Variable Annuity Account. Certain prior year amounts have been reclassified to conform to the current year's presentation.

Shares of the eligible funds are sold to the Variable Annuity Account at the reported net asset values. Transactions are recorded on the trade date. Income from dividends is recorded on the ex-dividend date. Realized gains and losses on sales of investments are computed by the average cost method.

Annuity reserves are computed for contracts in the income stage according to the 1983a Individual Annuity Mortality Table. The assumed investment rate is either 3.0%, 4.0%, 5.0% or 6.0% unless the annuitant elects otherwise, in which case the rate may vary from 3.0% to 6.0%, as regulated by the laws of the respective states. The mortality risk is fully borne by the Company and may result in additional amounts being transferred into the Variable Annuity Account by the Company.

The operations of the Variable Annuity Account are included in the federal income tax return of the Company, which is taxed as a Life Insurance Company under the provisions of the Internal Revenue Code. The Company anticipates no tax liability resulting from the operations of the Variable Annuity Account. Therefore, no provision for income taxes has been charged against the Variable Annuity Account.


KEYPORT BENEFIT LIFE INSURANCE COMPANY -

AMERICAN BENEFIT VARIABLE ANNUITY ACCOUNT

Notes to Financial Statements (continued)

3. Expenses

Mortality, distribution, and expense risks assumed by the Company are compensated for by a charge equivalent to an annual rate of 1.40% of the total net assets of each division.

An annual contract administration charge of $30 is deducted on the last valuation date of each calendar year, upon full withdrawal of a contract's value or upon commencement of annuity payments if such withdrawal is made or annuity payments commence prior to the last valuation date of the year. A transfer charge of $10 is imposed on each transfer between divisions (portfolios) of the account in excess of six in any one calendar year. However, the Company has waived this charge until further notice. An early withdrawal charge may be imposed in the event of withdrawal of any portion of the contract value or upon annuitization. The early withdrawal charge is 5% of the amount withdrawn for purchase payments made within five years prior to the date of withdrawal. A withdrawal transaction charge of $10 will be imposed on each withdrawal in excess of three per calendar year.

4. Affiliated Company Transactions

Administrative services necessary for the operation of the Variable Annuity Account are provided by the Company's parent, Keyport Life Insurance Company. The Company has absorbed all organizational expenses including the fees of registering the Variable Annuity Account and its contracts for distribution under federal and state securities laws.

5. New Audit Guide

Effective January 1, 2001, the Variable Account adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies (the Guide), as revised, effective for fiscal years beginning after December 15, 2001. The adoption of the Guide did not impact the total net assets of the subaccounts for fiscal year 2001. Certain disclosures in the financial statements of the Variable Account have changed as a result of the adoption of the Guide. The financial statement presentation of the Variable Account for the years prior to 2001 has not been restated.


KEYPORT BENEFIT LIFE INSURANCE COMPANY -

AMERICAN BENEFIT VARIABLE ANNUITY ACCOUNT

Notes to Financial Statements (continued)
6. Unit Values

A summary of the accumulation unit values at December 31, 2001 and 2000 and the accumulation units and dollar value outstanding at
December 31, 2001 are as follows:

	2000	2001
UNIT		UNIT			INVESTMENT	EXPENSE	TOTAL
VALUE		VALUE	UNITS	DOLLARS	INCOME RATIO*	RATIO**	RETURN***

Alliance Total Return Portfolio (A)	$27.698386	$28.606435	11,829.5410	$338,401	5.07%	1.40%	3.28%

Alliance Global Bond Portfolio (A)	18.532819	17.997221	4,534.0890	81,601	0.00%	1.40%	(2.89)%

Alliance Growth Portfolio (A)	48.100111	37.139055	1,142.6410	42,437	0.00%	1.40%	(22.79)%

Alliance Growth and Income Portfolio (A)	21.557054	21.322435	2,291.0610	48,851	1.63%	1.40%	(1.089)%

Alliance International Portfolio (A)	20.656083	16.064404	1,644.4450	26,417	0.08%	1.40%	(22.23)%

Brinson Strategic Fixed Income Portfolio	19.607732	20.935469	5,205.0730	108,971	7.85%	1.40%	6.77%

			26,646.8500	$646,677

* These amounts represent the dividends and other income received by the subaccount from the underlying mutual fund, net of management fees assessed by the portfolio manager, divided by the average net assets. These ratios exclude those expenses, such as mortality and expense charges, that result in direct reductions in the unit values. The recognition of investment income by the subaccount is affected by the timing of the declaration of dividends by the underlying fund in which the subaccounts invest.

** These ratios represent the annualized contract expenses of the variable account, consisting primarily of mortality and expense charges, for each period indicated. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying fund are excluded.

*** These amounts represent the total return for the periods indicated, including changes in the value of the underlying fund, and reflect deductions for all items included in the expense ratio. The total return does not include any expenses assessed through the redemption of units; inclusion of these expenses in the calculation would result in a reduction in the total return presented. Investment options with a date notation indicate the effective date of that investment option in the variable account. The total return is calculated for the period indicated or from the effective date through the end of the reporting period.


KEYPORT BENEFIT LIFE INSURANCE COMPANY -

AMERICAN BENEFIT VARIABLE ANNUITY ACCOUNT

Notes to Financial Statements (continued)

7. Purchases and Sales of Securities

The cost of shares purchased and proceeds from shares sold by the Variable Annuity Account during 2001 are shown below:

	Purchases	Sales

Alliance Total Return Portfolio (A)	$422,252	$368,664

Alliance Global Bond Portfolio (A)	84,721	101,427

Alliance Growth Portfolio (A)	196,936	222,577

Alliance Growth and Income Portfolio (A)	90,436	203,128

Alliance International Portfolio (A)	59,164	83,384

Brinson Strategic Fixed Income Portfolio	9,360	32,572

Brinson Money Market Portfolio	59	5,147

	$862,928	$1,016,899


KEYPORT BENEFIT LIFE INSURANCE COMPANY -

AMERICAN BENEFIT VARIABLE ANNUITY ACCOUNT

Notes to Financial Statements (continued)

8. Change in Units Outstanding

The change in units outstanding for the year ended December 31, 2001 were as follows:

			Net Increase
	Units Issued	Units redeemed	(Decrease)

Alliance Total Return Portfolio (A)	11,835.981	12,716.835	(880.854)

Alliance Global Bond Portfolio (A)	4,594.775	5,441.435	(846.660)

Alliance Growth Portfolio (A)	1,144.023	4,307.876	(3,163.853)

Alliance Growth and Income Portfolio (A)	2,295.154	9,201.139	(6,905.985)

Alliance International Portfolio (A)	3,117.410	5,143.474	(2,026.064)

Brinson Strategic Fixed Income Portfolio	-	1,397.130	(1,397.130)

Brinson Money Market Portfolio	-	341.730	(341.730)

	22,987.343	38,549.619	(15,562.276)


KEYPORT BENEFIT LIFE INSURANCE COMPANY -

AMERICAN BENEFIT VARIABLE ANNUITY ACCOUNT

Notes to Financial Statements (continued)

9. Diversification Requirements

Under the provisions of Section 817(h) of the Internal Revenue Code, a variable annuity contract, other than a contract issued in connection with certain types of employee benefit plans, will not be treated as an annuity contract for federal tax purposes for any period for which the investments of the segregated asset account on which the contract is based are not adequately diversified. The Code provides that the "adequately diversified" requirement may be met if the underlying investments satisfy either a statutory safe harbor test or diversification requirements set forth in regulations issued by the Secretary of Treasury.

The Internal Revenue Service has issued regulations under Section 817(h) of the Code. The Company believes that the Variable Annuity Account satisfies the current requirements of the regulations, and it intends that the Variable Annuity Account will continue to meet such requirements.


FINANCIAL STATEMENTS OF SUNLIFE INSURANCE AND ANNUITY COMPANY OF NEW YORK


SUN LIFE INSURANCE AND ANNUITY COMPANY OF NEW YORK

(Wholly-Owned Subsidiary of Sun Life Assurance Company of Canada (U.S.))

STATEMENTS OF INCOME

(in thousands)

For the years ended December 31, 2001, 2000 and 1999
	2001	2000	1999

Revenues

Premiums and annuity considerations	$ 19,187	$ 17,810	$ 17,849
Net investment income	10,829	11,821	11,906
Net realized investment gains (losses)	648	(3,079)	497
Fee and other income	7,327	9,753	8,387

Total revenues	37,991	36,305	38,639

Benefits and Expenses

Policyowner benefits	19,525	19,381	20,153
Other operating expenses	9,198	8,383	9,181
Amortization of deferred policy acquisition costs	4,898	5,844	2,670

Total benefits and expenses	33,621	33,608	32,004

Income before income tax expense	4,370	2,697	6,635

Income tax expense	1,534	958	2,180

Net Income	$ 2,836	$ 1,739	$ 4,455

The accompanying notes are an integral part of the financial statements.


SUN LIFE INSURANCE AND ANNUITY COMPANY OF NEW YORK

(Wholly-Owned Subsidiary of Sun Life Assurance Company of Canada (U.S.))

BALANCE SHEETS

(in thousands )

December 31, 2001 and 2000
       ASSETS	2001	2000
Investments
Available-for-sale fixed maturities at fair value (amortized cost of
$106,939 and $110,526 in 2001 and 2000, respectively)	$ 109,097	$ 110,843
Mortgage loans	24,253	26,876
Policy loans	413	541
Short-term investments	17,757	16,001

Total investments	151,520	154,261

Cash and cash equivalents	9,107	7,292
Accrued investment income	1,692	1,765
Deferred policy acquisition costs	19,312	23,799
Other assets	7,976	9,413
Separate account assets	434,263	556,842

Total assets	$ 623,870	$ 753,372

LIABILITIES

Future contract and policy benefits	$ 39,919	$ 37,082
Contractholder deposit funds and other policy liabilities	83,462	98,307
Deferred federal income taxes	4,680	1,561
Other liabilities and accrued expenses	2,765	4,160
Separate account liabilities	434,263	556,842

Total liabilities	$ 565,089	$ 697,952

Commitments and contingencies - Note 15

STOCKHOLDER'S EQUITY

Common stock, $1 par value - 2,000 shares authorized;
2,000 shares issued and outstanding	$ 2,000	$ 2,000
Additional paid-in capital	29,500	29,500
Accumulated other comprehensive income	1,186	661
Retained earnings	26,095	23,259
Total stockholder's equity	$ 58,781	$ 55,420

Total liabilities and stockholder's equity	$ 623,870	$ 753,372

The accompanying notes are an integral part of the financial statements.


SUN LIFE INSURANCE AND ANNUITY COMPANY OF NEW YORK

(Wholly-Owned Subsidiary of Sun Life Assurance Company of Canada (U.S.))

STATEMENTS OF COMPREHENSIVE INCOME

(in thousands)

For the years ended December 31, 2001, 2000 and 1999

	2001	2000	1999

Net income	$ 2,836	$ 1,739
$   4,455

Other comprehensive income
Net unrealized holding gains (losses) on available-for-sale
securities, net of tax	525	1,933	(2,443)

Comprehensive income	$ 3,361	$ 3,672	$ 2,012

The accompanying notes are an integral part of the financial statements.


SUN LIFE INSURANCE AND ANNUITY COMPANY OF NEW YORK

(Wholly-Owned Subsidiary of Sun Life Assurance Company of Canada (U.S.))

STATEMENTS OF STOCKHOLDER'S EQUITY

(in thousands)

For the years ended December 31, 2001, 2000 and 1999
			Accumulated
		Additional	Other		Total
	Common	Paid-In	Comprehensive	Retained	Stockholder's
	Stock	Capital	Income	Earnings	Equity

Balance at December 31, 1998	$ 2,000	$ 29,500	$ 1,171	$ 28,265	$ 60,936

Net income				4,455	4,455
Other comprehensive income
(loss)			(2,443)		(2,443)
Dividends to stockholder				(6,500)	(6,500)

Balance at December 31, 1999	2,000	29,500	(1,272)	26,220	56,448

Net income				1,739	1,739
Other comprehensive income			1,933		1,933
Dividends to stockholder				(4,700)	(4,700)

Balance at December 31, 2000	2,000	29,500
661
				23,259	55,420

Net income				2,836	2,836
Other comprehensive income			525		525

Balance at December 31, 2001	$ 2,000	$ 29,500	$ 1,186	$ 26,095	$ 58,781

The accompanying notes are an integral part of the financial statements.


SUN LIFE INSURANCE AND ANNUITY COMPANY OF NEW YORK

(Wholly-Owned Subsidiary of Sun Life Assurance Company of Canada (U.S.))

STATEMENTS OF CASH FLOWS

(in thousands)

For the years ended December 31, 2001, 2000 and 1999
	2001	2000	1999

Cash Flows From Operating Activities:
Net income	$ 2,836	$ 1,739	$ 4,455
Adjustments to reconcile net income to net cash provided by
operating activities:
Amortization of discount and premiums	47	7	170
Depreciation and amortization	-	-	122
Net realized gains (losses) on investments	(648)	3,079	(497)
Interest credited to contractholder deposit funds	5,015	5,751	5,974
Deferred federal income taxes	2,837	(1,154)	879
Changes in assets and liabilities:

Deferred acquisition costs	3,459	3,943	19
Accrued investment income	72	106	54
Other assets	1,438	(2,403)	(1,924)
Future contract and policy benefits	2,837	2,698	2,342
Other, net	(1,035)	3,611	(2,554)

Net cash provided by operating activities	16,858	17,377	9,040

Cash Flows From Investing Activities:
Sales, maturities and repayments of:
Available-for-sale fixed maturities	53,133	51,688	78,076
Real estate	-	-	2,009
Mortgage loans	7,172	3,177	11,852
Purchases of:
Available-for-sale fixed maturities	(48,872)	(42,546)	(70,547)
Mortgage loans	(4,630)	(3,809)	(3,675)
Net change in policy loans	128	(3)	87
Net change in short-term investments	(1,756)	(8,706)	(3,404)
Changes in other investing activities, net	-	-	(222)

Net cash provided by (used in) investing activities	5,175	(199)	14,176

The accompanying notes are an integral part of the financial statements.


SUN LIFE INSURANCE AND ANNUITY COMPANY OF NEW YORK

(Wholly-Owned Subsidiary of Sun Life Assurance Company of Canada (U.S.))

STATEMENTS OF CASH FLOWS (Continued)

(in thousands)

For the years ended December 31, 2001, 2000 and 1999

	2001	2000	1999

Cash Flows From Financing Activities:
Deposits to contractholder deposit funds	$ 12,290	$ 11,301	$ 8,362
Withdrawals from contractholder deposit funds	(32,508)	(27,945)	(23,004)
Dividends paid to stockholder	-	(4,700)	(6,500)

Net cash used in financing activities	(20,218)	(21,344)	(21,142)

Net change in cash and cash equivalents	1,815	(4,166)	2,074

Cash and cash equivalents, beginning of year	7,292	11,458	9,384

Cash and cash equivalents, end of year	$ 9,107	$ 7,292	$ 11,458

Supplemental Cash Flow Information
Income taxes paid	$ 339	$ 701	$ 2,521

The accompanying notes are an integral part of the financial statements.


SUN LIFE INSURANCE AND ANNUITY COMPANY OF NEW YORK

(Wholly-Owned Subsidiary of Sun Life Assurance Company of Canada (U.S.))

NOTES TO FINANCIAL STATEMENTS

For the Years Ended December 31, 2001, 2000 and 1999

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Sun Life Insurance and Annuity Company of New York (the "Company") is incorporated as a life insurance company and is currently engaged in the sale of individual fixed and variable annuity contracts, and group life and disability insurance contracts in its state of domicile, New York. The Company's parent, Sun Life Assurance Company of Canada (U.S.), is ultimately a wholly-owned subsidiary of Sun Life Financial Services of Canada Inc. Sun Life Financial Services of Canada Inc. was formed as a result of the demutualization on March 22, 2000 of Sun Life Assurance Company of Canada, which was the Company's ultimate parent at December 31, 1999.

Basis of Presentation

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") for stock life insurance companies.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. The most significant estimates are those used in determining deferred policy acquisition costs, investment allowances and the liabilities for future policyholder benefits. Actual results could differ from those estimates.

Financial Instruments

In the normal course of business, the Company may enter into transactions involving various types of financial instruments, including cash and cash equivalents, investments such as fixed maturities, mortgage loans and equity securities, debt, loan commitments and financial guarantees. These instruments involve credit risk and also may be subject to risk of loss due to interest rate fluctuation. The Company evaluates and monitors each financial instrument individually and, when appropriate, obtains collateral or other security to minimize losses. Financial instruments are more fully described in Note 6.

Cash and Cash Equivalents

Cash and cash equivalents primarily include cash, commercial paper, money market investments, and short term bank participations. All such investments have been purchased with maturities of three months or less and are considered cash equivalents for purposes of reporting cash flows.


SUN LIFE INSURANCE AND ANNUITY COMPANY OF NEW YORK

(Wholly-Owned Subsidiary of Sun Life Assurance Company of Canada (U.S.))

NOTES TO FINANCIAL STATEMENTS

For the Years Ended December 31, 2001, 2000 and 1999

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Investments

The Company accounts for its investments in accordance with Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities." At the time of purchase, fixed maturity securities are classified based on intent, as held-to-maturity or available-for-sale. In order for the securities to be classified as held-to-maturity, the Company must have positive intent and ability to hold the securities to maturity. Securities held-to-maturity are stated at cost, adjusted for amortization of premiums, and accretion of discounts. Securities that do not meet this criteria are classified as available-for-sale. Available-for-sale securities are carried at estimated fair value with changes in unrealized gains or losses reported net of policyholder related amounts and deferred income taxes in a separate component of other comprehensive income. Fair values for publicly traded securities are obtained from external market quotations. For privately placed fixed maturities, fair values are estimated by taking into account prices for publicly traded securities of similar credit risk, maturities repayment, and liquidity characteristics. The Company does not engage in trading activities. All of the Company's fixed maturity securities are available-for-sale. All security transactions are recorded on a trade-date basis.

The Company's accounting policy for impairment requires recognition of an other-than-temporary impairment charge on a security if it is determined that the Company is unable to recover all amounts due under the contractual obligations of the security. In addition, for securities expected to be sold, an other-than-temporary impairment charge is recognized if the Company does not expect the fair value of a security to recover to cost or amortized cost prior to the expected date of sale. Once an impairment charge has been recorded, the Company then continues to review the other-than-temporarily impaired securities for additional impairment, if necessary.

Mortgage loans are stated at unpaid principle balances, net of provisions for estimated losses. Mortgage loans acquired at a premium or discount are carried at amortized values net of provisions for estimated losses. Loans include commercial first mortgage loans and are diversified by property type and geographic area throughout the United States. Mortgage loans are collateralized by the related properties and generally are no more than 70% of the properties' value at the time that the original loan is made.

A loan is recognized as impaired when it is probable that the principal or interest is not collectible in accordance with the contractual terms of the loan. Measurement of impairment is based on the present value of expected future cash flows discounted at the loan's effective interest rate, or at the loan's observable market price. A specific valuation allowance is established if the fair value of the impaired loan is less than the recorded amount. Loans are also charged against the allowance when determined to be uncollectible. The allowance is based on a continuing review of the loan portfolio, past loss experience and current economic conditions, which may affect the borrower's ability to pay. While management believes that it uses the best information available to establish the allowance, future adjustments to the allowance may become necessary if economic conditions differ from the assumptions used in making the evaluation.


SUN LIFE INSURANCE AND ANNUITY COMPANY OF NEW YORK

(Wholly-Owned Subsidiary of Sun Life Assurance Company of Canada (U.S.))

NOTES TO FINANCIAL STATEMENTS

For the Years Ended December 31, 2001, 2000 and 1999

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Policy loans are carried at the amount of outstanding principal balance not in excess of net cash surrender values of the related insurance policies.

Investment income is recognized on an accrual basis. Realized gains and losses on the sales of investments are recognized in operations at the date of sale and are determined using the specific cost identification method. When an impairment of a specific investment or a group of investments is determined to be other-than-temporary, a realized investment loss is recorded. Changes in the provision for estimated losses on mortgage loans and real estate are included in net realized investment gains and losses.

Interest income on loans is recorded on the accrual basis. Loans are placed in a non-accrual status when management believes that the borrower's financial condition, after giving consideration to economic and business conditions and collection efforts, is such that collection of principal and interest is doubtful. When a loan is placed in non-accrual status, all interest previously accrued is reversed against current period interest income. Interest accruals are resumed on such loans only when they are brought fully current with respect to principle and interest, have performed on a sustained basis for a reasonable period of time, and when, in the judgement of management, the loans are estimated to be fully collectible as to both principal and interest.

Deferred Policy Acquisition Costs

Acquisition costs consist of commissions, underwriting and other costs that vary with and are primarily related to the production of new business. Acquisition costs related to investment-type contracts, primarily deferred annuity and guaranteed investment contracts, are deferred and amortized with interest in proportion to the present value of estimated gross profits to be realized over the estimated lives of the contracts. Estimated gross profits are composed of net investment income, net realized investment gains and losses, life and variable annuity fees, surrender charges and direct variable administrative expenses. This amortization is reviewed quarterly and adjusted retrospectively by a cumulative charge or credit to current operations when the Company revises its estimate of current or future gross profits to be realized from this group of products, including realized and unrealized gains and losses from investments.

Deferred acquisition costs for each product are reviewed to determine if they are recoverable from future income, including investment income. If such costs are determined to be unrecoverable, they are expensed at the time of determination. Although realization of deferred policy acquisition costs is not assured, the Company believes it is more likely than not that all of these costs will be realized. The amount of deferred policy acquisition costs considered realizable, however, could be reduced in the near term if the estimates of gross profits discussed above are reduced.

Other Assets

Property, equipment, and leasehold improvements, which are included in other assets, are stated at cost, less accumulated depreciation and amortization. Depreciation is provided using the straight-line or accelerated method over the estimated useful lives of the related assets, which generally range from 3 to 10 years.


SUN LIFE INSURANCE AND ANNUITY COMPANY OF NEW YORK

(Wholly-Owned Subsidiary of Sun Life Assurance Company of Canada (U.S.))

NOTES TO FINANCIAL STATEMENTS

For the Years Ended December 31, 2001, 2000 and 1999

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Amortization of leasehold improvements is provided using the straight-line method over the lesser of the term of the leases or the estimated useful life of the improvements. Reinsurance receivables from reinsurance ceded are also included in other assets.

Policy liabilities and accruals

Future contract and policy benefits are liabilities for traditional life, health and annuity products. Such liabilities are established in amounts adequate to meet the estimated future obligations of policies in force. The liabilities associated with traditional life insurance, annuity and disability insurance products are computed using the net level premium method based on assumptions about future investment yields, mortality, morbidity and persistency. The assumptions used are based upon the Company's experience and industry standards.

Contractholder deposit funds consist of policy values that accrue to the holders of investment-related products such as deferred annuities and guaranteed investment contracts. The liabilities are determined using the retrospective deposit method and consist of net deposits and investment earnings less administrative charges. The liability is before the deduction of any applicable surrender charges.

Other policy liabilities include liabilities for policy and contract claims. These amounts consist of the estimated amount payable for claims reported but not yet settled and an estimate of claims incurred but not reported. The amount reported is based upon historical experience, adjusted for trends and current circumstances. Management believes that the recorded liability is sufficient to provide for the associated claims adjustment expenses. Revisions of these estimates are included in operations in the year such refinements are made.

Revenue and Expenses

Premiums for traditional individual life and annuity products are considered revenue when due. Premiums related to group disability insurance are recognized as revenue pro-rata over the contract period. The unexpired portion of these premiums is recorded as unearned premiums. Revenue from investment-related products includes charges for cost of insurance (mortality), initiation and administration of the policy and surrender charges. Revenue is recognized when the charges are assessed, except that any portion of an assessment that relates to services to be provided in future years is deferred and recognized over the period during which the services are provided.

Other than deferred policy acquisition costs, benefits and expenses related to traditional life, annuity, and disability contracts, including group policies, are recognized when incurred in a manner designed to match them with related premium revenue and spread income recognition over expected policy lives. For investment-type contracts, benefits include interest credited to policyholders' accounts and death benefits in excess of account values, which are recognized as incurred.


SUN LIFE INSURANCE AND ANNUITY COMPANY OF NEW YORK

(Wholly-Owned Subsidiary of Sun Life Assurance Company of Canada (U.S.))

NOTES TO FINANCIAL STATEMENTS

For the Years Ended December 31, 2001, 2000 and 1999

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes

The Company files a consolidated federal income tax return with its parent, Sun Life Assurance Company of Canada (U.S.), and other affiliates. Deferred income taxes are generally recognized when assets and liabilities have different value for financial statement and tax reporting purposes, and for other temporary taxable and deductible differences as defined by Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes." These differences result primarily from policy reserves, policy acquisition expenses and unrealized gains or losses on investments.

Separate Accounts

The Company has established separate accounts applicable to various classes of contracts providing for variable benefits and they are generally not chargeable with liabilities that arise from any other business of the Company. Separate account assets are subject to general account claims only to the extent the value of such assets exceeds the separate account liabilities. Contracts for which funds are invested in separate accounts include individual qualified and non-qualified variable annuity contracts. Assets and liabilities of the separate accounts, representing net deposits and accumulated net investment earnings, less fees, held primarily for the benefit of contractholders, are shown as separate captions in the financial statements. Assets held in the separate accounts are carried at market value and the investment risk of such securities is retained by the policyholder.

New Accounting Pronouncements

In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities including fair value hedges and cash flow hedges. All derivatives, whether designated in hedging relationships or not, will be required to be recorded on the balance sheet at fair value. For a derivative that does not qualify as a hedge, changes in fair value will be recognized in earnings.

The Company adopted SFAS No. 133, as amended by SFAS No. 137 and SFAS No. 138, on January 1, 2001. The Company did not use derivative contracts during the years ended December 31, 2001, 2000 and 1999, therefore, adoption had no material effect on the Company's financial position or results of operations.

During 2001, the Company adopted the requirements of Securities and Exchange Commission Staff Accounting Bulletin ("SAB") No. 102, "Selected Loan Loss Allowance and Documentation Issues". The adoption had no material effect on the Company's financial position or results of operations.


SUN LIFE INSURANCE AND ANNUITY COMPANY OF NEW YORK

(Wholly-Owned Subsidiary of Sun Life Assurance Company of Canada (U.S.))

NOTES TO FINANCIAL STATEMENTS

For the Years Ended December 31, 2001, 2000 and 1999

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

In July 2000, the Emerging Issues Task Force ("EITF") reached consensus on Issue No. 99-20, "Recognition of Interest Income and Impairment on Certain Investments". This pronouncement requires investors in certain asset-backed securities to record changes in their estimated yield on a prospective basis and to evaluate these securities for an other-than-temporary decline in value. This consensus is effective for financial statements with fiscal quarters beginning after December 15, 2000. On January 1, 2001, the Company adopted EITF No. 99-20. The adoption did not have a material impact on the Company's financial position or results of operations.

In September 2000, the FASB issued SFAS 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" which replaces SFAS No. 125, "Accounting for Transfers and Services of Financial Assets and Extinguishments of Liabilities". This standard revises the methods for accounting for securitizations and other transfers of financial assets and collateral as outlined in SFAS No. 125, and requires certain additional disclosures. The adoption of this standard did not have a material effect on the Company's financial position or results of operations.

In July 2001, the FASB issued SFAS No. 141 "Business Combinations", SFAS No. 142 "Goodwill and Other Intangible Assets", and SFAS 143 "Accounting for Asset Retirement Obligations." These Statements are not applicable to the Company.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". This statement supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived assets and for Long-Lived Assets to Be Disposed Of." This statement is not applicable to the Company.

In September 2001, the EITF discussed Issue No. 01-10 "Accounting for the Impact of the Terrorist Attacks of September 11, 2001" which gives accounting guidance and recommended disclosures. Following this guidance, the Company has reviewed its insurance contracts to quantify potential losses, if any, as a result of the tragedy and has determined that there were no material claims exposure to the Company. The national tragedy of September 11, 2001 has also had an adverse impact on the airline, hotel and hospitality businesses. Although the Company has investments associated with these industries, it has determined that there are no current recoverability issues. The Company will continue to monitor these investments to determine if any adjustments for other-than-temporary declines due to the decrease in market value are necessary.

2. SIGNIFICANT TRANSACTIONS WITH AFFILIATES

The Company has an agreement with Sun Life Assurance Company of Canada, which provides that Sun Life Assurance Company of Canada will furnish, as requested, personnel as well as certain services and facilities on a cost-reimbursement basis.  Expenses under this agreement amounted to approximately $2,046,000, $1,367,000, and $2,045,000 in 2001, 2000, and 1999, respectively.  The Company also has an agreement with Sun life Assurance Company of Canada (U.S.), its parent, whereby its parent will furnish, as requested, personnel as well as certain services and facilities on a cost-reimbursement basis.  Expenses under this agreement totaled $1,750,000, $1,918,000, and $3,507,000 in 2001, 2000, and 1999, respectively.


SUN LIFE INSURANCE AND ANNUITY COMPANY OF NEW YORK

(Wholly-Owned Subsidiary of Sun Life Assurance Company of Canada (U.S.))

NOTES TO FINANCIAL STATEMENTS

For the Years Ended December 31, 2001, 2000 and 1999

2. SIGNIFICANT TRANSACTIONS WITH AFFILIATES (Continued)

The Company declared and paid dividends in the amounts of $4,700,000 and $6,500,000 to Sun Life Assurance Company of Canada (U.S.) during 2000 and 1999, respectively.  No dividends were declared or paid during 2001.  See Note 14 for dividend restrictions information.

As more fully described in Note 7, the Company has been involved in several reinsurance transactions with Sun Life Assurance Company of Canada.

3. INVESTMENTS

Fixed Maturities

The amortized cost and fair value of fixed maturities were as follows (in 000's):

December 31, 2001

Gross

Gross

Estimated

Amortized

Unrealized

Unrealized

Fair

Cost

Gains

(Losses)

Value

Fixed maturities available-for-sale:

United States treasury securities, U.S. Government

and agency securities

$ 5,239

$ 115

$ (57)

$ 5,297

Mortgage-backed securities

11,823

234

(24)

12,033

Public utilities

15,846

393

(201)

16,038

Transportation

5,003

183

(25)

5,161

Finance

19,523

477

(196)

19,804

Corporate

49,505

2,177

(918)

50,764

Total fixed maturities available-for-sale

$ 106,939

$ 3,579

$ (1,421)

$ 109,097

December 31, 2000

Gross

Gross

Estimated

Amortized

Unrealized

Unrealized

Fair

Cost

Gains

(Losses)

Value

Fixed maturities available-for-sale:

United States treasury securities, U.S. Government

and agency securities

$ 7,269

$ 62

$ -

$ 7,331

Mortgage-backed securities

5,929

46

(4)

5,971

Public utilities

16,185

130

(173)

16,142

Transportation

7,572

97

(46)

7,623

Finance

15,630

397

(76)

15,951

Corporate fixed maturities

57,941

2,275

(2,391)

57,825

Total fixed maturities available-for-sale

$ 110,526

$ 3,007

$ (2,690)

$ 110,843


SUN LIFE INSURANCE AND ANNUITY COMPANY OF NEW YORK

(Wholly-Owned Subsidiary of Sun Life Assurance Company of Canada (U.S.))

NOTES TO FINANCIAL STATEMENTS

For the Years Ended December 31, 2001, 2000 and 1999

3. INVESTMENTS (Continued)

The amortized cost and estimated fair value by maturity periods for fixed maturities are shown below (in 000's). Actual maturities may differ from contractual maturities on asset-backed securities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties, or the Company may have the right to put or sell the obligations back to the issuers.

December 31, 2001

Amortized Cost

Fair Value

Maturities of available-for-sale fixed securities:

Due in one year or less

$ 16,742

$ 16,350

Due after one year through five years

33,555

34,415

Due after five years through ten years

25,865

26,600

Due after ten years

11,392

12,040

Subtotal

87,554

89,405

Asset-backed securities

19,385

19,692

Total

$ 106,939

$ 109,097

Gross gains of $788,000, and $137,000 and gross losses of $135,000, and $1,742,000 were realized on the voluntary sale of fixed maturities for the years ended December 31, 2001 and 2000, respectively.

Fixed maturities with an amortized cost of approximately $403,000 and $404,000 at December 31, 2001 and 2000, respectively, were on deposit with governmental authorities as required by law.

As of December 31, 2001, 95% of the Company's fixed maturities were investment grade and there were no significant concentrations by issuer or by industry, other than U.S. Treasury securities.  Investment grade securities are those that are rated "BBB" or better by nationally recognized rating agencies.  During 2001 and 2000, the Company incurred realized losses totaling $550,000 and $1,468,000, respectively, for other-than-temporary impairment of value of some of its fixed maturities after determining that not all of the unrealized losses were temporary in nature.  During 2001, $617,000 of the 2000 losses were recovered and are included in realized gains.

Mortgage loans

The Company invests in commercial first mortgage loans throughout the United States. Investments are diversified by property type and geographic area. Mortgage loans are collateralized by the related properties and generally are no more than 70% of the properties' value at the time that the original loan is made.

The Company monitors the condition of the mortgage loans in its portfolio.  In those cases where mortgages have been restructured, appropriate allowances for losses have been made.  In those cases where, in management's judgement, the mortgage loan's value has been impaired, appropriate losses are recorded.   The Company had no restructured or impaired mortgage loans at December 31, 2001 and 2000, respectively, nor any allowances for losses or reserves for impaired loans.


SUN LIFE INSURANCE AND ANNUITY COMPANY OF NEW YORK

(Wholly-Owned Subsidiary of Sun Life Assurance Company of Canada (U.S.))

NOTES TO FINANCIAL STATEMENTS

For the Years Ended December 31, 2001, 2000 and 1999

3. INVESTMENTS (Continued)

Mortgage loans comprise the following property types and geographic regions in (000's):

December 31,

Property Type:

2001

2000

Office building

$ 6,508

$ 6,581

Residential

1,060

1,099

Retail

9,865

9,909

Industrial/warehouse

3,600

5,799

Other

3,220

3,488

Total

$ 24,253

$ 26,876

December 31,

Geographic region:

2001

2000

Arizona

$ 2,524

$ 2,600

California

1,550

1,564

Florida

1,003

1,754

Georgia

1,060

1,099

Indiana

1,894

2,001

Maryland

3,301

3,488

Michigan

549

583

Nevada

-

1,177

New Jersey

-

865

New York

2,951

3,384

Ohio

1,217

1,262

Pennsylvania

1,986

3,119

Texas

668

694

Utah

1,538

1,588

Virginia

1,200

-

Wisconsin

1,610

-

Other

1,202

1,698

Total

$ 24,253

$ 26,876


SUN LIFE INSURANCE AND ANNUITY COMPANY OF NEW YORK

(Wholly-Owned Subsidiary of Sun Life Assurance Company of Canada (U.S.))

NOTES TO FINANCIAL STATEMENTS

For the Years Ended December 31, 2001, 2000 and 1999

3. INVESTMENTS (Continued)

At December 31, 2001, scheduled mortgage loan maturities were as follows (in 000's):

2002

$ 1,590

2003

1,291

2004

4,090

2005

4,593

2006

-

Thereafter

12,689

Total

$ 24,253

Actual maturities could differ from contractual maturities because borrowers may have the right to prepay obligations,with or without prepayment penalties,and loans may be refinanced.

The Company has made commitments of mortgage loans on real estate and other loans into the future.  The outstanding commitments for these mortgages amount to $500,000 and $3,809,000 at December 31, 2001 and 2000, respectively.  The fair value of the outstanding commitments is not material to the Company.

4. NET REALIZED INVESTMENT GAINS AND LOSSES

Net realized investment gains (losses) consisted of the following (in 000's):

2001

2000

1999

Fixed maturities

$ 1,270

$ (1,611)

$ 236

Mortgage loans

(81)

-

8

Real estate

-

-

253

Short-term investments

9

-

-

Write-down of fixed maturities

(550)

(1,468)

-

Total

$ 648

$ (3,079)

$ 497

5. NET INVESTMENT INCOME

Net investment income consisted of the following (in 000's):

2001

2000

1999

Fixed maturities

$ 8,501

$ 9,490

$ 9,059

Mortgage loans

2,373

2,432

3,121

Real estate

-

-

(156)

Policy loans

33

43

54

Other

33

45

45

Gross investment income

10,940

12,010

12,123

Less: Investment expenses

111

189

217

Net investment income

$ 10,829

$ 11,821

$ 11,906


SUN LIFE INSURANCE AND ANNUITY COMPANY OF NEW YORK

(Wholly-Owned Subsidiary of Sun Life Assurance Company of Canada (U.S.))

NOTES TO FINANCIAL STATEMENTS

For the Years Ended December 31, 2001, 2000 and 1999

6. FAIR VALUE OF FINANCIAL INSTRUMENTS

The following table presents the carrying amounts and estimated fair values of the Company's financial instruments at December 31, 2001 and 2000 (in 000's):

December 31, 2001

December 31, 2000

Carrying

Estimated

Carrying

Estimated

Amount

Fair Value

Amount

Fair Value

Financial assets:

Cash and cash equivalents

$ 9,107

$ 9,107

$ 7,292

$ 7,292

Fixed maturities

109,097

109,097

110,843

110,843

Mortgages

24,253

25,743

26,876

27,890

Policy loans

413

413

541

541

Short-term investments

17,757

17,757

16,001

16,001

Financial liabilities:

Contractholder deposit funds

$ 79,761

$ 80,163

$ 95,508

$ 94,447

Fixed annuity contracts

7,539

7,503

8,530

8,219

The fair values of cash and cash equivalents are estimated to be cost plus accrued interest which approximates fair value. The fair values of short-term bonds are estimated to be the amortized cost.  The fair values of publicly traded fixed maturities are based upon market prices or dealer quotes.  For privately placed fixed maturities, fair values are estimated by taking into account prices for publicly traded securities of similar credit risk, maturity, repayment and liquidity characteristics.  The fair values of mortgage loans are estimated by discounting future cash flows using current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

Policy loans are stated at unpaid principal balances, which approximate fair value.

The fair values of the Company's general account insurance reserves and contractholder deposits under investment-type contracts (insurance, annuity and pension contracts that do not involve mortality or morbidity risks) are estimated using discounted cash flow analyses or surrender values based on interest rates currently being offered for similar contracts with maturities consistent with those remaining for all contracts being valued.  Those contracts that are deemed to have short-term guarantees have a carrying amount equal to the estimated market value.


SUN LIFE INSURANCE AND ANNUITY COMPANY OF NEW YORK

(Wholly-Owned Subsidiary of Sun Life Assurance Company of Canada (U.S.))

NOTES TO FINANCIAL STATEMENTS

For the Years Ended December 31, 2001, 2000 and 1999

7. REINSURANCE

The Company has an agreement with Sun Life Assurance Company of Canada whereby Sun Life Assurance Company of Canada reinsures the mortality risks of the group life insurance contracts.  Under this agreement, certain death benefits are reinsured on a yearly renewable term basis.  The agreement provides that Sun Life Assurance Company of Canada will reinsure the mortality risks in excess of $50,000 per policy for group life contracts ceded by the Company.

The Company has an agreement with an unrelated company whereby the unrelated company reinsures the morbidity risks of the group long-term disability contracts.  Under this agreement, certain long-term disability benefits are reinsured on a yearly renewable term basis. The agreement provides that the unrelated company will reinsure $4,000 per policy per month for long-term disability contracts ceded by the Company.

The effects of reinsurance were as follows (in 000's):

For the Years Ended December 31,

2001

2000

1999

Insurance premiums:

Direct

$ 22,158

$ 21,484

$ 21,629

Ceded

2,971

3,674

3,780

Net Premiums

$ 19,187

$ 17,810

$ 17,849

Insurance and other individual policy benefits, and claims:

Direct

$ 24,487

$ 23,654

$ 23,764

Ceded

4,962

4,273

3,611

Net policy benefits and claims

$ 19,525

$ 19,381

$ 20,153

The Company is contingently liable for the portion of the policies reinsured under each of its existing reinsurance agreements in the event the reinsurance companies are unable to pay their portion of any reinsured claim.  Management believes that any liability from this contingency is unlikely.  However, to limit the possibility of such losses, the Company evaluates the financial condition of its reinsurers and monitors concentration of credit risk.


SUN LIFE INSURANCE AND ANNUITY COMPANY OF NEW YORK

(Wholly-Owned Subsidiary of Sun Life Assurance Company of Canada (U.S.))

NOTES TO FINANCIAL STATEMENTS

For the Years Ended December 31, 2001, 2000 and 1999

8.  RETIREMENT PLANS

PENSION PLAN

The Company and certain affiliates participate with Sun Life Assurance Company of Canada in a non-contributory defined benefit pension plan covering essentially all employees.  Benefits under all plans are based on years of service and employees' average compensation.  The Company's funding policies for the pension plans are to contribute amounts which at least satisfy the minimum amount required by the Employee Retirement Income Security Act of 1974 ("ERISA"); currently the plans are fully funded.  Most pension plan assets consist of separate accounts of Sun Life Assurance Company of Canada or other insurance company contracts.

The following table sets forth the change in the pension plan's projected benefit obligations and assets, as well as the plan's funded status at December 31, 2001, 2000, and 1999 (in 000's):

Year ended December 31,

2001

2000

1999

Change in projected benefit obligation:

Projected benefit obligation at beginning of year

$ 109,675

$ 99,520

$ 110,792

Service cost

5,968

5,242

5,632

Interest cost

8,698

7,399

6,952

Actuarial loss (gain)

20,089

579

(21,480)

Benefits paid

(3,825)

(3,065)

(2,376)

Projected benefit obligation at end of year

$ 140,605

$ 109,675

$ 99,520

Change in fair value of plan assets:

Fair value of plan assets at beginning of year

$ 163,204

$ 158,271

$ 151,575

Actual return on plan assets

17,888

8,218

9,072

Benefits paid

(3,825)

(3,285)

(2,376)

Fair value of plan assets at end of year

$ 177,267

$ 163,204

$ 158,271

Funded status

$ 36,662

$ 53,529

$ 58,752

Unrecognized net actuarial loss

5,341

(12,620)

(20,071)

Unrecognized transition obligation

(18,766)

(20,561)

(22,617)

Unrecognized prior service cost

5,922

6,501

7,081

Prepaid benefit cost

$ 29,159

$ 26,849

$ 23,145


SUN LIFE INSURANCE AND ANNUITY COMPANY OF NEW YORK

(Wholly-Owned Subsidiary of Sun Life Assurance Company of Canada (U.S.))

NOTES TO FINANCIAL STATEMENTS

For the Years Ended December 31, 2001, 2000 and 1999

8.  RETIREMENT PLANS (Continued)

The following table sets forth the components of the net periodic pension cost for the years ended December 31, 2001, 2000 and 1999 (in 000's).

Year Ended December 31,

2001

2000

1999

Components of net periodic benefit cost:

Service cost

$ 5,968

$ 5,242

$ 5,632

Interest cost

8,698

7,399

6,952

Expected return on plan assets

(14,502)

(13,723)

(12,041)

Amortization of transition obligation asset

(2,093)

(2,056)

(2,056)

Amortization of prior service cost

580

580

580

Recognized net actuarial gain

(492)

(1,146)

(554)

Net periodic benefit cost

$ (1,841)

$ (3,704)

$ (1,487)

The Company's share of net periodic benefit cost

$ 13

$ 52

$ 63

The projected benefit obligations were based on calculations that utilize certain assumptions. The assumed weighted average discount rate was 7.0% for the year ended December 31, 2001, 7.5% for the years ended December 31, 2000 and 1999.  The expected return on plan assets for 2001, 2000 and 1999 was 8.75% and the assumed rate of compensation increase for 2001, 2000 and 1999 was 4.50%.

The Company and certain affiliates also participate with Sun Life Assurance Company of Canada and certain affiliates in a 401(k) savings plan for which substantially all employees are eligible.  Under the various plans the Company matches, up to specified amounts, employees' contributions to the plan.  The Company's contributions were $6,200, $8,000 and $26,000 for the years ended December 31, 2001, 2000 and 1999, respectively.

OTHER POST-RETIREMENT BENEFIT PLANS

In addition to pension benefits, the Company and certain affiliates provide certain health, dental, and life insurance benefits ("postretirement benefits") for retired employees and dependents. Substantially all employees of the participating companies may become eligible for these benefits if they reach normal retirement age while working for the Company and certain affiliates, or retire early upon satisfying an alternate age plus service condition.  Life insurance benefits are generally set at a fixed amount.  The following table sets forth the change in other postretirement benefit plans' obligations and assets, as well as the plans' funded status at December 31, 2001, 2000 and 1999 (in 000's).


SUN LIFE INSURANCE AND ANNUITY COMPANY OF NEW YORK

(Wholly-Owned Subsidiary of Sun Life Assurance Company of Canada (U.S.))

NOTES TO FINANCIAL STATEMENTS

For the Years Ended December 31, 2001, 2000 and 1999

8.  RETIREMENT PLANS (Continued)

2001

2000

1999

Change in benefit obligation:

Benefit obligation at beginning of year

$ 17,085

$ 12,217

$ 10,419

Service cost

624

529

413

Interest cost

1,296

1,139

845

Actuarial loss

10,956

3,665

1,048

Benefits paid

(792)

(465)

(508)

Benefit obligation at end of year

$ 29,169

$ 17,085

$ 12,217

Change in fair value of plan assets:

Fair value of plan assets at beginning of year

$ -

$ -

$ -

Employer contributions

792

465

508

Benefits paid

(792)

(465)

(508)

Fair value of plan assets at end of year

$ -

$ -

$ -

Funded Status

$ (29,169)

$ (17,085)

$ (12,217)

Unrecognized net actuarial loss

15,738

4,914

1,469

Unrecognized transition obligation

50

95

140

Prepaid (accrued) benefit cost

$ (13,381)

$ (12,076)

$ (10,608)


SUN LIFE INSURANCE AND ANNUITY COMPANY OF NEW YORK

(Wholly-Owned Subsidiary of Sun Life Assurance Company of Canada (U.S.))

NOTES TO FINANCIAL STATEMENTS

For the Years Ended December 31, 2001, 2000 and 1999

8.  RETIREMENT PLANS (Continued)

The following table sets forth the components of the net periodic postretirement benefit costs for the years ended December 31, 2001, 2000 and 1999 (in 000's).

2001

2000

1999

Components of net periodic benefit cost

Service cost

$ 624

$ 529

$ 413

Interest cost

1,296

1,139

845

Amortization of transition obligation

45

45

45

Recognized net actuarial loss

381

219

164

Net periodic benefit cost

$ 2,346

$ 1,932

$ 1,467

The Company's share of net periodic benefit cost

$ 10

$ 11

$ 9

In order to measure the postretirement benefit obligation at December 31, 2001 the Company assumed a 16.0% annual rate of increase in the per capita cost of covered health care benefits (5.5% for dental benefits).  In addition, medical cost inflation is assumed to be 12% in 2002 and assumed to decrease gradually to 5.5% for 2013 and remain at that level thereafter.  Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. For example, increasing the health care cost trend rate assumptions by one percentage point in each year would increase the accumulated postretirement benefit obligation at December 31, 2001 by $6.1 million, and the aggregate of the service and interest cost components of net periodic postretirement benefit expense for 2001 by $465 thousand. Conversely, decreasing assumed rates by one percentage point in each year would decrease the accumulated postretirement benefit obligation at December 31, 2001 by $5.0 million, and the aggregate of the service and interest cost components of net periodic postretirement benefit expense for 2001 by $369 thousand.  The  assumed weighted average discount rate used in determining the postretirement benefit obligation was 7.0% for 2001 and 7.5% for both 2000 and 1999.


SUN LIFE INSURANCE AND ANNUITY COMPANY OF NEW YORK

(Wholly-Owned Subsidiary of Sun Life Assurance Company of Canada (U.S.))

NOTES TO FINANCIAL STATEMENTS

For the Years Ended December 31, 2001, 2000 and 1999

9. FEDERAL INCOME TAXES

The Company files a consolidated federal income tax return with Sun Life Assurance Company of Canada (U.S.) and other affiliates as previously described in Note 1.  Federal income taxes are calculated as if the Company was filing a separate federal income tax return.  A summary of the components of federal income tax expense in the statements of income for the years ended December 31, was as follows (in 000's):

2001

2000

1999

Federal income tax expense:

Current

$   (1,303)

$ 2,112

$ 1,301

Deferred

2,837

(1,154)

879

Total

$ 1,534

$ 958

$ 2,180

Federal income taxes attributable to the operations are different from the amounts determined by multiplying income before federal income taxes by the expected federal income tax rate of 35%. The Company's effective rate differs from the federal income tax rate as follows:

2001

2000

1999

Expected federal income tax expense

$ 1,529

$ 944

$ 2,322

Other

5

14

(142)

Federal income tax expense

$ 1,534

$ 958

$ 2,180

The net deferred income tax liability represents the tax effects of temporary differences between the carrying amounts of assets and liabilities used for financial reporting purposes and the amounts used for income tax purposes.  The components of the Company's deferred tax assets and liabilities as of December 31 were as follows:

2001

2000

Deferred tax assets:

Investments, net

$ (619)

$ 650

Actuarial liabilities

3,122

4,442

Total deferred tax assets

2,503

5,092

Deferred tax liabilities:

Deferred policy acquisition costs

(4,885)

(6,418)

Other

(2,298)

(235)

Total deferred tax liabilities

(7,183)

(6,653)

Net deferred tax liabilities

$ (4,680)

$ (1,561)


SUN LIFE INSURANCE AND ANNUITY COMPANY OF NEW YORK

(Wholly-Owned Subsidiary of Sun Life Assurance Company of Canada (U.S.))

NOTES TO FINANCIAL STATEMENTS

For the Years Ended December 31, 2001, 2000 and 1999

9. FEDERAL INCOME TAXES (Continued)

The Company makes payments under the tax sharing agreements as if it were filing as a separate company.  Cash payments to the Company's parent, Sun Life Assurance Company of Canada (U.S.) for federal income taxes were approximately $339,000 and $701,000, for the years ended December 31, 2001 and 2000, respectively.

The Company's federal income tax returns are routinely audited by the Internal Revenue Service ("IRS"), and provisions are made in the consolidated financial statements in anticipation of the results of these audits.  The Company is currently under audit by the IRS for the years 1994 and 1995.  In the Company's opinion, adequate tax liabilities have been established for all years and any adjustments that might be required for the years under audit will not have a material effect on the Company's financial statements.  However, the amounts of these tax liabilities could be revised in the future if estimates of the Company's ultimate liability are revised.

10. LIABILITY FOR UNPAID CLAIMS AND CLAIMS ADJUSTMENT EXPENSES

Activity in the liability for unpaid claims and claims adjustment expenses related to the group life and group disability products is summarized below (in 000's):

2001

2000

Balance at January 1

$ 20,574

$ 17,755

Less reinsurance recoverable

(5,067)

(4,036)

Net balance at January 1

15,507

13,719

Incurred related to:

Current year

11,354

10,670

Prior years

(786)

(14)

Total incurred

10,568

10,656

Paid losses related to:

Current year

(5,446)

(5,473)

Prior years

(3,092)

(3,395)

Total paid

(8,538)

(8,868)

Balance at December 31

23,615

20,574

Less reinsurance recoverable

(6,078)

(5,067)

Net balance at December 31

$ 17,537

$ 15,507

The Company regularly updates its estimates of liabilities for unpaid claims and claims adjustments expenses as new information becomes available and further events occur which may impact the resolution of unsettled claims for its individual and group disability lines of business.  Changes in prior estimates are recorded in results of operations in the year such changes are determined to be needed.


SUN LIFE INSURANCE AND ANNUITY COMPANY OF NEW YORK

(Wholly-Owned Subsidiary of Sun Life Assurance Company of Canada (U.S.))

NOTES TO FINANCIAL STATEMENTS

For the Years Ended December 31, 2001, 2000 and 1999

11. DEFERRED POLICY ACQUISITION COSTS

The following illustrates the changes to the deferred policy acquisition cost asset (in 000's):

2001

2000

Balance at January 1

$ 23,799

$ 27,893

Acquisition costs deferred

1,439

1,901

Amortized to expense during year

(4,898)

(5,844)

Adjustment for unrealized investment gains (losses)

during year

(1,028)

(151)

Balance at December 31

$ 19,312

$ 23,799

12. SEGMENT INFORMATION

The Company conducts business principally in three operating segments and maintains a corporate segment to provide for the capital needs of the various operating segments and to engage in other financing-related activities.  Each segment was defined consistent with the way results are evaluated by the chief operating decision-maker.  Net investment income is allocated based on segmented assets by line of business.

Wealth Management

The Wealth Management segment markets and administers both individual fixed and variable annuity products.

Group Protection

The Group Protection segment markets and administers group life insurance, long-term disability and short-term disability products.  These products are sold to employers that provide group benefits for their employees.

Individual Protection

The only individual products offered are conversions from the group life products.

Corporate

The Corporate segment includes the unallocated capital of the Company and items not otherwise attributable to the other segments.  Management evaluates the results of the operating segments on an after-tax basis. The Company does not materially depend on one or a few customers, brokers or agents.


SUN LIFE INSURANCE AND ANNUITY COMPANY OF NEW YORK

(Wholly-Owned Subsidiary of Sun Life Assurance Company of Canada (U.S.))

NOTES TO FINANCIAL STATEMENTS

For the Years Ended December 31, 2001, 2000 and 1999

12. SEGMENT INFORMATION  (Continued)

The following amounts pertain to the various business segments (in 000's):

Year ended December 31, 2001

Pretax

Total

Total

Income

Net Operating

Total

Revenues

Expenditures

(Loss)

Income(Loss)

Assets

Wealth Management

$ 16,491

$ 16,638

$ (147)

$ 194

$ 571,282

Group Protection

19,407

15,930

3,477

2,641

38,105

Individual Protection

229

898

(669)

(489)

1,284

Corporate

1,864

155

1,709

490

13,199

Total

$ 37,991

$ 33,621

$ 4,370

$ 2,836

$ 623,870

Year ended December 31, 2000

Wealth Management

$ 20,066

$ 18,033

$ 2,033

$ 1,307

$ 711,141

Group Protection

17,194

15,350

1,844

1,199

30,514

Individual Protection

224

301

(77)

(50)

1,040

Corporate

(1,179)

(76)

(1,103)

(717)

10,677

Total

$ 36,305

$ 33,608

$ 2,697

$ 1,739

$ 753,372

Year ended December 31, 1999

Wealth Management

$ 20,565

$ 16,234

$ 4,331

$ 2,958

$ 804,824

Group Protection

16,415

15,541

874

568

25,172

Individual Protection

391

56

335

218

483

Corporate

1,268

173

1,095

711

4,121

Total

$ 38,639

$ 32,004

$ 6,635

$ 4,455

$ 834,600


SUN LIFE INSURANCE AND ANNUITY COMPANY OF NEW YORK

(Wholly-Owned Subsidiary of Sun Life Assurance Company of Canada (U.S.))

NOTES TO FINANCIAL STATEMENTS

For the Years Ended December 31, 2001, 2000 and 1999

13. REGULATORY FINANCIAL INFORMATION

The Company is required to file quarterly and annual statements with the Insurance Department of the State of New York prepared on an accounting basis prescribed or permitted by the State of New York (statutory basis).  Statutory net income and capital stock and surplus differ from net income and shareholder's equity reported in accordance with GAAP for stock life insurance companies primarily because, under statutory basis accounting, policy acquisition costs are expensed when incurred, reserves are based on different assumptions, investments are valued differently, post-retirement benefit costs are based on different assumptions and reflect a different method of adoption, and income tax expense reflects only taxes paid or currently payable.

The Company's statutory surplus and net income (loss) are as follows (in thousands):

Year ended December 31,

2001

2000

1999

Statutory surplus and capital

$ 40,434

$ 39,560

$ 41,346

Statutory net (loss) income

333

2,589

4,710

Effective January 1, 2001, the State of New York required that insurance companies domiciled in the State of New York prepare their statutory financial statements in accordance with the National Association of Insurance Commissioners' ("NAIC") Accounting Practices and Procedures manual, version effective January 1, 2001, subject to any deviation prescribed or permitted by the State of New York Superintendent of Insurance.

The State of New York has adopted certain prescribed accounting practices that differ from those found in the NAIC Accounting Practices and Procedures manual, version effective January 1, 2001.  Specifically, paragraphs 5 through 11 and paragraphs 17 through 19 of Statement of Statutory Accounting Principle ("SSAP") No. 10, Income Taxes, were not adopted.  In addition, all requirements related to deferred tax assets and deferred tax liabilities in paragraphs 20 and 21 of SSAP No. 10 were not adopted.  The impact of not applying SSAP No. 10 in its entirety was a decrease in statutory surplus of $587,279 for the year ended December 31, 2001.

Accounting changes adopted to conform to the provisions of the NAIC Accounting Practices and Procedures manual, version effective January 1, 2001, are reported as changes in accounting principles in the statutory financial statements. The cumulative effect of changes in accounting principles is reported as an adjustment to unassigned funds (surplus) in the period of the change in accounting principle. The cumulative effect is the difference between the amount of capital and surplus at the beginning of the year and the amount of capital and surplus that would have been reported at that date if the new accounting principles had been applied retroactively for all prior periods.  As a result of these changes, the Company reported a change in accounting principle in its statutory financial statements, as an adjustment that increased unassigned funds (surplus), of $62,400 as of January 1, 2001.  This adjustment is due to the valuation of the Company's obligation for postretirement benefits other than pensions ("PBOP") on a NAIC basis as of January 1, 2001.


SUN LIFE INSURANCE AND ANNUITY COMPANY OF NEW YORK

(Wholly-Owned Subsidiary of Sun Life Assurance Company of Canada (U.S.))

NOTES TO FINANCIAL STATEMENTS

For the Years Ended December 31, 2001, 2000 and 1999

14. DIVIDEND RESTRICTIONS

The Company's ability to pay dividends is subject to certain restrictions.  New York has enacted laws governing the payment of dividends to stockholders by insurers.  These laws affect the dividend paying ability of the Company.

On September 20, 2000, New York insurance law was amended to permit a domestic stock life insurance company to distribute a dividend to its shareholders, without notice to the Superintendent of Insurance of the State of New York, where the aggregate amount of such dividend in any calendar year does not exceed the lesser of:  (1) ten percent of its surplus to policyholders as of the immediately preceding calendar year; or (2) its net gain from operations for the immediately preceding calendar year, not including realized capital gains.  Under the previous law, domestic stock life insurers were prohibited from distributing any dividends to shareholders unless the insurer filed a notice of its intention to declare a dividend and its amount with the Superintendent at least 30 days in advance of the proposed declaration, and such proposed distribution was not disapproved by the Superintendent.  Dividends in the amount of $4,700,000 and $6,500,000 were declared and paid during 2000 and 1999, respectively, by the Company to its parent, Sun Life Assurance Company of Canada (U.S.).  These dividends were approved by the Board of Directors and the State of New York Insurance Department.  There were no dividends declared or paid during 2001.

15. COMMITMENTS AND CONTINGENCIES

Regulatory and Industry Developments

Unfavorable economic conditions may contribute to an increase in the number of insurance companies that are under regulatory supervision.  This may result in an increase in mandatory assessments by state guaranty funds, or voluntary payments by solvent insurance companies to cover losses to policyholders of insolvent or rehabilitated companies.  Mandatory assessments, which are subject to statutory limits, can be partially recovered through a reduction in future premium taxes in some states.  The Company is not able to reasonably estimate the potential effect on it of any such future assessments.

Litigation

The Company is not aware of any contingent liabilities arising from litigation, income taxes and other matters beyond the ordinary course of business that could have a material effect upon the financial condition of the Company.

Lease Commitments

The Company leases various facilities and equipment under operating leases with terms of up to 10 years.  As of December 31, 2001, minimum future lease payments under such leases are as follows (in 000's):

2002

$ 286,264

2003

294,072

2004

196,048

Total

$ 776,384

Total rental expense for the years ended December 31, 2001, 2000 and 1999 was $438,000, $419,000, and $565,000, respectively.


INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of Sun Life Insurance and Annuity Company of New York:

We have audited the accompanying balance sheets of Sun Life Insurance and Annuity Company of New York (the "Company") as of December 31, 2001 and 2000, and the related statements of income, stockholder's equity, comprehensive income and of cash flows for each of the three years in the period ended December 31, 2001.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Sun Life Insurance and Annuity Company of New York as of December 31, 2001 and 2000, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

Boston, Massachusetts

February 15, 2002


UNAUDITED PRO FORMA FINANCIAL STATEMENTS OF

SUN LIFE INSURANCE AND ANNUITY COMPANY OF NEW YORK


Pro forma Financial Statements

Effective December 31, 2002, Keyport Benefit Life Insurance Company ("KBL"), a wholly owned subsidiary of Keyport Life Insurance Company ("Keyport"), an affiliate, will merge with and into the Company.  The Company will be the surviving company (the "Surviving Company").

The Surviving Company will be licensed and authorized to write all the business that is today being written by KBL.  KBL will cease to exist and the Surviving Company will carry on the business that the Company now conducts along with that previously conducted through KBL.

The following pro forma balance sheet as of December 31, 2001 as well as the pro forma income statement for the year ended December 31, 2001 reflect the pro forma financial position and results of operations of the Surviving Company as if the merger occurred on January 1, 2001.  Since the two companies are affiliates, historical values are used in combining the assets and liabilities, which will not give rise to purchase accounting adjustments.  A pro forma adjustment is necessary to reflect the change in common stock value of the Surviving Company.


SUN LIFE INSURANCE AND ANNUITY COMPANY OF NEW YORK

PRO FORMA BALANCE SHEETS

(in thousands )

December 31, 2001


ASSETS

(Unaudited) KBL

(Audited) SLNY

Pro Forma Adjustments

 (Unaudited)
Surviving
Company

Investments

Available-for-sale fixed maturities at fair value

$ 930,966

$ 109,097

$ 140,063

Mortgage loans

-

24,253

24,253

Policy loans

-

413

413

Short-term investments

-

17,757

17,757

Total investments

930,966

151,520

-

1,082,486

Cash and cash equivalents

50,081

9,107

59,188

Accrued investment income

13,021

1,692

14,713

Deferred policy acquisition costs

3,936

19,312

23,248

Value of business acquired

610

-

-

610

Goodwill

35,314

-

35,314

Deferred federal income taxes

16,581

(4,680)

11,901

Other assets

1,616

7,976

9,592

Separate account assets

231,308

434,263

665,571

Total assets

$ 1,283,433

$ 619,190

-

$ 1,902,623

LIABILITIES

Future contract and policy benefits

$ -

$ 39,919

$ 39,919

 Contractholder deposit funds and other policy
liabilities

885,338

83,462

968,800

Other liabilities and accrued expenses

2,886

2,765

5,651

Separate account liabilities

231,308

434,263

665,571

Total liabilities

$ 1,119,532

$ 560,409

-

$ 1,679,941

STOCKHOLDER'S EQUITY

Common stock

$ 2,000

$ 2,000

(1,900)

$ 2,100

Additional paid-in capital

163,563

29,500

1,900

194,963

Accumulated other comprehensive income (loss)

(3,387)

1,186

(2,201)

Retained earnings

1,725

26,095

27,820

Total stockholder's equity

$ 163,901

$ 58,781

-

$ 222,682

Total liabilities and stockholder's equity

$ 1,283,433

$ 619,190

-

$ 1,902,623


SUN LIFE INSURANCE AND ANNUITY COMPANY OF NEW YORK

PRO FORMA STATEMENTS OF INCOME

(in thousands)

(Unaudited)

(Audited)

(Unaudited)

KBL

SLNY

Surviving

Ten Months Ended 10/31/2001

Two Months Ended 12/31/2001

Year Ended 12/31/2001

Year Ended 12/31/2001

Company Year Ended 12/31/2001

Revenues

Premiums and annuity considerations

$ -

$ -

$ -

$ 19,187

$ 19,187

Net investment income

40,650

10,447

51,098

10,829

61,927

Net realized investment gains (losses)

2,331

(287)

2,044

648

2,692

Fee and other income

3,525

815

4,340

7,327

11,667

Total revenues

46,506

10,975

57,481

37,991

95,472

Benefits and Expenses

Policyowner benefits

33,394

7,720

41,114

19,525

60,639

Other operating expenses

2,701

180

2,881

9,198

12,079

Amortization of goodwill

107

-

107

-

107

    Amortization of deferred policy
acquisition costs

3,448

239

3,687

4,898

8,585

Total benefits and expenses

39,650

8,139

47,789

33,621

81,410

Income before income tax expense

6,856

2,836

9,696

4,370

14,066

Income tax expense

1,835

1,111

2,946

1,534

4,480

Net Income

$ 5,021

$ 1,725

$ 6,746

$ 2,836

$ 9,582


SUN LIFE INSURANCE AND ANNUITY COMPANY OF NEW YORK

NOTE TO THE PRO FORMA FINANCIAL STATEMENTS

On 11/1 2001, KBL assets and liabilities were adjusted to fair market value as part of the acquisition of Keyport and its subsidiaries by Sun Life of Canada (U.S.) Holdings, Inc., an affiliate of the Company.


UNAUDITED FINANCIAL STATEMENTS OF KEYPORT BENEFIT LIFE INSURANCE COMPANY


KEYPORT BENEFIT LIFE INSURANCE COMPANY

UNAUDITED BALANCE SHEETS

(in thousands )

DECEMBER 31,

ASSETS

2001

2000

1999

Available-for-sale fixed maturities at fair value

$ 930,966

$ 510,677

$ 147,039

Cash and cash equivalents

50,081

47,252

23,219

Accrued investment income

13,021

7,558

2,533

Deferred policy acquisition costs

3,936

35,236

19,082

Value of business acquired

610

-

-

Goodwill

35,314

896

1,024

Deferred federal income taxes

16,581

-

-

Other assets

1,616

403

1,149

Separate account assets

231,308

203,451

135,449

Total assets

$ 1,283,433

$ 805,473

329,495

LIABILITIES

 Contractholder deposit funds and other policy
liabilities

885,338

520,887

165,318

Deferred federal income taxes

-

2,213

1,538

Other liabilities and accrued expenses

2,886

7,473

180

Separate account liabilities

231,308

203,451

135,449

Total liabilities

$ 1,119,532

$ 734,024

$ 302,485

STOCKHOLDER'S EQUITY

Common stock

$ 2,000

$ 2,000

$ 2,000

Additional paid-in capital

163,563

62,886

27,886

Accumulated other comprehensive income (loss)

(3,387)

5,252

(2,790)

Retained earnings (deficit)

1,725

1,311

(86)

Total stockholder's equity

$ 163,901

$ 71,449

$ 27,010

Total liabilities and stockholder's equity

$ 1,283,433

$ 805,473

$ 329,495


KEYPORT BENEFIT LIFE INSURANCE COMPANY

UNAUDITED STATEMENTS OF INCOME

(in thousands)

For the 2 month period ended December 31,

For the 10 month period ended October 31,

Year Ended December 31,

2001

2001

2000

1999

Revenues:

Net investment income

$ 10,447

$ 40,650

$ 24,001

$ 7,043

Interest credited to policyholders

7,667

33,278

19,581

4,882

Investment Spread

2,780

7,372

4,420

2,161

Net realized investment gains (losses)

(287)

2,331

(237)

(329)

Fee and other income

815

3,525

3,161

1,307

Total fee income

3,308

13,228

7,344

3,139

Expenses:

Policy benefits

53

116

202

-

Operating expenses

180

2,701

1,951

1,367

Amortization of deferred policy acquisition costs

239

3,448

2,802

794

Amortization of intangible assets

-

107

128

128

Total expenses

472

6,372

5,083

2,289

Income before income taxes

2,836

6,856

2,261

850

Income tax expense

1,111

1,835

864

334

Net income

$ 1,725

$ 5,021

$ 1,397

$ 516


KEYPORT BENEFIT LIFE INSURANCE COMPANY

UNAUDITED STATEMENTS OF STOCKHOLDER'S EQUITY

(in thousands)

Accumulated

Additional

Other

Common

Paid-in

Retained

Comprehensive

Stock

Capital

Earnings

Income (Loss)

Total

Balance, December 31, 1998

$ 2,000

$ 12,886

$ (602)

(15)

$ 14,269

Comprehensive income (loss)

Net income

-

-

 516

-

516

Other comprehensive income, net of tax:

Net unrealized investment losses

-

-

-

(2,775)

(2,775)

Comprehensive income

(2,259)

Capital contributions

-

15,000

-

-

15,000

Balance, December 31, 1999

2,000

27,886

(86)

(2,790)

27,010

Comprehensive income (loss)

Net income

-

-

1,397

-

1,397

Other comprehensive loss, net of tax:

Net unrealized investment gains

-

-

-

8,042

8,042

Comprehensive income

9,439

Capital contributions

-

35,000

-

-

35,000

Balance, December 31, 2000

2,000

62,886

1,311

5,252

71,449

Comprehensive income:

Net income

-

-

5,021

-

5,021

Other comprehensive income, net of tax:

Net unrealized investment gains

-

-

-

3,994

3,994

Comprehensive income

9,015

Capital contributions

-

5,000

-

-

5,000

Balance, October 31, 2001

2,000

67,886

6,332

9,246

85,464

Sale of stockholder's equity

(2,000)

(67,886)

(6,332)

(9,246)

(85,464)

Sun Life acquisition cost

2,000

97,563

-

-

99,563

Comprehensive income (loss)

Net income

-

-

1,725

-

1,725

Other comprehensive loss, net of tax:

Net unrealized investment losses

-

-

-

(3,387)

(3,387)

Comprehensive income

(1,662)

Capital contributions

66,000

66,000

Balance, December 31, 2001

$2,000

$163,563

$1,725

$(3,387)

$163,901


KEYPORT BENEFIT LIFE INSURANCE COMPANY

UNAUDITED STATEMENTS OF CASH FLOWS

(in thousands)

For the 2 month period ended December 31,

For the 10 month period ended October 31,

Year Ended December 31,

2001

2001

2000

1999

Cash flows from operating activities:

Net income

$ 1,725

$ 5,021

$ 1,397

$ 516

Adjustments to reconcile net income to net cash

(used in) provided by operating activities:

Interest credited to policyholders

7,667

33,278

19,581

4,882

Net realized investment (gains) losses

287

(2,331)

237

329

Change in deferred policy acquisition costs

(3,936)

(1,175)

(16,154)

(15,722)

Change in current and deferred income taxes

(29,563)

10,769

675

1,448

Net change in other assets and liabilities

11,219

(16,155)

(11,803)

(2,976)

Net cash (used in) provided by

operating activities

(12,601)

29,407

(6,067)

(11,523)

Cash flows from investing activities:

Investments purchased - available for sale

(134,456)

(436,780)

(387,234)

(180,624)

Investments sold or matured - available for sale

26,577

132,883

40,715

41,061

Net cash used in

investing activities

(107,879)

(303,897)

(346,519)

(139,563)

Cash flows from financing activities:

Withdrawals from policyholder accounts

(21,595)

(92,097)

(30,119)

(18,030)

Deposits to policyholder accounts

73,415

367,076

371,738

137,949

Capital contributions received

66,000

5,000

35,000

15,000

Net cash provided by

financing activities

117,820

279,979

376,619

134,919

Change in cash and cash equivalents

(2,660)

5,489

24,033

(16,167)

Cash and cash equivalents at beginning of period

52,741

47,252

23,219

39,386

Cash and cash equivalents at end of period

$ 50,081

$ 52,741

$ 47,252

$ 23,219


KEYPORT BENEFIT LIFE INSURANCE COMPANY

NOTES TO UNAUDITED FINANCIAL STATEMENTS

Basis of Presentation

The unaudited financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") for stock life insurance companies.

Change of Control

Through October 31, 2001, Keyport Benefit Life Insurance Company ("the Company") was an indirect wholly owned subsidiary of Liberty Financial Companies, Incorporated ("LFC"), which is a majority-owned, indirect subsidiary of Liberty Mutual Insurance Company ("Liberty Mutual").

On May 3, 2001, LFC announced that it had reached a definitive agreement to sell its annuity and bank marketing businesses to Sun Life Financial Services Inc. ("Sun Life Financial"), a Canadian holding company and parent of Sun Life Assurance Company of Canada ("Sun Life").  The transaction was subject to customary conditions to closing, including receipt of approvals by various state insurance regulators in the U.S., certain other regulatory authorities in the U.S. and Canada and LFC's shareholders.

Effective after the close of business on October 31, 2001, all required approvals had been obtained and Sun Life of Canada (U.S.) Holdings, Inc., an indirect subsidiary of Sun Life, acquired Keyport Life Insurance Company, the Company's parent, as well as the Company and certain affiliates for approximately $1.7 billion in cash.  As part of the acquisition, Sun Life Financial (U.S.) Holdings, Inc., another indirect subsidiary of Sun Life, acquired Independent Financial Marketing Group ("IFMG"), an affiliate of the Company ($20 million of the total purchase price was allocated to IFMG).  The acquisition of the Company and IFMG complements both Sun Life Financial's product array and distribution capabilities and advances Sun Life Financial towards its strategic goal of reaching a top 10 position in target product markets in North America.  Sun Life Financial also expects to reduce costs through economies of scale.

The acquisition was accounted for using the purchase method under Statement of Financial Accounting Standards ("SFAS") No. 141 "Business Combinations" and SFAS No. 142 "Goodwill and Other Intangible Assets".  Under the purchase method of accounting, the assets acquired and liabilities assumed are recorded at estimated fair value at the date of acquisition.  The Company is in the process of completing the valuations of a portion of the assets acquired; thus, the allocation of the purchase price is subject to refinement.


FINANCIAL STATEMENTS OF KEYPORT BENEFIT LIFE INSURANCE COMPANY


Report of Independent Auditors

The Board of Directors

Keyport Benefit Life Insurance Company

We have audited the accompanying statutory-basis balance sheets of Keyport Benefit Life Insurance Company as of December 31, 2001 and 2000, and the related statutory-basis statements of operations, capital and deficit, and cash flow for each of the three years in the period ended December 31, 2001.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

As described in Note 2 to the financial statements, the Company presents its financial statements in conformity with accounting practices prescribed or permitted by the State of New York Insurance Department, which practices differ from accounting principles generally accepted in the United States.  The variances between such practices and accounting principles generally accepted in the United States are described in Note 2.  The effects on the financial statements of these variances are not reasonably determinable but are presumed to be material.

In our opinion, because of the effects of the matter described in the preceding paragraph, the financial statements referred to above do not present fairly, in conformity with accounting principles generally accepted in the United States, the financial position of Keyport Benefit Life Insurance Company at December 31, 2001 and 2000, or the results of its operations or its cash flows for each of the three years in the period ended December 31, 2001.

However, in our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Keyport Benefit Life Insurance Company at December 31, 2001 and 2000, and the results of its operations and its cash flow for each of the three years in the period ended December 31, 2001, in conformity with accounting practices prescribed or permitted by the State of New York Insurance Department.

As discussed in Note 2 to the financial statements, in 2001 the Company changed various accounting policies to be in accordance with the revised NAIC Accounting Practices and Procedures Manual, as adopted by the State of New York Insurance Division.

/s/ Ernst & Young LLP

Boston, Massachusetts

April 5, 2002


Keyport Benefit Life Insurance Company

Balance Sheets-Statutory Basis

December 31

2001

2000

(In Thousands)

Admitted assets

Cash and invested assets:

Bonds

$ 906,095

$500,183

Preferred stocks

-

1,830

Cash

50,082

47,252

Total cash and invested assets

956,177

549,265

Due from separate accounts

9,664

9,435

Accrued investment income

12,821

7,558

Other assets

565

160

Separate account assets

231,283

203,511

Total admitted assets

$1,210,510

$769,929

Liabilities, capital and deficit

Liabilities:

Reserves for future policy benefits

$ 875,458

$510,729

Policy and contract claims

4,383

1,734

Total policy and contract liabilities

879,841

512,463

Accounts payable and accrued expenses

2,750

3,335

Other liabilities

3,368

5,832

Remittances and items not allocated

397

5,391

Separate account liabilities

231,283

203,511

Total liabilities

1,117,639

730,532

Capital and deficit:

Common stock, $2.00 par value; authorized 1,000 shares;

issued and outstanding 1,000 shares

2,000

2,000

Paid-in surplus

131,000

60,000

Unassigned deficit

(40,129)

(22,603)

Total capital and deficit

92,871

39,397

Total liabilities, capital and deficit

$1,210,510

$769,929

See accompanying notes.


Keyport Benefit Life Insurance Company

Statements of Operations-Statutory Basis

Year ended December 31

2001

2000

1999

(In Thousands)

Revenues:

Premiums and annuity considerations

$440,491

$371,738

$137,950

Deposit-type funds

-

96,194

Considerations for supplementary contracts

-

12,925

Separate account fee income

2,973

2,467

998

Net investment income

52,586

23,955

7,030

Other revenues

313

90,414

51

Total revenues

496,363

488,574

255,148

Benefits and expenses:

Increase in reserves for future policy benefits

364,637

350,942

118,829

Surrender benefits

51,137

23,633

13,002

Annuity benefits

18,711

18,466

14,543

Other benefits

397

3,044

24

434,882

396,085

146,398

Other operating expenses:

Commissions

23,882

24,746

13,424

General insurance expenses

1,477

1,365

1,615

Taxes, licenses and fees

1,320

477

11

Net transfers to separate accounts

46,235

84,235

97,999

Total benefits and expenses

507,796

506,908

259,447

Loss before federal income tax benefit

and net realized investment losses

(11,433)

(18,334)

(4,299)

Federal income tax benefit (expense) (excluding tax on

capital gains and losses)

(293)

(1,788)

269

Loss before net realized investment losses

(11,140)

(16,546)

(4,568)

Net realized investment losses, net of tax

(2,265)

(184)

-

Net loss

$ (13,405)

$ (16,730)

$ (4,568)

See accompanying notes.


Keyport Benefit Life Insurance Company

Statements of Capital and Deficit-Statutory Basis

Total

Common

Paid-in

Unassigned

Capital and

Stock

Surplus

Deficit

Deficit

(In Thousands)

Balances at January 1, 1999

$2,000

$10,000

$ (269)

$ 11,731

Net loss

(4,568)

(4,568)

Change in nonadmitted assets

(184)

(184)

Change in asset valuation reserve

(232)

(232)

Prior year taxes

(220)

(220)

Capital contribution

15,000

15,000

Balances at December 31, 1999

2,000

25,000

(5,473)

21,527

Net loss

(16,730)

(16,730)

Change in nonadmitted assets

(189)

(189)

Change in asset valuation reserve

(728)

(728)

Prior year taxes

517

517

Capital contribution

35,000

35,000

Balances at December 31, 2000

2,000

60,000

(22,603)

39,397

Net loss

-

-

(13,405)

(13,405)

Change in nonadmitted assets

-

-

(2,204)

(2,204)

Change in asset valuation reserve

-

-

(1,917)

(1,917)

Capital contribution

-

71,000

-

71,000

Balances at December 31, 2001

$2,000

$131,000

$(40,129)

$ 92,871

See accompanying notes.


Keyport Benefit Life Insurance Company

Statements of Cash Flow-Statutory Basis

Year ended December 31

2001

2000

1999

(In Thousands)

Operations:

Premiums and annuity considerations

$ 440,491

$ 461,978

$ 247,072

Net investment income received

47,509

18,947

5,336

Benefits paid

(67,596)

(43,766)

(27,274)

Commissions and other expenses

(26,756)

(26,552)

(14,980)

Net transfers to separate accounts

(46,463)

(87,549)

(103,252)

Separate account fee income

2,973

2,467

998

Other revenues received less other expenses

313

691

51

Federal income taxes recovered

749

5,153

474

Net cash provided by operations

351,220

331,369

108,425

Investment activities:

Proceeds from sales, maturities or repayments of

investments

159,460

40,715

41,061

Cost of investments acquired

(571,236)

(387,234)

(180,624)

Net cash used in investment activities

(411,776)

(346,519)

(139,563)

Financing and other activities:

Capital contribution received

71,000

35,000

15,000

Other applications, net

(7,614)

4,183

(29)

Net cash provided by financing and other activities

63,386

39,183

14,971

Net increase (decrease) in cash

2,830

24,033

(16,167)

Cash:

Beginning of year

47,252

23,219

39,386

End of year

$ 50,082

$ 47,252

$ 23,219

See accompanying notes.


Keyport Benefit Life Insurance Company

Notes to Statutory-Basis Financial Statements

December 31, 2001

1.  Organization

Keyport Benefit Life Insurance Company ("the Company") is a wholly owned subsidiary of Keyport Life Insurance Company ("Keyport Life").  Prior to December 31, 2000, Keyport Life was a wholly owned subsidiary of SteinRoe Services Inc. ("SteinRoe"), which is a wholly owned subsidiary of Liberty Financial Companies, Inc. ("Liberty Financial"), an indirect subsidiary of Liberty Mutual Insurance Company.  SteinRoe was merged into Liberty Financial on December 31, 2000.  Effective after the close of business on October 31, 2001, all of the outstanding shares of Keyport Life and its subsidiaries, including the Company, were acquired by Sun Life of Canada (U.S.) Holdings, Inc. ("Life Holdco") for approximately $1.7 billion.  Life Holdco is a member of the Sun Life Financial Group Insurance Holding Company System and is an indirect subsidiary of Sun Life Assurance Company of Canada. The Company is licensed in the State of New York and offers fixed and variable annuities and accident and health policies.

2.  Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared in accordance with insurance accounting practices prescribed or permitted by the New York State Insurance Department.  These practices differ from accounting principles generally accepted in the United States (GAAP).  The more significant variances are as follows:  (a) the costs related to acquiring and renewing business are charged to current operations as incurred rather than deferred and amortized over the premium-paying period or in proportion to the present value of estimated gross profits; (b) effective January 1, 2001, life premiums are recognized as income over the premium paying period of the related policies and annuity considerations are recognized as revenue when received; (c) policy reserves are based on statutory mortality and interest requirements rather than full account value; (d) deferred federal income taxes are not provided for the difference between the financial reporting and tax bases of assets and liabilities for statutory purposes (as prescribed or permitted by the New York State Insurance Department), whereas, they are required for GAAP; (e) certain assets designated as "nonadmitted assets" (principally furniture and equipment, leasehold improvements and certain agents' debit balances) have been excluded from the balance sheet through a charge to surplus; (f) bonds are generally carried at amortized cost irrespective of the Company's investment portfolio activity; (g) the asset valuation reserve ("AVR"), which is in nature a contingency reserve for possible losses on investments, is recorded as


Keyport Benefit Life Insurance Company

Notes to Statutory-Basis Financial Statements

December 31, 2001

2.  Summary of Significant Accounting Policies (continued)

a liability through a charge to surplus; and (h) the interest maintenance reserve ("IMR"), which is designed to include deferred realized gains and losses (net of applicable federal income taxes) due to interest rate changes on investments, is also recorded as a liability.  These deferred net realized investment gains or losses are amortized into future income generally over the original period to maturity of the assets sold.

Permitted Statutory Accounting Practices

The Company's statutory-basis financial statements are prepared in accordance with accounting practices prescribed or permitted by the New York Insurance Department.  Currently, "prescribed" statutory accounting practices are interspersed throughout state insurance laws and regulations, the NAIC's Accounting Practices and Procedures Manual and a variety of other NAIC publications.  "Permitted" statutory accounting practices encompass all accounting practices that are not prescribed; such practices may differ from state to state, may differ from company to company within a state and may change in the future.

Effective January 1, 2001, the State of New York required that insurance companies domiciled in the State of New York prepare their statutory basis financial statements in accordance with the NAIC Accounting Practices and Procedures Manual, version effective January 1, 2001, subject to any deviations prescribed or permitted by the Superintendent of Insurance of the State of New York.

In accordance with the practices prescribed by the State of New York, the Company did not adopt the components of Statement of Statutory Accounting Principles ("SSAP") No. 10, Income Taxes, which relates to deferred tax assets and deferred tax liabilities.  The impact of not applying SSAP No. 10 in its entirety is a decrease in statutory surplus of $1,097,305 for the year ended December 31, 2001.

Accounting changes adopted to conform to the provisions of the NAIC Accounting Practices and Procedures Manual, version effective January 1, 2001, are reported as changes in accounting principles. The cumulative effect of changes in accounting principles is reported as an adjustment to unassigned funds (surplus) in the period of the change in accounting principle. The cumulative effect is the difference between the amount of capital and surplus at the beginning of the year and the amount of capital and surplus that would have been reported at that date if the new accounting principles had been applied retroactively for all prior periods. The Company had no material cumulative change in accounting principles to report as of January 1, 2001.

Investments

All investments are valued in accordance with guidelines provided by the NAIC.  Bonds are carried at amortized cost, except for those bonds in or near default, which are recorded at the lower of amortized cost or fair value. Equity securities of nonaffiliated companies are carried at fair value.


Keyport Benefit Life Insurance Company

Notes to Statutory-Basis Financial Statements

December 31, 2001

2. Summary of Significant Accounting Policies (continued)

Realized investment gains and losses are calculated on a first-in, first-out basis.   Net realized investment gains or losses include gains on sales of equity securities and credit-related gains and losses on fixed maturities, net of applicable federal income taxes.  Interest-related realized investment gains or losses are deferred in the IMR and amortized under the grouped method.  The grouped method classifies realized investment gains and losses, net of applicable taxes, according to the number of calendar years to expected maturity.  The groupings are in bands of five calendar years, with amortization factors for each band provided by the NAIC's Securities Valuation Office.

For the mortgage-backed bond portion of the bond portfolio, the Company recognizes income using a constant effective yield based on anticipated prepayments over the estimated economic life of the security. When actual prepayments differ significantly from anticipated prepayments, the effective yield is recalculated to reflect actual payments to date and anticipated future payments, and any resulting adjustment is included in net investment income.

Cash and Short-term Investments

Cash and short-term investments represent cash balances and short-term investments having a maturity of three months or less when purchased.  Short-term investments are stated at amortized cost.

Policy and Contract Reserves

The reserves for annuity and other accident and health contracts are computed in accordance with presently accepted actuarial standards and are based on actuarial assumptions and methods which produce reserves at least as great as those required by law and contract provisions.

Income and Expenses

Annuity considerations are recognized as revenue when received.  Commissions and other costs applicable to the acquisition of new business are charged to operations as incurred.


Keyport Benefit Life Insurance Company

Notes to Statutory-Basis Financial Statements

December 31, 2001

2. Summary of Significant Accounting Policies (continued)

Separate Accounts

Separate account assets, which are valued at fair value, consist principally of investments in mutual funds and are included as a separate caption in the balance sheet.  The policyholders bear the investment risk.  Investment income and changes in asset values related to policyholders are fully allocated to variable annuity and variable life policyholders and, therefore, do not affect the operating results of the Company. The Company provides administrative services and bears the mortality risk related to these contracts. The statement of income includes the premiums, benefits and other items (including transfers to and from the separate account) arising from the operations of the separate account.

Fair Value of Financial Instruments

The following methods and assumptions were used by the Company in determining estimated fair values of financial instruments:

Bonds:  Fair values for bonds are based on quoted market prices, where available.  For bonds not actively traded, the estimated fair values are determined using values from independent pricing services or, in the case of private placements, are determined by discounting expected future cash flows using a current market rate applicable to the yield, credit quality and maturity of the securities.

Cash and Short-Term Investments:  The carrying value of cash and short-term investments approximates fair value.

Reserves for Future Policy Benefits:  Deferred annuity contracts are assigned fair value equal to current net surrender value.  Annuitized contracts are valued based on the present value of the future cash flows at current pricing rates.

Use of Estimates

The preparation of statutory-basis financial statements requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes.  Actual results could differ from those estimates.


Keyport Benefit Life Insurance Company

Notes to Statutory-Basis Financial Statements

December 31, 2001

2. Summary of Significant Accounting Policies (continued)

Reclassifications

Certain reclassifications have been made in the 2000 financial statements to conform to the classifications used in 2001.

3.  Investments

Bonds

The carrying value and fair value of investments in long-term bonds as of December 31, 2001 and 2000 are as follows (in thousands):

December 31, 2001

Gross

Gross

Carrying

Unrealized

Unrealized

Fair

Value

Gains

Losses

Value

U.S. Treasury securities

$ 4,121

$ 113

$ 0

$ 4,234

 Mortgage backed securities of U.S.
government corporations and agencies

114,639

907

(67)

115,479

Corporate securities

651,932

22,889

(3,367)

671,454

Other mortgage-backed securities

53,211

2,955

(116)

56,050

Asset-backed securities

82,192

2,434

(1,014)

83,612

$906,095

$29,298

$(4,564)

$930,829


December 31, 2000

Gross

Gross

Carrying

Unrealized

Unrealized

Fair

Value

Gains

Losses

Value

U.S. Treasury securities

$ 4,921

$ 3

$ (70)

$ 4,854

 Mortgage backed securities of U.S.
government corporations and agencies

43,426

644

(39)

44,031

Corporate securities

332,926

7,562

(2,564)

337,924

Other mortgage-backed securities

47,350

2,011

(32)

49,329

Asset-backed securities

71,560

1,514

(362)

72,712

$500,183

$11,734

$(3,067)

$508,850


Keyport Benefit Life Insurance Company

Notes to Statutory-Basis Financial Statements

December 31, 2001

3.  Investments (continued)

Contractual Maturities

The carrying value and fair value of bonds by contractual maturity as of December 31, 2001 are as follows (in thousands):

December 31, 2001

Carrying

Fair

Value

Value

Due in one year or less

$ 11,835

$ 12,860

Due after one year through five years

413,174

429,341

Due after five years through ten years

180,642

183,487

Due after ten years

50,402

50,000

Mortgage and asset backed

250,042

255,141

Total bonds

$906,095

$930,829

At December 31, 2001 and 2000, bonds with an amortized cost of $612,946 and $500,000, respectively, were on deposit with state insurance departments to satisfy regulatory authorities.

Net Investment Income

Net investment income is summarized as follows (in thousands):

Year ended December 31

2001

2000

1999

Bonds

$48,651

$22,497

$6,502

Preferred stock

89

-

603

Cash and short-term investments

4,201

1,754

7,105

Gross investment income

52,941

24,251

62

Investment expenses

524

251

7,043

52,417

24,000

(13)

Amortization of interest maintenance reserve

169

(45)

$7,030

Net investment income

$52,586

$23,955


Keyport Benefit Life Insurance Company

Notes to Statutory-Basis Financial Statements

December 31, 2001

3. Investments (continued)

Net Investment Income (continued)

There were no non-income producing bonds as of December 31, 2001, 2000 and 1999.  The Company's policy is to exclude all investment income due and accrued with amounts that are over 90 days past due or where the collection of interest is uncertain.  The Company had no due and accrued interest income excluded from surplus at December 31, 2001.

Net Realized Investment (Losses) Gains

Net realized investment (losses) gains are as follows (in thousands):

Year ended December 31

2001

2000

1999

Bonds:

Gross gains

$ 3,284

$ 436

$ 37

Gross losses

(7,983)

(673)

(366)

(4,699)

(237)

(329)

Federal income tax benefit

(1,041)

(53)

(115)

(3,658)

(184)

(214)

 Less: realized losses transferred to the interest
maintenance reserve (net of applicable federal income tax
benefit of $751, $0 and $115, in 2001, 2000 and 1999)

(1,393)

-

(214)

Net realized investment losses

$ (2,265)

$ (184)

$ -

4.  Federal Income Taxes

The Company files a consolidated federal income tax return with Keyport Life and Independence Life and Annuity Company.  Allocation of consolidated income is subject to a written agreement approved by the State of New York and is based upon separate return calculations with current credit for net losses incurred to the extent those losses are used in the consolidated return.  The Company will be eligible to file a consolidated return with Liberty Financial beginning in 2003.

Effective after the close of business on October 31, 2001, the Company and its affiliates will be eligible to file a  consolidated return with Sun Life Assurance Company of Canada - U.S. Operations Holdings, Inc. ("US Holdco") beginning 2006.  US Holdco is a member of the Sun Life Financial Group Insurance Holding Company System and is an indirect subsidiary of Sun Life Assurance Company of Canada. Allocation of consolidated income is subject to a written agreement approved by the State of New York, effective January 1, 1998, and is based upon separate return calculations with current credit for net losses incurred to the extent those losses are used in the consolidated return.  Intercompany balances are settled quarterly.


Keyport Benefit Life Insurance Company

Notes to Statutory-Basis Financial Statements

December 31, 2001

4.  Federal Income Taxes (continued)

There were no operating loss or tax credit carry forwards available at December 31, 2001.  The Company has no taxes incurred in the current and prior years that will be available for recoupment in the event of future net losses.

As of January 1, 2001, in accordance with the practices prescribed by the State of New York, the Company did not adopt the components of SSAP No. 10, Income Taxes, which relates to deferred tax assets and deferred tax liabilities.

The current income tax benefit for the years ended December 31, 2001 and 2000 included a tax benefit on current year operations of $292,860 and $1,787,731, respectively.  Among the more significant book to tax differences are the following at December 31, 2001 and 2000 (in thousands):

December 31, 2001

December 31, 2000

Amount

Tax Effect

Amount

Tax Effect

Loss before taxes

$ (11,433)

$ (4,002)

$ (18,334)

$ (6,417)

Book/tax reserves

5,412

1,894

5,323

1,863

Deferred acquisition costs

5,093

1,783

(471)

(165)

Investments

(944)

(330)

8,163

2,857

Dividend received deduction

(150)

(53)

(11)

(4)

Goodwill

3

1

-

-

Prior year taxes

-

414

-

-

Other, net

-

-

221

78

Taxable loss

$ (2,020)

$ (293)

$ (5,109)

$ (1,788)

Year ended December 31,

1999

Computed expected tax benefit

$(1,505)

Policy acquisition costs

943

Net amortization of investment discounts and premiums

(16)

Difference between statutory and tax reserves

846

Separate account dividends received deduction

(4)

Other, net

5

Federal income tax expense

$ 269

Taxes payable of $2,519,891 and $3,104,754 are included in accounts payable and accrued expenses at December 31, 2001 and 2000, respectively.


Keyport Benefit Life Insurance Company

Notes to Statutory-Basis Financial Statements

December 31, 2001

5. Reinsurance

In the ordinary course of business, the Company reinsures certain risks associated with its life and annuity policies.  Although reinsurance agreements contractually obligate the Company's reinsurers, the Company is contingently liable for these amounts in the event the assuming insurance organizations are unable to meet their contractual obligations.  At December 31, 2001, the Company's reinsurance was concentrated with one company.  Total insurance in force ceded was $304,233,336 and $321,431,307 at December 31, 2001 and 2000, respectively.  Premiums ceded were $412,867 and $230,235 for the years ended December 31, 2001 and 2000, respectively.  There was no reinsurance in affect as of and for the year ended December 31, 1999.

As of December 31, 2001, the amount of aggregate reduction in surplus (for agreements other than those under which the reinsurer may unilaterally cancel for reasons other than for nonpayment of premium or other similar credits) expected if of all reinsurance agreements were terminated, by either party, is estimated at $15,443,722.


Keyport Benefit Life Insurance Company

Notes to Statutory-Basis Financial Statements

December 31, 2001

6. Transactions with Affiliated Companies

The Company received additional capital contributions of  $71,000,000 and $35,000,000 from Keyport Life for the years ended December 31, 2001 and 2000, respectively.

During December 2001, the Company entered into an administrative services agreement with Sun Capital Advisers, Inc. ("SCA"), an affiliate, under which SCA acts as investment manager for certain of the Company's portfolios.  No material amounts had been charged for these services as of December 31, 2001.

Also during December 2001, the Company entered into a management services agreement with Sun Life Assurance Company of Canada ("SLOC") and Sun Life Assurance Company of Canada (U.S.) ("SLUS") whereby SLOC and SLUS provide administrative, financial, management, investment and other services to the Company.  As of December 31, 2001, no material charges were incurred by the Company under this agreement.

Prior to the acquisition of the Company and certain affiliates on October 31, 2001 by Life Holdco, the Company had an agreement with Keyport Life whereby Keyport Life provided for corporate general and administrative expenses and corporate overhead, such as executive, legal support and investment management services.  The total amount reimbursed Keyport Life by the Company was $1,283,509, $1,450,963 and $1,109,209 in 2001,2000 and 1999, respectively.

7.  Dividend Restrictions

The maximum amount of dividends which can be paid by the Company without prior approval of the Superintendent of Insurance of the State of New York is subject to restrictions. On September 20, 2000, New York insurance law was amended to permit a domestic stock life insurance company to distribute a dividend to its shareholders, without notice to the Superintendent of Insurance of the State of New York, where the aggregate amount of such dividend in any calendar year does not exceed the lesser of:  (1) ten percent of its surplus to policyholders as of the immediately preceding calendar year; or (2) its net gain from operations for the immediately preceding calendar year, not including realized capital gains.  Under the previous law, domestic stock life insurers were prohibited from distributing any dividends to share holders unless the insurer filed a notice of its intention to declare a dividend and its amount with the Superintendent at least 30 days in advance of the proposed declaration, and such proposed distribution was not disapproved by the Superintendent.  No dividends were declared and paid during 2001.  The Company has not paid dividends since its acquisition by Keyport Life.


Keyport Benefit Life Insurance Company

Notes to Statutory-Basis Financial Statements

December 31, 2001

8.  Commitments and Contingencies

Leases

The Company leases its home office, data processing equipment, furniture and certain office facilities from others under operating leases expiring in various years through 2006.  Rental expense amounted to $20,400 and $17,808 for the years ended December 31, 2001 and 2000, respectively.  The total of the minimum future rental payments under noncancelable operating leases having remaining terms in excess of one year at December 31, 2001 is $100,170.

Other Matters

The Company is not aware of any contingent liabilities arising from litigation, income taxes and other matters beyond the ordinary course of business that could have a material effect upon the financial condition of the Company.

The national tragedy of September 11, 2001 has had an adverse impact on the airline, hotel and hospitality businesses.  The Company has fixed maturities invested in entities associated with these industries.  The Company has considered the recoverability of these investments as of December 31, 2001 and has determined that no material other-than-temporary declines in value exist.  The Company will continue to monitor the recoverability of these investments to determine if any other-than-temporary declines due to the decrease in market value are necessary.  The Company has reviewed its insurance contracts to quantify potential losses, if any, as a result of the tragedy and has determined that there is no material claims exposure to the Company.


Keyport Benefit Life Insurance Company

Notes to Statutory-Basis Financial Statements

December 31, 2001

9.  Annuity Reserves

At December 31, 2001, the Company's annuity reserves and deposit fund liabilities that are subject to discretionary withdrawal (with adjustment), subject to discretionary withdrawal (without adjustment) and not subject to discretionary withdrawal provisions are summarized as follows (in thousands):

Amount

Percent

Subject to discretionary withdrawal (with adjustment)

At book value less current surrender charge of 5%

or more

$ 871,600

78.56%

At market value

222,498

20.06%

Total with adjustment or at market value

1,094,098

98.62%

Subject to discretionary withdrawal (without

adjustment) at book value with minimal or no

15,315

1.37%

charge or adjustment

Not subject to discretionary withdrawal

42

.01%

Total gross annuity reserves and deposit fund liabilities

1,109,455

100.00%

Less: reinsurance ceded

15,444

Total net annuity reserves and deposit fund liabilities

$1,094,011

The carrying value and fair value of the Company's reserves for future policy benefits at December 31, 2001 was $875.5 million and $833.1 million, respectively, and $510.7 million and $509.4 million at December 31, 2000, respectively.


Keyport Benefit Life Insurance Company

Notes to Statutory-Basis Financial Statements

December 31, 2001

10.  Separate Accounts

The Company had reserves for nonguaranteed separate accounts subject to discretionary withdrawal at a market value of $231,282,846 and $203,511,421 at December 31, 2001 and 2000, respectively.  A reconciliation of the amounts transferred to and from the separate accounts is presented below (in thousands):

Year ended December 31 2001

 Transfers as reported in the Summary of Operations
of the Separate Accounts Statement:

Transfers from separate accounts

$ 56,414

Transfers to separate accounts

(10,179)

Net transfers to separate accounts

46,235

Reconciling adjustments

-

 Transfers as reported in the Summary of Operations
of the Life, Accident & Health Annual Statement

$ 46,235

11.  Risk-Based Capital

Life and health insurance companies are required to calculate Risk-Based Capital (RBC) in accordance with instructions set forth by the NAIC.  RBC is a means of setting the capital standards for insurance companies to support their operations and encompasses various risks associated with the business, including asset quality, premium volume, policy reserves and interest rates.  The RBC is then compared to the Company's total adjusted capital, which is comprised of reported capital and surplus adjusted for the asset valuation reserve.  The Company's capital and surplus exceeds the RBC requirements at December 31, 2001.


PART C

Other Information

Item 24. Financial Statements and Exhibits

a) Financial Statements contained herein

(a)

Financial Statements:

Included in Part B:

KBL Variable Annuity Account:

Statement of Assets and Liabilities - December 31, 2001

Statement of Operations and Changes in Net Assets for the year ended December 31, 2001 and 2000

Notes to Financial Statements

Sun Life Insurance and Annuity Company of New York:

Consolidated Statements of Income, Years Ended December 31, 2001, 2000, and 1999

Consolidated Balance Sheets, December 31, 2001 and 2000

Consolidated Statements of Comprehensive Income, Years Ended December 31, 2001, 2000 and 1999

Consolidated Statements of Stockholders Equity, Years Ended December 31, 2001, 2000 and 1999

Consolidated Statements of Cash Flows, Years Ended December 31, 2001, 2000 and 1999

Notes to Consolidated Financial Statements

Unaudited proforma financial statements

Keyport Benefit Life Insurance Company

Unaudited Balance Sheets, December 31, 2001, 2000 and 1999

Unaudited Statements of Income, Years Ended December 31, 2001, 2000 and 1999

Unaudited Statements of Stockholders Equity, Years Ended December 31, 2001, 2000 and 1999.

Unaudited Statements of Cash Flows, Years Ended December 31, 2001, 2000 and 1999

Keyport Benefit Life Insurance Company:

Balance Sheet -- Statutory Basis for the years ended December 31, 2001 and 2000.

Statement of Operations -- Statutory Basis for the years ended December 31, 2001 and 2000.

Statement of Capital and (Deficit) Surplus -- Statutory Basis for the years ended December 31, 2001 and 2000.

Statement of Cash Flows -- Statutory Basis for the years ended December 31, 2001 and 2000.

Notes to Statutory-Basis Financial Statements

b) Exhibits

(1)

Amended and Restated Resolution Establishing Registrant (filed herewith)

**

(3)(a)

Marketing Coordination Agreement between Depositor, MFS Fund Distributors, and Clarendon Insurance Agency, Inc.

(4a)

Form of Variable Annuity Contract (filed herewith)

(4b)

Specimen Endorsement of Contract by Sun Life Insurance and Annuity Company of New York (filed herewith)

(5)

Form of Application for Variable Annuity Contract (filed herewith)

*

(6)

Copies of Charter and By-laws of the Depositor

***

(8)(a)

Participation Agreement dated September 1, 2001 by and among Sun Life Insurance and Annuity Company of New York, Clarendon Insurance Agency, Inc.,, Alliance Capital Management L.P., and Alliance Fund Distributors, Inc.

(8)(b)(i)

Service Agreement (filed herewith)

(8)(b)(ii)

Novation (filed herewith)

(9)

Opinion and Consent of Counsel (filed herewith)

(10)

Consent of Independent Auditors (filed herewith)

**

(14)

Chart of Affiliations

(15)

Power of Attorney (filed herewith)

* Incorporated by reference to Post-Effective Amendment No. 2 to the Registration Statement on Form N-4 of Sun Life (N.Y.) Variable Account C, filed April 24, 1998 (File Nos. 333-05037; 811-04440)

** Incorporated by reference to Pre-Effective Amendment No. 1 to the Registration Statement on Form N-4 of Sun Life of Canada (U.S.) Variable Account F, filed February 14, 2002 (File Nos. 333-74844; 811-05846).

*** Incorporated by reference to Post-Effective Amendment No. 2 to the Registration Statement on Form N-4 of Sun Life (NY) Variable Account C, filed on November 6, 2002 (File Nos. 333-67864; 811-04440)

Item 25.  Directors and Officers of the Depositor

Name and

Principal Positions and Officers

Business Address

With Depositor

Donald A. Stewart

Chairman and Director

150 King Street West

Toronto, Ontario

Canada M5H 1J9

C. James Prieur

Vice Chairman and Director

150 King Street West

Toronto, Ontario

Canada M5H 1J9

James A. McNulty, III

President and Director

One Sun Life Executive Park

Wellesley Hills, MA 02481

David D. Horn

Director

257 Lake Street

P.O. Box 24

New Vineyard, ME 04956

Donald B. Henderson, Jr.

Director

125 West 55th Street

New York, NY 10019

Angus A. MacNaughton

Director

481 Kingswood Lane

Danville, CA 94506

Peter R. O'Flinn

Director

125 West 55th Street

New York, NY 10019

Fioravante G. Perrotta

Director

4231 Crayton Road

Naples, FL 34103

S. Caesar Raboy

Director

220 Boylston Street

Boston, MA 02110

William W. Stinson

Director

1001 13th Avenue S.W.

Calgary, Alberta

Canada T2R 0L5

David K. Stevenson

Director

359 Grove Street

Needham, MA 02492

Frederick B. Whittemore

Director

1221 Avenue of the Americas

New York, NY 10020

James C. Baillie

Director

Torys

Suite 300, Maritime Life Tower

Toronto, Ontario MSK 1N2

Michael E. Shunney

Vice President, Group Insurance

One Sun Life Executive Park

Wellesley Hills, MA 02481

James M.A. Anderson

Vice President, Investments

One Sun Life Executive Park

Wellesley Hills, MA 02481

Peter F. Demuth

Vice President and Chief Strategy and

One Sun Life Executive Park

Business Development Officer

Wellesley Hills, MA 02481

Ellen B. King

Assistant Vice President and Senior Counsel

One Sun Life Executive Park

and Secretary

Wellesley Hills, MA 02481

Davey S. Scoon

Vice President & Chief Administrative and

One Sun Life Executive Park

Financial Officer & Treasurer

Wellesley Hills, MA 02481

Philip K. Polkinghorn

Vice President, Retirement Products and

112 Worcester Street

Services

Wellesley Hills, MA 02481

Robert P. Vrolyk

Vice President and Actuary

One Sun Life Executive Park

Wellesley Hills, MA 02481

Nancy L. Conlin

Vice President and Chief Counsel

One Sun Life Executive Park

Wellesley Hills, MA 02481

Item 26.  Persons controlled by or under Common Control with Depositor of Registrant

No person is directly or indirectly controlled by the Registrant. The Registrant is a separate account of Sun Life Insurance and Annuity Company of New York which is a wholly-owned subsidiary of Sun Life Assurance Company of Canada (U.S.). Sun Life Assurance Company of Canada (U.S.) is an indirect wholly-owned subsidiary of Sun Life Assurance Company of Canada.

The organization chart of Sun Life Assurance Company of Canada is incorporated by reference to Exhibit 16 to Pre-Effective Amendment No. 1 to the Registration Statement on Form N-4 of Sun Life of Canada (U.S.) Variable Account F, (File No. 333-74844; 811-05846), filed February 14, 2002.

Item 27.  Number of Contract Owners

As of October 15, 2002, the Registrant had 4 qualified and 16 non-qualified Contract Owners.

Item 28.  Indemnification

Article 5, Section 5.6 of the By-laws of Sun Life Insurance and Annuity Company of New York, a copy of which was filed as Exhibit A.(6)(b) to the Registration Statement of the Registrant on Form N-8B-2 (File No. 811-4440), provides for indemnification of directors, officers and employees of Sun Life Insurance and Annuity Company of New York.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of Sun Life Insurance and Annuity Company of New York pursuant to the certificate of incorporation, by-laws, or otherwise, Sun Life (N.Y.) has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.  In the event that a claim for indemnification against such liabilities (other than the payment by Sun Life (N.Y.) of expenses incurred or paid by a director, officer, or controlling person of Sun Life (N.Y.) in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, Sun Life (N.Y.) will, unless in the opinion of their counsel the matter has been settled by controlling precedent, submit to a court or appropriate jurisdiction the question whether such indemnification by them is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 29.  Principal Underwriters

(a) Clarendon Insurance Agency, Inc. ("Clarendon"), which is a wholly-owned subsidiary of Sun Life Assurance Company of Canada (U.S.), acts as general distributor for the Registrant, Sun Life of Canada (U.S.) Variable Accounts C, D, E, F, G, H and I, Sun Life (N.Y.) Variable Accounts A, B, and C, KBL Variable Annuity Account, and Money Market Variable Account, High Yield Variable Account, Capital Appreciation Variable Account, Government Securities Variable Account, World Governments Variable Account, Total Return Variable Account and Managed Sectors Variable Account.

(b) The directors and officers of Clarendon are:

Name and Principal

Positions and Officers

Business Address*

with Underwriter

William P. Franca

President

Davey S. Scoon

Treasurer and Director

James M.A. Anderson

Director

James A. McNulty, III

Director

George E. Maden

Secretary and Clerk

William T. Evers

Assistant Secretary and Assistant Clerk

Norton A. Goss, II

Vice President & Chief Compliance Officer

Michael L. Gentile

Vice President

John E. Coleman

Vice President

Nancy C. Atherton

Tax Officer

------------------------------

* The principal business address of all directors and officers of the principal underwriter, except for Mr. Franca, is One Sun Life Executive Park, Wellesley Hills, Massachusetts 02481. The principal business address of Mr. Franca is 112 Worcester Street, Wellesley Hills, MA 02481.

(c) Inapplicable

Item 30.  Location of Accounts and Records

Sun Life Insurance and Annuity Company of New York has contracted with American Republic Insurance Company ("American Republic") to assist with administrative services in connection with the Registrant. Certain policyholder records are maintained by American Republic at their office which is located at 601 6th Avenue, Des Moines, Iowa 50309.

Accounts, books and other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940 and the Rules promulgated thereunder are maintained by Sun Life Insurance and Annuity Company of New York, in whole or in part, at its Home Office at 122 East 42nd Street, Suite 1900, New York, New York 10017, at the offices of Clarendon Insurance Agency, Inc. at One Sun Life Executive Park, Wellesley Hills, Massachusetts, 02481, or at the offices of Sun Life Assurance Company of Canada (U.S.), One Sun Life Executive Park, Wellesley Hills, Massachusetts 02481 and 125 High Street, Boston, Massachusetts, 02110. .

Item 31.  Management Services

None

Item 32.  Undertakings

Registrant hereby undertakes to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted. Registrant further undertakes that a postcard or similar written communication will be affixed to or included in the prospectus for the contracts which are the subject of this registration statement that the applicant can remove and send for a Statement of Additional Information. Registrant further undertakes to deliver a Statement of Additional Information and any financial statements required to be made available under this Form N-4 promptly upon written or oral request.

Representations pursuant to 403(b) of the Internal Revenue Code.

The Company represents that it is relying upon a November 28, 1988  Securities and Exchange Commission no-action letter issued to the American  Council of Life Insurance and that the provisions of paragraphs 1-4 of  the no-action letter have been complied with.

Representation with respect to Section 26(f) of the Investment Company Act of 1940.

The Company represents that the fees and charges deducted under the Contracts in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the Company.


SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant, KBL Variable Annuity Account, certifies that it has caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of Wellesley Hills and Commonwealth of Massachusetts on this 31st day of December, 2002.

KBL Variable Annuity Account

(Registrant)

Sun Life Insurance and Annuity

Company of New York

(Depositor)

By: /s/ JAMES A. McNULTY, III

James A. McNulty, III

President

Attest:

/s/ EDWARD M. SHEA

Edward M. Shea

Assistant Vice President

and Senior Counsel


As required by the Securities Act of 1933, this Registration Statement has been signed by the following directors and principal officers of Sun Life Insurance and Annuity Company of New York in the capacities and on the dates indicated:

Signature

Title

Date

/s/ JAMES A. McNULTY, III

President and

December 31, 2002

James A. McNulty, III

Director

/s/ DAVEY S. SCOON

Vice President & Chief Financial and

Davey S. Scoon

Administrative Officer & and Treasurer

December 31, 2002

(Principal Financial & Accounting Officer)

/s/SANDRA M. DADALT

Attorney-in-Fact for:

December 31, 2002

Sandra M. DaDalt

Donald A. Stewart, Chairman and Director

C. James Prieur, Vice Chairman and Director

Donald B. Henderson, Jr., Director

Peter R. O'Flinn, Director

Fioravante G. Perrotta, Director

David K. Stevenson, Director

Frederick B. Whittemore, Director

James C. Baillie, Director

David D. Horn, Director

Angus A. McNaughton, Director

S. Caesar Raboy, Director

William W. Stinson, Director

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EXHIBIT LIST

(1)

Amended and Restated Resolution Establishing Registrant

(4a)

Form of Variable Annuity Contract

(4b)

Specimen Endorsement of Contract by Sun Life Insurance and Annuity Company of New York

(5)

Form of Application for Variable Annuity Contract

(8)(b)(i)

Service Agreement

(8)(b)(ii)

Novation

(9)

Opinion and Consent of Counsel

(10)

Consent of Independent Auditors

(15)

Power of Attorney